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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

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Cautionary Statement for Purposes of The “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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Additional Information

References in this annual report to:
  “2011 AGM” are to the Company’s Annual General Meeting scheduled to be held on around June 29, 2011;

  “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

  “Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

  “EUR” are to Euros;

  “global offering” are to the initial public offering of our ADSs and our ordinary shares, which offering was completed on March 18, 2004;

  “HK$” are to Hong Kong dollars;

  “Jpy” are to Japanese Yen;

  “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

  “Rmb” are to Renminbi;

  “SEC” are to the U.S. Securities and Exchange Commission;

  “SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited; and

  “US$” or “USD” are to U.S. dollars.
All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

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Corporate Information

Registered name	Semiconductor Manufacturing International
Corporation (the “Company”)

Chinese name (for identification purposes only)

Registered office	PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road Pudong New Area Shanghai 201203 PRC

Place of business in Hong Kong registered under Part XI of the Companies Ordinance	Suite 3003 30th Floor 9 Queen’s Road Central Hong Kong

Website address	http://www.smics.com

Company secretary	Anne Wai Yui Chen

Authorized representatives	Jiang Shang Zhou Anne Wai Yui Chen

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”) New York Stock Exchange (“NYSE”)

Stock code	981 (HKSE) SMI (NYSE)

Financial Calendar
Announcement of 2010 results	March 30, 2011
Book closure period	June 24, 2011 to June 29, 2011, both days inclusive
Annual general meeting	June 29, 2011
Financial year end	December 31

* For identification purposes only

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Chairman’s Statement

Dear Shareholders:

2010 is the tenth anniversary of SMIC. I am pleased to announce that SMIC has achieved full-year profit in 2010. In 2010 the global semiconductor industry experienced higher-than-average growth above industry expectation. SMIC seized this rare opportunity for rapid growth; sales revenue and capacity utilization both reached a record high level. In 2010 the total annual revenue increased 45%; the company's utilization rate of the fourth quarter of 2010 has climbed to a record high of 96.8%. The gross margin has turned positive since the third quarter of 2009 and sustained a stable and healthy growth. The gross margins was well above 20% in the third and fourth quarter of 2010, thus the full year of 2010 recorded a gross margin of about 20%, which was our best performance achieved since after the year of IPO.

This past year, in order to turn around as quickly as possible, the new management adopted a number of effective measures addressing product mix, narrowing the technology gap, strengthening operational efficiency, increasing R&D investment, and improving leadership capability. As the most advanced semiconductor manufacturer in Mainland China, we continue to improve our product mix to increase our average selling price and profitability. In the fourth quarter of 2010, the revenue contribution of 90-nanometer and below logic process had grown to 24% of wafer revenue, among which 65-nanometer process products had risen to 8.6% of wafer revenue. In the fourth quarter of 2010, revenue from Mainland China contributed 31% of total income, compared to 21% in 2009. We are gradually shortening the technology gap with our competitors in advanced process development, and we have completed our 40-nanometer process development, with qualification ahead of schedule and will enter into mass production by the end of 2011. We have also accelerated research and development of our 32-nanometer process. In the past year with our internal efforts we reduced costs and improved the operational efficiency across the company and the output increase substantially without much capacity expansion. Furthermore, in the year of 2010, the company continued to commit to social responsibility, investing a number of resources in projects like environmental protection, energy-saving, recycling economy and community service. We have also supported the Shanghai World Expo in different aspects, and continue to contribute to building a harmonious society.

Looking back on 2010, the company has made profit under the leadership of a strong new management team, however, this is only the first step to sustainable profitability. Looking into 2011, the global semiconductor industry continues to grow with a compound annual growth rate higher than the global macro-economic growth. The world-class integrated design manufacturers (IDM) continue to outsource large amounts of advanced process demand, making the growth rate of the foundry industry higher than that of the entire semiconductor industry. 2011 is also the initial year of the twelfth five-year state plan of China; at the beginning of the Year of the Rabbit, the State Council issued a series of policies to further encourage the development of the software and IC industries, respectively, from taxation, investment and financing, research and development, import and export, human resources, and intellectual property rights — these seven aspects will be supported by the implementation of specific rules and policies. Such favorable policy incentives and the growing macro-environment may bring a series of good opportunities to SMIC for its future development. We shall seize such opportunities to expand our capacity gradually and continue toward the established goals step by step, adhering to our core values of harmony, science, integrity, innovation, in the best interests of our shareholders, customers, and employees.

Once again, thank you for your continued attention and support given to SMIC during its development.

Jiang Shangzhou
Chairman of the Board

Shanghai, PRC

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Chief Executive Officer’s Statement

Dear Shareholders,

2010 Overview
2010 was a year of achievement for SMIC, as the Company reported historical high annual revenue of more than $1.5 billion and recorded its first profitable year, at both operational and net income levels, after 5 years of loss. Gross margins expanded from 7.6% in the fourth quarter of 2009 to 23.9% in the fourth quarter of 2010, thus we achieved 19.9% gross margin for the full year of 2010, which is the highest gross margin performance achieved in 6 years. It was also a year of transformation, as we began the execution of a new vision, strategy, and plan. We received various awards in 2010, recognizing our high-level of performance and service as well as improvements; of these, 5 came from our top 10 customers. We are gaining momentum in engaging with key customers on both legacy and advanced technology. All of this shows we have made significant progress compared to 12 months ago, and we have confidence that our momentum will continue through 2011 and onwards.

Sales
Looking into our sales strategies, we continue to work vigorously with our North American customers on leading technology, and continue our service support of the ever growing Chinese fabless. North America continues to contribute more than half of our revenue, with healthy growth from increased leading-node revenue contribution. In 2010 North American revenue grew 34.8% compared to 2009. Chinese fabless industry growth outpaced worldwide growth in 2010. For the full year 2010, our China revenue almost doubled compared to 2009 to 27.6% of our total sales. China fabless growth is estimated to continue to outgrow global semiconductor growth in the next few years. We believe SMIC is currently best positioned in capturing the China market opportunity with its strategic location and by possessing the most advanced semiconductor manufacturing capability and foreign export licensing in China.

Technology
We are putting more effort and resources to drive our technology to narrow the gap with the leading players. Revenue contribution from 65-nanometer was 5.4% in 2010 compared to 1.0% in 2009. 65-nanometer revenue more than tripled in the fourth quarter of 2010 compared to the year prior, and we are confident that this technology node will continue to be a key revenue driver in 2011. Our 40-nanometer low-leakage technology process was frozen on schedule in October 2010, and we are accelerating our other 45-nanometer programs, targeting mass production in the second half of 2011. Our 32-nanometer development has begun, and we are in advanced discussions with customers on collaboration.

Operations
Based on customer feedback, our operations have improved reaching leading industry standards. All of our fabs have improved their line yields to above 99%, and in 2010, overall defect density improved more than 30%. As mentioned briefly earlier, we were given numerous awards by customers, such as “Top Rated Foundry Supplier”, “#1 supplier performance”, “Best Yield Improvement”, “2010 Top Supplier”, “2010 Top Delivery Performance”, and others. The overall enhanced performance is driving stronger customer partnerships for SMIC. We will continue to optimize our operations to be competitive in the long-term.

Looking Forward
2011 seems to be another year of growth for the foundry industry as IDM’s continue to outsource manufacturing to foundries. SMIC targets to outgrow the foundry industry in 2011 and we believe this will be another important year for SMIC to prove its capability and service in 65-nanometer and 45-nanometer, and we look forward to delivering sustainable value to our stakeholders in 2011 and onward. Thank you for your continued support.

David NK Wang
Chief Executive Officer

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Business Review

SMIC under the direction of new senior management, continued to expand its product portfolio and customer base despite the challenging business environment in 2010. Still, the Company continued to benefit from its strategic position in China — the largest and fastest growing integrated circuits market, and saw a steady growth in the region, in particular, through the implementation of the stimulus package that stirred strong domestic demand. As our business began to grow and improve in 2010, with our utilization rate rebounding to 96.8% in the fourth quarter, we also saw a significant growth in the revenue generated from the more advanced technology nodes of 0.13-micron and below.

Financial Overview

During 2010, we generated US$694.6 million in cash from operations. Capital expenditures in 2010 totaled $728 million, which was mainly allocated to 65-nanometer, 45-nanometer and 32-nanometer research and development and 12-inch advanced technology expansion and development in our Beijing Fab. Looking ahead, we will continue to increase capital expenditures, improve efficiency, foster innovation, and enhance our financial position as we continue for sustained profitability.

Customers and Markets

SMIC serves a global customer base, comprised of leading IDMs, fabless semiconductor companies, and system companies. Leveraging on our strategic position in China, we have seen our Greater China business grow strongly during the year, contributing 39% to the overall revenue for 2010, an increase from 35% in 2009.

Geographically, North American customers, which contributed 55% of the overall revenue, remained as the largest customer base for SMIC in 2010, displaying a strong growth in the advanced nodes. In other regions, Mainland China customers contributed 28% of the total revenue in 2010, followed by Taiwan customers at 11%.

Communication applications, which contributed 49% of our overall revenue, continued to be our strongest sector. Similarly, contribution from consumer applications also grew from 38% of revenue in 2009 to 40% in 2010. Our North American customers, which include leading IDM and fabless IC companies, showed strong demand in communications products, mainly in mobile, networking and WLAN (Wireless Local Area Network) applications. Our Chinese customers, on the other hand, showed strong demand for both consumer and communications products, including digital television (DTV), set-top box (STB), mobile, portable media player (PMP), and PDA applications.

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In terms of revenue breakdown by technology node, revenue contribution from business at the 0.13-micron node and below business has grown to 52% in 2010 as compared to 48% in 2009, while revenue from 65nm technology revenue contributed 5% of wafer revenue in 2010. In addition, our 45-nanometer low-power technology development is on schedule, while we have extended our technology offering down to 40nm, plus an extension to include 55-nanometer.

In 2010, we engaged 41 new customers, and the majority of them were Chinese fabless companies, where we experienced the fastest growth. Notably, our China business has been growing steadily not only from a revenue perspective, but also based on the number of new designs using more advanced technology nodes — some pursuing 65-nanometer. This trend also signifies that China is quickly catching up to the rest of the world in terms of its innovation and design capabilities. Promising new players with innovative designs and applications continue to emerge among the Chinese fabless companies, and we are producing a broad range of applications for them, including CMOS image sensor (CIS), Mobile CMMB, HDTV, RFID, wireless and other products. To this end, SMIC remains committed to collaborating with our existing and new customers in China, and further solidifying our position as the leading foundry in the market. At the same time, we will also continue to expand our presence in the global arena.

Research and Development

In 2010, our research and development expenses were $174.9 million, which represented 11.2% of our sales.

The research and development efforts were focused primarily on our logic platform and system-on-chip (SOC) applications. SMIC in 2010 has achieved many significant milestones. Early on in the year, the Company shipped 100,000 8-inch wafers to Galaxycore using CMOS image sensor (CIS) process technology. In May, Synopsys announced the immediate availability of silicon-proven and USB logo-certified DesignWare USB 2.0 nanoPhy intellectual property for 65-nanometer (nm) low-leakage (LL) process technology. In addition, the Company has longstanding partnership with leading fabless companies to include 65nm LL and 40nm LL process technologies. For system-on-chip (SOC) front, ARM and SMIC agreed to collaborate on the development of ARM leading physical IP library platform for 65nm LL and 40nm LL technology process nodes. Our 65nm LL technology successfully moves to volume production, an accumulative wafer shipped has achieved over 10,000 pieces since mass production began in Q3 2009, mostly implemented at our 300mm facility in Beijing.

We employ approximately over 451 research and development engineers, with experience in the semiconductor industry and with advanced degrees from leading universities around the world and in China.

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Business Review

Outlook for 2011

Our overall outlook for 2011 is positive as we see a growing foundry market supporting an overall strengthening of our Company’s foundation.

The Company broke even on both net and operating income levels in 2010, and we target sustainable profitability going forward. Our product mix continues to improve as our 65-nanometer continues to ramp up, and as our customers migrate to more advanced technology nodes that have higher ASP. Our capital expenditure spending in 2011 is being focused on products with higher ASP where our customer demand is, namely in 12-inch production.

The overall foundry market is better, and furthermore the China market looks even stronger. We continue to work hard and to seize opportunities to improve our business in this year of growth.

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Management’s Discussion and Analysis of Financial Condition and Results of Operation

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2008, 2009 and 2010 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2006 and 2007 and for the two years then ended is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands, except for per share and per ADS data)
Income Statement Data:
Sales	$1,465,323	$1,549,765	$1,353,711	$1,070,387	$1,554,788
Cost of sales(1)	1,338,155	1,397,038	1,412,851	1,184,589	1,244,714
Gross profit (loss)	127,168	152,727	(59,140)	(114,202)	310,074
Operating expenses (income):
Research and development	94,171	97,034	102,240	160,754	174,900
General and administrative	47,365	74,490	67,036	218,688	43,762
Selling and marketing	18,231	18,716	20,661	26,566	29,498
Litigation settlement	—	—	—	269,637	—
Amortization of acquired intangible assets	24,393	27,071	32,191	35,064	27,168
Impairment loss of long-lived assets	—	—	106,741	138,295	8,442
Gain (loss) from sale of plant and
equipment and other fixed assets	(43,122)	(28,651)	(2,877)	3,832	(658)
Other operating income	—	—	—	—	(16,493)
Total operating expenses, net	141,038	188,659	325,992	852,836	266,619
Income (loss) from operations	(13,870)	(35,932)	(385,132)	(967,038)	43,454
Other expenses:
Interest income	14,916	12,349	11,542	2,591	4,127
Interest expense	(50,926)	(37,936)	(50,767)	(24,699)	(22,655)
Change in the fair value of commitment to
issue shares and warrants	—	—	—	(30,101)	(29,815)
Foreign currency exchange gain (loss)	(21,912)	11,250	11,425	7,302	5,025
Others, net	1,821	2,238	7,429	4,626	8,772
Total other expense, net	(56,101)	(12,100)	(20,371)	(40,281)	(34,547)
Income (Loss) before income tax	(69,971)	(48,032)	(405,503)	(1,007,319)	8,907
Income tax benefit (expense)	24,928	29,720	(26,433)	46,624	4,818
Gain (Loss) from equity investment	(4,201)	(4,013)	(444)	(1,782)	285
Net income (loss) before cumulative effect
of a change in accounting principle	(49,244)	(22,324)	(432,380)	(962,478)	14,011
Cumulative effect of a change in
accounting principle	5,154	—	—	—	—
Net income (loss)	(44,090)	(22,324)	(432,380)	(962,478)	14,011
Accretion of interest to noncontrolling
interest	(19)	2,856	(7,851)	(1,060)	(1,050)
Loss attributable to non-controlling interest	—	—	—	—	140
Income (loss) attributable to holders of
ordinary shares	(44,109)	(19,468)	(440,231)	(963,537)	13,100
Earnings (loss) per share, basic	$(0.00)	$(0.00)	$(0.02)	$(0.04)	$0.00
Earnings (loss) per share, diluted	$(0.00)	$(0.00)	$(0.02)	$(0.04)	$0.00
Shares used in calculating basic earnings
(loss) per share(2)	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084	24,258,437,559
Shares used in calculating diluted earnings
(loss) per share(2)	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084	25,416,597,405

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(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation.

	As of December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$363,620	$469,284	$450,230	$443,463	$515,808
Restricted cash	—	—	6,255	20,360	161,350
Short-term investments	57,951	7,638	19,928	—	2,454
Accounts receivable, net of allowances	252,185	298,388	199,372	204,290	206,623
Inventories	275,179	248,310	171,637	193,705	213,404
Total current assets	1,049,666	1,075,302	926,858	907,058	1,179,102
Prepaid land use rights	38,323	57,552	74,293	78,112	78,798
Plant and equipment, net	3,244,401	3,202,958	2,963,386	2,251,614	2,351,863
Total assets	4,541,292	4,708,444	4,270,622	3,524,077	3,902,693
Total current liabilities	677,362	930,190	899,773	1,031,523	1,399,345
Total long-term liabilities	817,710	730,790	578,689	661,472	294,806
Total liabilities	1,495,072	1,660,980	1,478,462	1,692,995	1,694,152
Non-controlling interest	38,800	34,944	42,795	34,842	39,004
Total equity	$3,007,420	$3,012,519	$2,749,365	$1,796,240	$2,169,537

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net income (loss)	$(49,224)	$(22,324)	$(432,380)	$(962,478)	$14,011
Adjustments to reconcile net income (loss)
to net cash provided by
operating activities:
Depreciation and amortization	919,616	706,277	761,809	748,185	584,242
Net cash provided by
operating activities	769,649	672,465	569,782	283,566	694,613
Purchases of plant and equipment	(882,580)	(717,171)	(669,055)	(217,269)	(491,539)
Net cash used in investing activities	(917,369)	(643,344)	(761,713)	(211,498)	(583,713)
Net cash provided by (used in) financing
activities	(74,440)	76,637	173,314	(78,902)	(37,851)
Net increase (decrease) in cash and cash
equivalents	(222,177)	105,664	(19,054)	(6,767)	72,346
Other Financial Data:
Gross margin	8.7%	9.9%	–4.4%	–10.7%	19.9%
Operating margin	–0.9%	–2.3%	–28.5%	–90.3%	2.8%
Net margin	–3.0%	–1.3%	–32.5%	–90.0%	0.9%
Operating Data:
Wafers shipped (in units):
Total(1)	1,614,888	1,849,957	1,611,208	1,376,663	1,985,974

(1)	Including logic, DRAM, copper interconnects and all other wafers.

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Management’s Discussion and Analysis of Financial Condition and Results of Operation

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Sales
Sales increased by 45.3% from US$1,070.4 million for 2009 to US$1,554.8 million for 2010, primarily due to an increase in overall wafer shipment. For the full year 2010, the overall wafer shipments were 1,985,974 units of 8-inch equivalent wafers, up 44.3% year-on-year.

The average selling price1 of the wafers the Company shipped increased by 0.6% from US$778 per wafer to US$783. Excluding DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 47.5% to 54.5% between these two periods.

Cost of sales and gross profit (loss)
Cost of sales increase by 5.1% from US$1,184.6 million for 2009 to US$1,244.7 million for 2010. Out of the total cost of sales for 2010, US$497.6 million was attributable to depreciation of plant and equipment and another $2.8 million was attributable to share-based compensation costs. Out of the total cost of sales for 2009, US$575.1 million was attributable to depreciation of plant and equipment and another $23.5 million was attributable to amortization of deferred costs and share-based compensation costs.

The Company had a gross profit of US$310.1 million for 2010 compared to a gross loss of US$114.2 million in 2009. Gross margins were 19.9% in 2010 compared to –10.7% in 2009. The increase in gross margins was due to market recovery from 2009 global recession and $75.5 million decrease in depreciation expense.

Operating income (expenses) and income (loss) from operations
Operating expenses decreased by 68.7% from US$852.8 million for 2009 to US$266.6 million for 2010 primarily due to charges related to settlement of litigation, bad debt provision and plant and equipment impairment loss in 2009.

Research and development expenses increased by 8.8% from US$160.8 million for 2009 to US$174.9 million for 2010, due to an increase in expenses associated with 65nm and 45nm technology development.

General and administrative expenses decreased by 80.0% to US$43.8 million for 2010 from US$218.7 million for 2009, primarily due to an increase in bad-debt provision in 2009.

Selling and marketing expenses increased by 11.1% from US$26.6 million for 2009 to US$29.5 million for 2010, due to an increase in sales and marketing activities.

The amortization of acquired intangible assets decreased from US$35.1 million for 2009 to US$27.2 million for 2010.

1 Based on simplified average selling price which is calculated as total revenue divided by total shipments.

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As a result, the Company’s income from operations was US$43.5 million in 2010 compared to loss from operations of US$967.0 million in 2009. Operating margin was 1.4% and (90.3)%, for 2010 and 2009 respectively.

Other income (expenses)
Other expenses decreased from US$40.3 million in 2009 to US$34.5 million in 2010. Total foreign exchange gain, combining the operating and non-operating activities, was US$5.0 million in 2010 as compared to US$7.3 million in 2009.

Net income (loss)
Due to the factors described above, the Company recorded a net income of US$14.0 million in 2010 compared to a net loss of US$962.5 million in 2009.

Bad debt provision
The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables. The Company’s bad debt provision excludes receivables from a limited number of customers due to a high level of collection confidence. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. The Company’s bad debt provision made in 2010, 2009 and 2008 amounted to US$1.1 million, US$115.8 million, and US$1.3 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

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Management’s Discussion and Analysis of Financial Condition and Results of Operation

Debt Arrangements
Set forth in the table below are the aggregate amounts, as of December 31, 2010, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
					After
Contractual obligations	Total	1 year	1–2 years	3–5 years	5 years
	(consolidated, in US$ thousands)
Short-term borrowings	$372,055	$372,055	$—	$—	$—
Secured long-term loans	512,055	333,459	178,596	—	—
Purchase obligations(1)	641,076	641,076	—	—	—
Other long-term obligations(2)	90,717	34,390	28,560	27,767	—
Total contractual obligations	$1,615,903	$1,380,980	$207,156	$27,767	$—

(1)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(2)	Includes the settlement with TSMC for an aggregate of $200 million payable in installments over five years and the other long-term liabilities relating to certain license agreements.

As of December 31, 2010, the Company’s outstanding long-term liabilities primarily consisted of US$512.0 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment in December 2012.

2006 Loan Facility (SMIC Shanghai). In June 2006, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. The principal amount is repayable beginning December 2006 in ten semi-annual installments. The interest rate is variable and determined as LIBOR +1.00%. In August 2010, the facility was fully repaid.

2009 USD & RMB Loan Facility. In June 2009, SMIC Shanghai entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of US$80 million and RMB200 million, respectively, with The Export-Import Bank of China. This facility is secured by the manufacturing equipment located in SMIC Shanghai’s 12-inch fab. This two-year loan facility will be used to finance future expansion and general corporate requirement for SMIC Shanghai’s 12-inch fab. As of December 31, 2010, SMIC Shanghai had drawn down US$80 million and RMB200 million (US$29.4 million), respectively, on this loan facility. The principal amount is repayable in June 2011. In 2010, the interest rate on the loan ranged from 2.00% to 4.86%. The interest expense incurred in 2010 and 2009 was US$3.6 million and US$1.3 million, respectively, of which US$1.1 million and US$0.1 million were capitalized as additions to assets under construction in 2010 and 2009, respectively.

The total outstanding balance of the facilities is collateralized by certain equipment with an original cost of US$366 million as of December 31, 2010.

2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. This facility is secured by the manufacturing

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equipment located in the SMIC Beijing 12-inch fabs. The Company has guaranteed SMIC Beijing’s obligations under this facility. As of December 31, 2010, SMIC Beijing had repaid US$309.9 million. On June 26, 2009, SMIC Beijing amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms. The interest rate on this loan facility in 2010 ranged from 2.64% to 2.95%. The interest expense incurred in 2010, 2009 and 2008 was US$8.4 million, US$10.2 million and US$25.6 million, of which US$2.8 million, US$0.5 million and US$1.6 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively.

The total outstanding balance of the SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment with an original cost of US$1,314 million as of December 31, 2010.

Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

1.	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses <1; and

2.	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability –borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

SMIC Beijing has complied with these covenants as of December 31, 2010.

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Management’s Discussion and Analysis of Financial Condition and Results of Operation

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008.

As of December 31, 2010, SMIC Tianjin had drawn down EUR15.1 million, the interest rate on the loan ranged from 0.97% to 2.19%. The interest expenses incurred in 2010, 2009 and 2008 were US$0.04 million, US$0.2 million and US$0.6 million of which nil, US$0.03 million and US$0.1 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively. As of December 31, 2010, the borrowing of SMIC Tianjin was fully repaid.

As of December 31, 2010, SMIC Shanghai had drawn down EUR56.9 million and repaid an aggregated amount of EUR37.7 million. As of December 31, 2010, the remaining balance is EUR19.2 million, the equivalent of US$25.4 million. In 2010, the interest rate on the loan ranged from 0.99% to 2.58%. The interest expenses incurred in 2010, 2009 and 2008 were US$0.6 million, US$1.1 million and US$2.1 million, of which US$0.2 million, US$0.03 million and US$0.7 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively.

The total outstanding balance of the facility is collateralized by certain of SMIC Shanghai’s equipment at the original cost of US$115 million as of December 31, 2010.

2006 Loan Facility (SMIC Tianjin). In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of December 31, 2010, SMIC Tianjin had drawn down US$259 million from the facility. The principal amount is repayable starting from February 2010 in six semi-annual installments. As of December 31, 2010. SMIC Tianjin had early repaid US$172.7 million. In 2010, the interest rate on the loan ranged from 1.69% to 2.00%. The interest expenses incurred for the years ended December 31, 2010, 2009 and 2008 were US$2.3 million, US$8.0 million and US$9.1 million, of which nil, US$1.55 million and US$1.8 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$627 million as of December 31, 2010.

Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the loan agreement:
  [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses < 1; and

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  The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.
SMIC Tianjin has complied with these covenants as of December 31, 2010.

Short-term Credit Agreements. As of December 31, 2010, the Company had twenty short-term credit agreements that provided total credit facilities up to US$582.8 million on a revolving credit basis. As of December 31, 2010, the Company had drawn down US$372.0 million under these credit agreements and US$210.8 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of US$13 million, which is secured by term deposits. The interest expense incurred in 2010 was US$12.0 million. The interest rate on the loans ranged from 1.11% to 5.84% in 2010.

Capitalized Interest
Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$7.2 million, US$5.1 million and US$10.7 million in 2010, 2009, and 2008, respectively, net of government subsidies, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2010, 2009, and 2008, the Company recorded amortization expenses relating to the capitalized interest of US$6.9 million, US$8.4 million, and US$6.9 million, respectively.

Commitments
As of December 31, 2010, the Company had commitments of US$83.0 million for facilities construction obligations in Chengdu, Beijing, Tianjin, Shanghai, and Shenzhen. The Company had commitments of US$558.1 million to purchase machinery and equipment for Beijing, Tianjin, Shanghai and Shenzhen fabs.

Debt to Equity Ratio
As of December 31, 2010, the Company’s debt to equity ratio was approximately 41% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total equity.

Foreign Exchange Rate Fluctuation Risk
The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. However, since the Company has operations consisting of manufacturing, sales and purchasing activities outside of the U.S., the Company enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and Rmb.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with FASB Accounting Standards Codification (“ASC”) 815, “Derivatives and Hedging” (“ASC 815”).

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Management’s Discussion and Analysis of Financial Condition and Results of Operation

Cross Currency Swap Fluctuation Risk
On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR85 million. The Company is primarily exposed to changes in the exchange rate for the Euro.

To minimize the currency risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of part of this Euro long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts do not qualify for hedge accounting in accordance with ASC 815.

For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with ASC 815.

Outstanding Foreign Exchange Contracts
As of December 31, 2010, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$92.9 million. As of December 31, 2010, the fair value of foreign currency forward exchange contracts was approximately US$0.2 million, which is recorded in other current assets. The foreign currency exchange contracts will mature during 2011.

The Company had US$9 million of foreign currency exchange contracts outstanding as of December 31, 2009, all of which matured in 2010.

The Company had US$220.7 million of foreign currency exchange contracts outstanding as of December 31, 2008, all of which matured in 2009.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of		As of		As of
	December 31, 2010		December 31, 2009		December 31, 2008
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2010	Fair Value	2009	Fair Value	2008	Fair Value
Forward Exchange
Agreement
(Receive Eur/Pay US$)
Contract Amount	10,175	(90)	21,265	(390)	31,144	(440.8)

(Receive Rmb/Pay US$)
Contract Amount	82,685	305	(12,236)	(39)	189,543	(3,069.5)
Total Contract Amount	92,860	215	9,029	(429)	220,687	(3,510.3)

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Outstanding Cross Currency Swap Contracts
As of December 31, 2010, the Company had outstanding cross currency swap contracts with notional amounts of US$11.3 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2010, the fair value of cross currency swap contracts was approximately a liability of US$1.3 million, which is recorded in accrued expenses and other current liabilities. The cross currency swap contracts will mature in 2012.

Interest Rate Risk
The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2010. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on the Company’s EUR-denominated loan is linked to the EURIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2011	2012
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	310,181	103,738
Average interest rate	2.04%	2.26%
EUR denominated
Average balance	15,388	3,245
Average interest rate	1.61%	1.96%
Weighted average forward interest rate	2.01%	2.25%

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Directors and Senior Management

Members of the Board who served during 2010 were:

Jiang Shang Zhou (Chairman of the Board and Independent Non-executive Director);
David N.K. Wang (Executive Director, President and Chief Executive Officer);
Tsuyoshi Kawanishi (Independent Non-executive Director);
Lip-Bu Tan (Independent Non-executive Director);
Chen Shanzhi (Non-executive Director);
Gao Yonggang (Non-executive Director);
Zhou Jie (Non-executive Director); and
Wang Zheng Gang (Ex-Alternate Director to Zhou Jie, who resigned on February 14, 2011).

Re-election of Directors

Shareholders are invited to re-elect Class I Directors at the 2011 AGM of the Company’s shareholders to fill the vacancies available due to the retirements of the Directors mentioned below.

Two Class I Directors, Dr. David N.K. Wang and Mr. Gao Yonggang, whose initial appointments as Directors took effect on November 9, 2009 and June 23, 2009, respectively, will retire from office at the 2011 AGM pursuant to Article 90 of the Company’s Articles of Association. Each of Dr. Wang and Mr. Gao will offer himself for re-election as a Class I Director. If re-elected, each of Dr. Wang and Mr. Gao would hold office until the 2014 annual general meeting of the Company.

Details of the proposed candidates for re-election as Directors at the 2011 AGM are set out in the circular to be sent to the shareholders.

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Board of Directors and Senior Management

Members of the Board are re-elected or elected by the Company’s shareholders. As of December 31, 2010, the Board consisted of seven (7) Directors and one (1) Alternate Director.

The Company’s senior management is appointed by, and serves at the discretion of, the Board. The following table sets forth the names, age and positions of the Directors and the senior management of the Company as of the date of this annual report.

Name	Age	Position
Directors
Jiang Shang Zhou	64	Chairman, Independent Non-Executive Director
David N.K. Wang	64	President, Chief Executive Officer and Executive Director
Chen Shanzhi	42	Non-Executive Director
Gao Yonggang	46	Non-Executive Director
Zhou Jie	43	Non-Executive Director
Tsuyoshi Kawanishi	82	Independent Non-Executive Director
Lip-Bu Tan	51	Independent Non-Executive Director
Senior Managers
Gary Tseng	54	Chief Financial Officer
Simon Yang	51	Chief Operating Officer
Chris Chi	59	Chief Business Officer
Barry Quan	59	Chief Administrative Officer
Anne Wai Yui Chen	48	Company Secretary, Hong Kong Representative and
		Chief Compliance Officer
Zhou Mei Sheng	53	Vice President of Technology Research & Development
John Peng	46	Associate Vice President and General Manager of China BU

Brief Biographical Details

Jiang Shang Zhou
Chairman of the Board, Independent Non-executive Director
Dr. Jiang Shang Zhou has been a Director since 2006 and is currently the Chairman of the Board. Dr. Jiang is also a director of certain subsidiaries of the Group. Dr. Jiang is the Chairman of China Semiconductor Industry Association, a committee member of the Shanghai Municipal Advisory Committee for Decision making. Dr. Jiang was also the deputy secretary general of Shanghai Government, a director of Committee for Friendship with Foreign Countries of Shanghai Political Consultative Conference, an officer of and a director commissioner of Shanghai State Owned Assets Placing and Investment Committee officer of the Shanghai Chemical Industrial District Lender Team Officer, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. Dr. Jiang received his bachelor’s degree from Tsinghua University in telecommunications and his master’s and doctorate degree in information technology from the department of electrical engineering of the Swiss Federal Institute of Technology Zurich Communication System Group.

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Directors and Senior Management

David N.K. Wang
President, Chief Executive Officer and Executive Director
Dr. David N.K. Wang joined SMIC as President, CEO, and Executive Director in November 2009. He also is a director of almost all of the Group’s subsidiaries. A well known executive with extensive experience in the global semiconductor industry, Dr. Wang previously was CEO of Huahong (Group) Co., Ltd. and Chairman of Huahong NEC, a subsidiary of Huahong Group between 2005 and 2007. Prior to this, Dr. Wang was the Executive Vice President of Applied Materials and President of Applied Materials Asia, where he was responsible for Applied Materials’ business strategy, planning, and execution throughout Asia with a particular focus on building infrastructure worldwide. Before joining Applied Materials, Dr. Wang conducted research and made a number of key breakthroughs in semiconductor technology at Bell Laboratories. A recipient of the SEMI Lifetime Achievement Award, Dr. Wang authored and co-authored over 100 patents and co-developed the Precision 5000, one of the industry's most successful products and part of the permanent collection of the Smithsonian Institution in Washington, D.C. Dr. Wang also is a member of the Board of Directors of the Global Semiconductor Alliance (GSA). He received his Ph.D. in Materials Science and Engineering from the University of California, Berkeley.

Chen Shanzhi
Non-executive Director
Dr. Chen Shanzhi has been a Director since 2009. Dr. Chen is currently the SVP, CTO and CIO of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the Senior Vice President of Datang Telecom Technology & Industry Holdings Co. Ltd., where he is responsible for strategy development, industrial planning, technology and standard development, corporate IT, and strategic alliances and cooperation. Dr. Chen is a member of the expert group of the Information technology of the National High Technology Research and Development Program of China (863 Program). Dr. Chen received his Bachelor degree from Xidian University, Master degree from China Academy of Posts and Telecommunications of Ministry of Posts and Telecommunications and Ph. D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology where he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in the domestic and foreign academic conferences and publications, most of which were published by SCI and EI and many of his papers have received awards. At present, he has applied for 10 national invention patents.

Gao Yonggang
Non-executive Director
Mr. Gao Yonggang has been a Director since 2009, and is also a director of several subsidiaries of the Company. Mr. Gao is currently the Chief Financial Officer of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group) and the chairman of Datang Capital (Beijing) Co., Ltd. and the executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He is also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd., a managing director of the China Accounting Society, and a member of the Central Enterprise Youth Federation. Mr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as retail, industrial, municipal utilities, and many different type of firms like state-owned enterprises, private, joint venture enterprises, government agencies. In November 2004, he was appointed as the Chief Financial Officer of China Academy of Telecommunications Technology by the State-owned Assets Supervision and Administration Commission. Graduated from Nankai University as a Ph.D. of management, Mr. Gao has in-depth studies in the field of financial investment where he has been involved in a number of key research projects and has many publications in these areas.

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Zhou Jie
Non-executive Director
Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”), an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited (“SIHL”) and the Chairman of SIIC Investment (Shanghai) Co., Ltd.. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He is currently a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd., and the chairman of the supervisory committee of Shanghai Pharmaceuticals Holdings Co., Ltd.. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.) and had held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital market operation.

Tsuyoshi Kawanishi
Independent Non-executive Director
Mr. Tsuyoshi Kawanishi has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi is an advisor to Accenture Ltd. and a number of private companies. Mr. Kawanishi has been proactively leading the semiconductor industry through his strong leadership as an advisor to the Semiconductor Equipment and Materials International (SEMI).

Lip-Bu Tan
Independent Non-executive Director
Mr. Lip-Bu Tan has been a Director since 2002 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$1.9 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the Boards of Flextronics International (NASDAQ: FLEX), SINA (NASDAQ: SINA), Inphi (NYSE: IPHI), Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Senior Management
Gary Tseng, Chief Financial Officer
Prior to joining the Company in 2010 as Chief Financial Officer, in 2008, Mr. Tseng was the Chief Operating Officer at China Solar Corporation, a thin-film solar manufacturing start-up company in Shandong, China. From 2004 to 2005, he founded the Digital Display Manufacturing Co., a plasma display manufacturing startup company in Shanghai and he was the Chief Executive Officer. From 1999 to 2003, Mr. Tseng was the Chief Investment Officer and Senior Vice President of Quanta Computer Company. From 1997 to 1998, he was the Chief Financial Officer and Senior Vice President of United Microelectronics Corporation. From 1991 to 1997, he was the Chief Financial Officer and Senior Vice President of Taiwan Semiconductor Manufacturing Company Limited. From 1983 to 1991, Mr. Tseng held management positions as Finance Manager at Philips Taiwan Limited and Corporate Treasurer for all the Philips companies in Taiwan. In addition, he was the Fab Accounting Manager for Philips Semiconductor operation in USA and Philips Semiconductor packaging operation in Taiwan. Mr. Tseng received his Master of Business Administration from University of Missouri-Columbia, Missouri in the United States of America and his Bachelor of Science in Accounting from National Cheng-Kong University in Taiwan. In addition, Mr. Tseng is a Certified Public Accountant, Certified Management Accountant and Certified Internal Auditor in the USA.

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Directors and Senior Management

Simon Yang, Chief Operating Officer
Prior to joining the Company as Chief Operating Officer in 2010, Dr. Yang was the Chief Technology Officer and Senior Vice President of Operations of Chartered Semiconductor. He first joined SMIC in 2001 as the Vice President of Technology Development and Senior Vice President of Technology and Manufacturing of the Company. From December 2004 to September 2005, he was the Chief Executive Officer and President of CiWest Corporation. Dr. Yang received his PhD in Material Engineering and Master of Science in Physics from Rensselaer Polytechnic Institute, also, he received his Bachelor of Science in Electrical Engineering from Shanghai University of Science and Technology. With more than 20 years of experience in the semiconductor industry, Dr. Yang is a holder of more than of 20 patents and published more than 30 technical articles.

Chris Chi, Chief Business Officer
Prior to joining the Company as Chief Business Officer, Mr. Chi was a consultant for CSquare Consulting. Mr. Chi first joined SMIC in 2008 as Senior Vice President of Corporate Marketing & Sales. From 1981 to 2007, he held management positions with TPO Corporation, Freescale Semiconductor, UMC Europe, UMCi Ltd. Singapore, UMC, Chartered Semiconductor Manufacturing Ltd., and Rockwell International Corporation. Mr. Chi is a Ph.D. candidate in Materials Science and he received his master’s degree in Materials Engineering from the University of California, Los Angeles. With more than 30 years of experience in the semiconductor industry, Mr. Chi is the holder of 5 patents.

Barry Quan, Chief Administrative Officer
Barry Quan joined SMIC in 2010. Prior to joining the company as Senior Vice President and Chief Administrative Officer Mr. Quan was a Corporate Vice President at Applied Materials and President of Applied Materials China Holding Company. From November 2005 to 2006, he worked in Huahong Group as Chief Administrative Officer. Prior to Huanghong, Mr. Quan was a Corporate Vice President of Legal Affairs at Applied Materials and was also Applies’s first Ombudsman.

Anne Chen, Company Secretary and Chief Compliance Officer
Ms. Chen joined the Company in 2001 and is the Company’s Hong Kong Representative, Company Secretary and Chief Compliance Officer. Ms. Chen is admitted as a solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a deputy adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and has served as the President of the Hong Kong Federation of Women Lawyers from 2000 to 2002 and since 2008. Prior to joining the Company in 2001, she had been a practicing solicitor in Hong Kong since 1987. Ms. Chen is active in serving the community and has been awarded by the Law Society of Hong Kong the Pro Bono Distinguished Service Award in 2011.

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Zhou Mei Sheng, Vice President of Technology Research & Development
Dr. Zhou joined SMIC in 2010 as Vice President. She leads research and development of advanced technologies in the company. Dr. Zhou also serves as Director for the United Lab Center which is a joint R&D platform between SMIC, universities & research institutes.

Prior to joining the SMIC, Dr. Zhou was a Senior Director of Advanced Module Technology Development of Chartered Semiconductor (later GlobalFoundries) for 5 years.

From 1994 to 2004, she held a number of management positions in Chartered, TSMC, and UMC sequentially in the areas of semiconductor technology development and Fab operation.

Dr. Zhou obtained Ph.D. degree in Chemistry from Princeton University, USA and MSc & BSc degrees from Fudan University, China. In the earlier part of her professional career, she lectured and/or conducted researches in some distinguished universities like Fudan University of China, Rochester University of USA and National University of Singapore.

Dr. Zhou holds more than 125 US patents, and authored or co-authored over 40 technical papers.

John Peng, Associate Vice President and General Manager of China BU
Mr. Peng first joined SMIC in 2001 and is currently General manager of China Business Unit. Prior to joining SMIC, he was Sr. Operation Director of Wuxi CSMC-HJ Semiconductor Company Limited and was responsible for Fab, PC&MC, Facility and IT. He was also deputy general manager & Fab director in Huajing MOS BU, responsible for China national 908 project AT&T (Lucent) technology transfer and built China most advanced 6” fab in 1996. He also published more than 10 technical articles.

He received his Bachelor’s degree in Physics from Sichuan University. He is a Ph.D. candidate in Microelectronics of Southeast University and he received his master’s degree in Microelectronics from Xidian University in 1988.

Changes in Directorate and Update of Directors’ Information

Changes in the Members of the Board
As previously disclosed by the Company, there was the following change in the members of the Board of Directors between the period from the date of the 2010 Interim Report and the date of this Annual Report:
  Mr. Wang Zheng Gang resigned as Alternate Director of Mr. Zhou Jie on February 14, 2011 due to retirement.
Changes in, and Updates to, Previously Disclosed Information Relating to the Directors
As required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective terms of office are set out below:
  Dr David N.K. Wang was elected to the Board of Directors of the Global Semiconductor Alliance (GSA) in March 2011.

  Mr. Zhou Jie was appointed as the Chairman of SIIC Investment (Shanghai) Co., Ltd. in 2010.

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Report of the Directors

Subsidiaries

Except as otherwise listed below, the Company owns 100% of the issued and outstanding share capital of its subsidiaries. As of December 31, 2010, these subsidiaries are as follows:

1.
Semiconductor Manufacturing International (Shanghai) Corporation*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$5,200,000,000
Registered capital: US$1,740,000,000
Equity holder: the Company (100%)

2.
Semiconductor Manufacturing International (Beijing) Corporation*
Principal place of operation: Beijing, PRC
Place of incorporation: Beijing, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$3,000,000,000
Registered capital: US$1,000,000,000
Equity holder: the Company (100%)

3.

Semiconductor Manufacturing International (Tianjin) Corporation*
Principal place of operation: Tianjin, PRC
Place of incorporation: Tianjin, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000,000
Registered capital: US$690,000,000
Equity holder: the Company (100%)

4.
Semiconductor Manufacturing International (Chengdu) Corporation*
Principal place of operation: Chengdu, PRC
Place of incorporation: Chengdu, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$175,000,000
Registered capital: US$60,000,000
Equity holder: the Company (66.3%, indirectly through Semiconductor Manufacturing International (AT) Corporation) (please refer to Note 30 (Subsequent Events) to the consolidated financial statements for details regarding the subsequent change of the Company’s shareholding)

*       For identification purposes only

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5.
SMIC Japan Corporation*
Principal country of operation: Japan
Place of incorporation: Japan
Authorised capital: JPY10,000,000 divided into 200 shares of a par value of JPY50,000
Equity holder: the Company (100%)

6.	SMIC, Americas
Principal country of operation: U.S.A.
Place of incorporation: California, US
Authorised capital: US$500,000 divided into 50,000,000 shares of common stock of a par value of US$0.01
Equity holder: the Company (100%)

7.	Better Way Enterprises Limited
Principal country of operation: Samoa
Place of incorporation: Samoa
Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00
Issued share capital: US$1.00
Equity holder: the Company (100%)

8.	SMIC Europe S.R.L. Principal place of operation: Agrate Brianza (Milan), Italy Place of incorporation: Agrate Brianza (Milan), Italy Registered capital: Euros100,000 Equity holder: the Company (100%)

9.	Semiconductor Manufacturing International (AT) Corporation (“AT”)
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$1,900,000 divided into 100,000,000 ordinary shares of US$0.01 each and 90,000,000 Series A preference shares of US$0.01 each
Equity holder: the Company (66.3%) (please refer to Note 30 (Subsequent Events) to the consolidated financial statements for details regarding the subsequent change of the Company’s shareholding)

10.	Semiconductor Manufacturing International (Solar Cell) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$11,000 divided into 11,000,000 ordinary shares of US$0.001 each
Equity holder: the Company (100%)

*	For identification purposes only

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Report of the Directors

11.
SMIC Energy Technology (Shanghai) Corporation* (“Energy Science”)
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$28,935,000
Registered capital: US$12,000,000
Equity holder: the Company (100%, indirectly through SMIC Solar Cell (HK) Company Limited)

12.

SMIC Commercial Shanghai Limited Company*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000
Registered capital: US$800,000
Equity holder: the Company (100%)

13.

SMIC Development (Chengdu) Corporation*
Principal place of operation: Chengdu, PRC
Place of incorporation: Chengdu, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: US$12,500,000
Registered capital: US$5,000,000
Equity holder: the Company (100%)

14.	Magnificent Tower Limited
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$50,000
Issued share capital: US$1.00
Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

15.	SMIC Shanghai (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

*     For identification purposes only

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16.	SMIC Beijing (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

17.	SMIC Tianjin (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

18.	SMIC Shanghai (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Shanghai (Cayman) Corporation)

19.	SMIC Beijing (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Beijing (Cayman) Corporation)

20.	SMIC Tianjin (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Tianjin (Cayman) Corporation)

21.	SMIC Solar Cell (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$10,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International (Solar Cell) Corporation)

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22.	SMIC AT (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$10,000
Issued share capital: HK$1.00
Equity holder: the Company (66.3%, indirectly through Semiconductor Manufacturing International (AT) Corporation) (please refer to Note 30 (Subsequent Events) to the consolidated financial statements for details regarding the subsequent change of the Company’s shareholding)

23.	Semiconductor Manufacturing International (BVI) Corporation
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$10.00
Issued share capital: US$10.00
Equity holder: the Company (100%)

24.	Admiral Investment Holdings Limited
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$10.00
Issued share capital: US$10.00
Equity holder: the Company (100%)

25.	SMIC Shenzhen (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

26.
SMIC (Wuhan) Development Corporation*
Principal place of operation: Wuhan, PRC
Place of incorporation: Wuhan, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: RMB20,000,000
Registered capital: RMB20,000,000
Equity holder: the Company (100%)

27.	SMIC Shenzhen (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%)

*     For identification purposes only

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28	SilTech Semiconductor Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$10,000
Issued share capital: US$10,000
Equity holder: the Company (97.7%)

29.	SilTech Semiconductor (Hong Kong) Corporation Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1,000
Equity holder: the Company (97.7% indirectly through SilTech Semiconductor Corporation)

30.
Semiconductor Manufacturing International (Shenzhen) Corporation*
Principal place of operation: Shenzhen, PRC
Place of incorporation: Shenzhen, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: US$380,000,000
Registered capital: US$127,000,000
Equity holder: the Company (100%)

31.
SilTech Semiconductor Shanghai Corporation*
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$35,000,000
Registered capital: US$12,000,000
Equity holder: the Company (97.7% indirectly through SilTech Semiconductor (Hong Kong) Corporation Limited)

32.	Brite Semiconductor Corporation
Principal place of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorized capital: US$332,500
Issued share capital: US$0.01
Equity holder: the Company (44.2%)

33.	Brite Semiconductor Hong Kong Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorized capital: HK$35,000
Issued share capital: HK$1.00
Equity holder: the Company (44.2%, indirectly through Brite Semiconductor Corporation)

*     For identification purposes only

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Report of the Directors

34.	Brite Semiconductor (Shanghai) Corporation
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Registered capital: US$3,000,000
Equity holder: the Company (44.2%, indirectly through Brite Semiconductor (Hong Kong) Limited)

Share Capital

(1)	Placing Agreement
On July 8, 2010, the Company announced that it had entered into a placing agreement with the placing agents in relation to a placing of 1,500 million ordinary shares at a price of HK$0.52 per share. The completion of the placing took place on July 15, 2010 and an aggregate of 1,500 million new shares were issued to not fewer than six independent placees, who are third parties independent of the Company and its connected persons.

(2)	Datang Subscription Agreement
On November 11, 2010, 1,528,038,461 new ordinary shares were issued to Datang Telecom Technology & Industrial Holdings Co., Ltd. (“Datang”) pursuant to the subscription agreement entered into between the Company and Datang on July 15, 2010 at the price of HK$0.52 per share. Further details are set out in the section entitled “Connected Transactions” below.

(3)	Share and Warrant Issuance Agreement with TSMC
On November 10, 2009, the Company announced that it entered into a settlement agreement with Taiwan Semiconductor Manufacturing Company, Ltd. (“TSMC”) to resolve all pending lawsuits between the parties, including the legal action filed by TSMC in California for which a verdict was returned against the Company on November 4, 2009 and the legal action filed by the Company in Beijing.

As part of the settlement, the Company entered into a share and warrant issuance agreement with TSMC on November 9, 2009, whereupon the Company conditionally agreed to issue to TSMC, 1,789,493,218 ordinary shares (the “New Common Shares”) and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain, by means of exercise of the Warrants, ownership of approximately 2.78% of SMIC’s issued share capital as at December 31, 2010 after giving effect to the share issuances for TSMC’s exercise of all of the Warrants to which it is entitled under the Share and warrant issuance agreement) (the “Warrant Shares”), subject to receipt of required government and regulatory approvals. The 1,789,493,218 ordinary shares and the Warrant were issued on July 5, 2010.

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(4)	Other Movements in the Share Capital
During the year ended December 31, 2010, the Company issued 14,933,773 ordinary shares under the 2004 Stock Option Plan pursuant to the exercise of options. The Company issued 43,173,033 ordinary shares to certain of the Company’s eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2001 Stock Plan and 82,247,855 ordinary shares to certain of eligible participants pursuant to the 2004 Equity Incentive Plan of the Company (the “EIP”).

During the year ended December 31, 2010, the Company did not repurchase any ordinary shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”) or the Company’s 2001 Stock Plan.

Number of
Ordinary Shares
Outstanding
Outstanding Share Capital as at December 31, 2010	27,334,063,747

Under the terms of the EIP, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one ordinary share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of ordinary shares underlying the awards of Restricted Share Units.

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Report of the Directors

For the twelve months ended December 31, 2010, the Compensation Committee granted a total of 207,315,992 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) are approximately as follows:

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2010
1-Jan	21,309,638
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	57,267,232
3-Mar	250,000
23-Mar	175,000
30-Mar	50,000
1-Apr	75,000
1-May	75,000
15-May	62,500
22-May	8,750
1-Jun	145,090
16-Jun	125,000
21-Jun	75,000
1-Jul	330,333
1-Sep	578,865
16-Sep	75,000
1-Oct	287,500
16-Oct	222,216
27-Oct	50,000
10-Nov	6,717,594
6-Dec	100,000
12-Dec	75,000
18-Dec	1,679,398

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Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2011
1-Jan	15,019,312
22-Jan	12,600
29-Jan	75,000
1-Feb	2,162,791
4-Feb	1,679,398
13-Feb	75,000
16-Feb	75,000
23-Feb	1,679,398
1-Mar	39,945,349
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,992
1-May	75,000
15-May	62,500
22-May	8,750
16-Jun	125,000
21-Jun	75,000
1-Jul	235,340
13-Aug	252,754
1-Sep	206,365
16-Oct	150,000
27-Oct	50,000
10-Nov	6,717,595
12-Dec	75,000
18-Dec	1,679,399

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Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2012
1-Jan	10,807,608
29-Jan	75,000
1-Feb	2,162,792
4-Feb	1,679,399
13-Feb	75,000
16-Feb	75,000
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,992
1-Jul	48,340
13-Aug	252,754
1-Sep	206,365
27-Oct	50,000
10-Nov	6,717,595
18-Dec	1,679,398
2013
1-Jan	5,264,770
1-Feb	2,162,791
4-Feb	1,679,398
23-Feb	1,679,398
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,992
1-Jul	24,840
13-Aug	252,754
1-Sep	187,500
10-Nov	6,717,595
18-Dec	1,679,399

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Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2014
1-Jan	5,264,810
1-Feb	2,162,792
4-Feb	1,679,399
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,993
1-Jul	24,840
13-Aug	252,755
1-Sep	187,500

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company’s ordinary shares in 2010.

Public Float

Based on information that is publicly available to the Company and within the knowledge of its directors, the public (as defined in the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”)) holds more than 25% of the Company’s total issued share capital as at the date of this annual report.

Debt To Equity Ratio

As of December 31, 2010, the Company’s debt to equity ratio was approximately 41% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total equity.

Dividends and Dividend Policy

At the end of 2010, the Company’s accumulated deficit decreased to US$1,698.9 million from an accumulated deficit of US$1,712.0 million at the end of 2009. The Company has not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:
  the Company’s results of operations and cash flow;

  the Company’s future prospects;

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Report of the Directors
  the Company’s capital requirements and surplus;

  the Company’s financial condition;

  general business conditions;

  contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and

  other factors deemed relevant by the Board.
The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:
  recovery of losses, if any;

  allocation to the statutory common reserve funds;

  allocation to staff and workers’ bonus and welfare funds; and

  allocation to a discretionary common reserve fund if approved by the Company’s shareholders.
More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.

Directors’ Interests in Contracts of Significance

There were no contracts of significance during the year to which the Company or any of its subsidiaries was a party and in which any of the Directors was materially interested.

Major Suppliers and Customers

In 2010, the Company’s largest and five largest raw materials suppliers accounted for approximately 8.01% and 33.52%, respectively, of the Company’s overall raw materials purchases. In 2009, the Company’s largest and five largest raw materials suppliers accounted for approximately 11.2% and 43.2%, respectively, of the Company’s overall raw materials purchases. In 2008, the Company’s largest and five largest raw materials suppliers accounted for approximately 8.0% and 32.3%, respectively, of the Company’s overall raw materials purchases. To the best of the Company’s knowledge, none of the Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest suppliers in 2010. Almost all of the Company’s materials are imported free of value-added tax and import duties due to concessions granted to the semiconductor industry in China.

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For 2010, the Company’s largest and five largest customers accounted for approximately 21.1% and 53.7%, respectively, of the Company’s total overall sales. For 2009, the Company’s largest and five largest customers accounted for approximately 22.1% and 60.0%, respectively, of the Company’s total overall sales. For 2008, the Company’s largest and five largest customers accounted for approximately 21.7% and 58.2%, respectively, of the Company’s total overall sales. To the best of the Company’s knowledge, none of the Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest customers in 2010.

Pre-emptive Rights

The Company confirms that no pre-emptive rights exist in the law of the Cayman Islands.

Director’s Interests in Securities

As of December 31, 2010, the interests or short positions of the Directors in the ordinary shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (“SFO”)), which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

				Percentage of
				Aggregate
				Interests to
			Number of	Total Issued
Board Member	Nature of Interest		Shares	Share Capital
Chen Shanzhi	Personal Interest	(1)	3,145,319	*
Gao Yonggang	Personal Interest	(1)	3,145,319	*
Jiang Shang Zhou	Personal Interest	(2)	15,674,388
	Personal Interest	(3)	6,717,594
	Personal Interest	(5)	1,000,000
Total			23,391,982	*
Tsuyoshi Kawanishi	Personal Interest	(2)	3,134,877
	Personal Interest	(5)	1,000,000
	Personal Interest	(6)	500,000
	Personal Interest	(7)	1,500,000
Total			6,134,877	*
Lip-Bu Tan	Personal Interest	(2)	3,134,877
	Personal Interest	(5)	1,000,000
	Personal Interest	(6)	500,000
Total			4,634,877	*
David N.K. Wang	Personal Interest	(2)	62,697,553
	Personal Interest	(4)	26,870,379
Total			89,567,932	*

*     Indicate less than 1%.

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Notes:

(1)	On May 24, 2010, each of Mr. Chen and Mr. Gao was granted an option to purchase 3,145,319 ordinary shares at a price per ordinary share of HK$ 0.59. These options will expire on the earlier of May 23, 2020 or 120 days after termination of the director’s service to the Board. As at December 31, 2010, none of these options have been exercised.

(2)	On February 23, 2010, Mr. Jiang and Dr. Wang were granted an option to purchase 15,674,388 and 62,697,553 ordinary shares, respectively, at a price per ordinary share of HK$0.77. On the same day, each of Mr. Kawanishi and Mr. Tan was granted with an option to purchase 3,134,877 ordinary shares, at a price per ordinary share of HK$0.77. These options will expire on the earlier of February 22, 2020 or 120 days after termination of the director’s service to the Board. As at December 31, 2010, none of these options have been exercised.

(3)	On February 23, 2010, Mr. Jiang was granted an award of 6,717,594 Restricted Share Units (each representing the right to receive one ordinary share) pursuant to our 2004 Equity Incentive Plan. These Restricted Share Units will be fully vested on February 23, 2014.

(4)	On February 23, 2010, Dr. Wang was granted an award of 26,870,379 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to our 2004 Equity Incentive Plan. These Restricted Share Units will be fully vested on February 23, 2014.

(5)	On February 17, 2009, each of Mr. Jiang, Mr. Kawanishi and Mr. Tan and was granted an option to purchase 1,000,000 ordinary shares at a price per ordinary share of HK$0.27. These options will expire on the earlier of February 17, 2019 or 120 days after termination of the director’s service to the Board. As at December 31, 2010, none of these options have been exercised.

(6)	On September 29, 2006, each of Mr. Kawanishi and Mr. Tan was granted an option to purchase 500,000 ordinary shares at a price of US$0.132 per ordinary share. These options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of December 31, 2010, these options have not been exercised. Mr. Jiang Shang Zhou has declined receipt of such option.

(7)	Mr. Kawanishi has been granted options to purchase an aggregate of 1,500,000 ordinary shares, if fully exercised. These options will be expired on July 10, 2012 and January 14, 2014 respectively. As of December 31, 2010, none of these options have been exercised.

Director’s Service Contracts

No Director proposed for re-election at the forthcoming AGM has or proposes to have a service contract which is not terminable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

Substantial Shareholders

Set out below are the names of the parties (not being a Director or chief executive of the Company) which were interested in 5 percent or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which they were interested as at December 31, 2010 as recorded in the register kept by the Company under section 336 of the SFO.

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	Number of	Percentage
Name of Shareholder	Shares Held	Held
Datang Telecom Technology & Industry Holdings Co., Ltd	5,227,132,761	19.12%
(“Datang”)	(long position)(1)	(long position)
Taiwan Semiconductor Manufacturing Company Limited	1,789,493,218	6.55%
(“TSMC”)	(long position)(2)	(long position)
	707,899,976	2.59%
	(long position)(3)	(long position)
	2,497,393,194	9.14%
Total:	(long position)(3)	(long position)
Shanghai Industrial Investment (Holdings) Company Limited	310,008,000	1.13%
(“SIIC”)	(long position)(4)	(long position)
	1,833,269,340	6.71%
	(long position)(5)	(long position)
	2,143,277,340	7.84%
Total:	(long position)	(long position)

Notes:

(1)	All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang.

(2)	On November 9, 2009, the Company entered into a share and warrant issuance agreement with TSMC whereupon the Company conditionally agreed to issue to TSMC 1,789,493,218 ordinary shares and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (the “Warrant”), subject to receipt of required government and regulatory approvals. The 1,789,493,218 ordinary shares and the Warrant were issued to TSMC on July 5, 2010, pursuant to the share and warrant issuance agreement.

(3)	As of December 31, 2010, the number of shares deliverable to TSMC upon exercise of the Warrant was adjusted to 707,899,976 and as a result, TSMC was interested in 2,497,373,194 shares in total by virtue of the SFO. TSMC has not exercised any of the Warrant.

(4)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(5)	All such shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. As at December 31, 2010, the Company’s Director, Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. Wang Zheng Gang (who has resigned as alternate director to Zhou Jie on February 14, 2011), was the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited prior to his retirement in SIIC Group. It is the Company’s understanding that voting and investment control over the Shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

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Report of the Directors

Emoluments to the Directors

Details of the remuneration of the directors in 2010, 2009 and 2008 are set out in Note 32 to the consolidated financial statements.

Five Highest Paid Individuals

The five individuals whose emoluments were the highest in the Company for the year ended December 31, 2010 and 2009, included David N.K. Wang, the President, Chief Executive Officer and Executive Director of the Company, whose emoluments are set out in Note 32 to the consolidated financial statements.

Remuneration Policy

The Company’s employees are compensated using cash and a variety of additional incentives. In addition to a monthly salary, the Company’s employees have the opportunity to earn additional merit-based bonuses on a quarterly basis according to the overall performance of the Company, each individual and his or her department. Furthermore, the Company’s employees are eligible to participate on a quarterly basis in the Company’s profit-sharing plan. Additional benefits include participation in the Company’s 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Directors are compensated for their services as Directors, primarily by grants of options, to purchase ordinary shares under the Stock Option Plan. The compensation committee of the Company (the “Compensation Committee”) proposes, and the Board, other than interested Directors, approves, for the Directors, a remuneration package, which is consistent with the compensation received by Board members in other similar publicly-traded companies.

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The Company’s local Chinese employees are entitled to a retirement benefit upon retirement based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. We are required to make contributions to the state-managed retirement plan equivalent to 20.0% to 22.5% of the monthly salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their salary. The employer’s contribution of such an arrangement is approximately US$12.8 million, US$12.5 million and US$11.0 million for the years ended December 31, 2010, 2009 and 2008 respectively. The retirement benefits do not apply to expatriate employees.

Auditors

The current auditors, Deloitte Touche Tohmatsu, have signified their willingness to continue in office.

Connected Transactions

(A)	Connected Transaction
Datang Subscription Agreement
Following the placing of 1,500 million new ordinary shares at the placing price of HK$0.52 per share (“Placing”) the completion of which took place on July 15, 2010, the Company entered into a subscription agreement (“Datang Subscription Agreement) with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”, a substantial shareholder, and thus a connected person, of the Company by virtue of its shareholding) pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe (through Datang Holdings (Hongkong) Investment Company Limited, its Hong Kong incorporated wholly-owned subsidiary) for a total of 1,528,038,461 ordinary shares at the subscription price of HK$0.52 (being equivalent to the placing price).

The completion of the subscription took place on November 11, 2010, following which 1,528,038,461 ordinary shares were issued to Datang under the special mandate approved by the Company’s independent shareholders at the extraordinary general meeting held on September 21, 2010. As a result of this, Datang now holds about 19.12% of the Company’s Shares.

(B)	Continuing Connected Transactions
Strategic Cooperation Agreement
On December 24, 2008, upon completion of the Share Purchase Agreement pursuant to which Datang conditionally agreed to subscribe through a Hong Kong incorporated wholly owned subsidiary, and the Company conditionally agreed to allot and issue, shares representing 19.9% of the issued share capital of the Company prior to such issuance and approximately 16.6% following such issuance at a total purchase price of US$171.8 million, the Company and Datang entered into a strategic cooperation agreement (the “Strategic Cooperation Agreement”).

Pursuant to the Strategic Cooperation Agreement, the Company intends to give priority to the production requirements of Datang, while Datang intends to give priority to engage or employ the fabrication services of the Group. In addition, the Company and Datang would share their technological research and development resources, co-operate in the development of international markets and globalization of their businesses, and make joint efforts to apply for PRC national and local projects in connection with scientific research and industrialisation relating to the integrated circuit sector.

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The pricing for the transactions contemplated under the Strategic Cooperation Agreement will be determined based on market value. The Caps, being the maximum aggregate values of transactions under the Strategic Cooperation Agreement, are US$50,000,000 for the period commencing on June 23, 2009 and ending on December 31, 2009, and US$100,000,000 for the period commencing on January 1, 2010 and ending on December 23, 2010, respectively, were approved by the shareholders of the Company at its annual general meeting held on June 23, 2009.

Pursuant to Rule 14A.38 of the Listing Rules, the auditor of the Company performed certain procedures in respect of the continuing connected transactions of the Company under the Strategic Cooperation Agreement and reported its conclusion to the Board of Directors.

Pursuant to Rule 14A.37 of the Listing Rules, the Independent Non-Executive Directors have reviewed the Auditor’s letter and confirmed that the transactions under the Strategic Cooperation Agreement that took place between Datang and the Company (or any of its subsidiaries) for the year ended December 31, 2010 had been entered into:

(1)	in the ordinary and usual course of business of the Company;

(2)	on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3)	in accordance with the Strategic Cooperation Agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

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Employees

The following table sets forth, as of the dates indicated, the number of the Company’s employees serving in the capacities indicated:

	As of December 31,
Function	2007	2008	2009	2010
Managers	916	1,015	1,064	917
Professionals(1)	4,096	4,465	4,510	3,920
Technicians	4,806	4,837	4,484	4,970
Clerical staff	287	281	249	269
Total(2)	10,105	10,598	10,307	10,076

Notes:

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 276, 50, 372 and 145 temporary and part-time employees in 2007, 2008, 2009 and 2010 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of the Company’s employees by geographic location:

	As of December 31,
Location of Facility	2007	2008	2009	2010
Shanghai	6,292	6,632	6,460	5,395
Beijing	1,877	1,674	1,552	2,102
Tianjin	874	958	997	1,439
Chengdu	1,023	1,259	1,104	792
Shenzhen	—	33	154	142
Wuhan	—	—	—	174
United States	18	16	17	15
Europe	8	11	9	8
Japan	9	8	8	3
Hong Kong	4	7	6	6
Total	10,105	10,598	10,307	10,076

The Company’s success depends to a significant extent upon, among other factors, the Company’s ability to attract, retain and motivate qualified personnel.

As of December 31, 2010, 1,314 and 112 of the Company’s employees held master’s degrees and doctorate degrees, respectively. As of the same date, 2,867 of the Company’s employees possessed a bachelor’s degree. The Company’s engineers received an average of 31.62 hours of continuing training per person in 2010.

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The Company has also entered into agreements with Shanghai University, Beijing University of Technology, TianJin Normal University and and University of Electronic Science and Technology of China and Xihua University to offer a bachelor’s degree program and Peking University, Fudan University, Jiaotong University and TianJin University and University of Electronic Science and Technology of China to offer graduate degree programs for its technicians. These employees can earn these degrees in either Microelectronics or solid-state circuitry. In addition, the Company employs many qualified personnel that have relocated back to China after receiving valuable industry experience overseas.

As a supplement to their salaries, the Company’s employees have the opportunity to earn additional merit-based bonuses on a quarterly basis according to the overall performance of the Company, each individual and his or her department. Furthermore, the Company’s employees are eligible to participate on a quarterly basis in the Company’s profit-sharing plan. Additional benefits include participation in the 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Company provides occupational health and hygiene management for the welfare of the Company’s employees. This includes the monitoring of air quality, illumination, radiation, noise and drinking water. The Company’s employees are not covered by any collective bargaining agreements.

Share Option Schemes

The Company’s shareholders adopted the 2004 Stock Option Plan (the “Stock Option Plan”), the EIP and the Employee Stock Purchase Plan (the “ESPP”, together with the Stock Option Plan and the EIP, the “Option Plans”) to attract and retain its employees.

Stock Option Plan
The following is a summary of the principal terms of the Stock Option Plan conditionally adopted by the Company by way of shareholders’ resolution dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004. Adoption of the Stock Option Plan took effect on March 18, 2004 being the first date of dealings in the ordinary shares.

Summary of the terms of the Stock Option Plan
(a)	Purpose of the Stock Option Plan
The purposes of the Stock Option Plan are to attract, retain and motivate employees and Directors of, and other service providers to the Company, to provide a means of compensating them through the grant of stock options for their contribution to the Company’s growth and profits, and to allow such employees, Directors and service providers to participate in such growth and profitability.

(b)	Who may join
The Compensation Committee may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Company whether located in China, the United States or elsewhere to take up options to subscribe for ordinary shares at a price calculated in accordance with sub-paragraph (e) below. The Compensation Committee may also grant stock options to a Director who is not an employee of the Company (“Non-Employee Director”).

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(c)	Stock Options
Stock options granted under the Stock Option Plan (“Stock Options”) shall entitle a participant (“Participant”) of the Stock Option Plan to purchase a specified number of ordinary shares or ADSs (the “Plan Shares”) during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under the Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Director.

The Company shall issue an Award Document to each Participant of the Stock Option Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Compensation Committee or the Administrator (as defined below), as the case may be) by the Participant. The Company may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the Company. The Compensation Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The Stock Option Plan does not provide for any payment upon application or acceptance of an option.

(d)	Administration of the Stock Option Plan
The Compensation Committee shall be responsible for the administration of the Stock Option Plan. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Plan Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Compensation Committee is not obligated to grant Stock Options to Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Participants. Any determination by the Compensation Committee in relation to the carrying out and administering of the Stock Option Plan shall be final and binding. No member of the Compensation Committee shall be liable for any action or determination made in good faith, and the members of the Compensation Committee shall be entitled to indemnification and reimbursement in the manner provided in the Articles.

The Compensation Committee may delegate some or all of its authority under the Stock Option Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Committee or one or more of the officers of the Company. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the Stock Option Plan. The Compensation Committee shall not delegate its authority to grant Stock Options to executive officers of the Company.

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(e)	Exercise Price
The exercise price per Plan Share purchasable under a Stock Option shall be fixed by the Committee at the time of grant or by a method specified by the Compensation Committee at the time of grant, but in no event shall be less than the Fair Market Value of a Plan Share on the date such Stock Option is granted.

The Fair Market Value of a Share will be the higher of (i) the closing price of the ordinary shares on the HKSE’s daily quotation sheet on the applicable date of grant (which must be a business day), and (ii) the average closing price of the ordinary shares on the HKSE (as stated in the relevant daily quotation sheets of the HKSE) for the five business days immediately preceding the date of grant.

The Fair Market Value of the ADSs shall be the highest of (i) the closing price of the ADSs on the NYSE on the applicable date of grant, and (ii) the average closing price of the ADSs on the NYSE for the five business days immediately preceding the date of grant.

(f)	Limit of the Stock Option Plan
At the annual general meeting of the shareholders held on June 23, 2009, the shareholders of the Company approved an increase to the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,667,733 ordinary shares of the Company.

The number of ordinary shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Stock Option Plan and all outstanding purchase rights granted under the Employee Stock Purchase Plan or other employee stock purchase plan of the Company must not exceed in aggregate 30 percent of the issued and outstanding ordinary shares in issuance from time to time.

(g)	Individual Limit
The total number of ordinary shares underlying Stock Options or other options granted by the Company to, and the total number of ordinary shares that may be purchased under one or more purchase rights granted under the Employee Stock Purchase Plan or any other employee stock purchase plan granted by the Company by, a Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent Non-executive Director) of the then issued and outstanding ordinary shares unless otherwise allowed under the Listing Rules.

(h)	Exercise of Option
A Stock Option shall vest, and be exercised, in accordance with the terms of the Stock Option Plan, the relevant Award Document and any rules and procedures established by the Compensation Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant.

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(i)	Director Options
Each non-employee Director may be granted Stock Options to purchase ordinary shares (or an equivalent of ADSs) on the terms set out in the relevant Award Document.

The Directors shall exercise all authority and responsibility with respect to Stock Options granted to Directors subject to the requirements of the Listing Rules.

All non-employee Directors’ Stock Options shall only vest provided that the Director has remained in service as a Director through such vesting date. The unvested portion of a Stock Option granted to a Director shall be forfeited in full if the Director’s service with the Board ends for any reason prior to the applicable vesting date.

Following termination of a non-employee Director’s service on the Board, such non-employee Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)	Termination or Lapse of Option
A Stock Option shall terminate or lapse automatically on:

(i)	the expiry of ten years from the date of grant;

(ii)	the termination of a Participant’s employment or service relationship with the Company for a reason set out in sub-paragraph (l) below;

(iii)	save as to any contrary directions of the Compensation Committee, in the event of a complete liquidation or dissolution of the Company, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Participant is employed by such subsidiary, division or operating unit); and

(v)	termination of the service relationship with a service provider (where the Participant is a service provider of the Company).

(k)	Rights are personal to Participant
A Stock Option is personal to the Participant and shall be exercisable by such Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Compensation Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

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(l)	Termination of employment or service
If a Participant’s employment or service with the Company is terminated for the following reasons:

(i) the failure or refusal of the Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the Company;

(ii) any material violation by the Participant of any law or regulation applicable to any business of the Company, or the Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Participant of a common law fraud against the Company; or

(iii) any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Company.

Then all Stock Options granted to the Participant, whether or not then vested, shall immediately lapse.

The Compensation Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Participant’s termination of employment for purposes of providing such Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in control of the Company
The Compensation Committee may specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Stock Option Plan) will have on such Stock Option. The Compensation Committee may also, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Compensation Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)	Change in the capital structure of the Company
In the event of an alteration in the capital structure of the Company (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Compensation Committee may equitably adjust the number and kind of Plan Shares authorised for issuance in order to preserve the benefits or potential benefits intended to be made available under the Stock Option Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.

(o)	Period of the Stock Option Plan
The Stock Option Plan shall remain in force for a period of ten years commencing on the date of Shareholders’ approval of the Plan.

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(p)	Amendments and Termination
The Stock Option Plan may be altered, amended in whole or in part, suspended and terminated by the Board at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the Stock Option Plan. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the Stock Option Plan shall be deemed to take effect automatically under the terms of the Share Option Plan. Any alteration or amendment must be in accordance with the requirements of applicable laws, the Listing Rules and permitted by the HKSE.

If the Stock Option Plan is terminated early by the Board, no further Stock Options may be offered but unless otherwise stated in the Plan, Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Stock Option Plan.

(q)	Voting and dividend rights
No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

(r)	Cancellation of Stock Options
Stock Options granted but not exercised may not be cancelled unless an offer to cancel share options has been made pursuant to Rule 13 of the Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures commission has consented to such cancellation.

(s)	Ranking of Ordinary Shares
The ordinary shares to be allotted upon the exercise of a Stock Option will be subject to the then effective Articles and will rank pari passu with the Plan Shares in issue on the date of such allotment.

Employee Stock Option Plan

The following is a summary of the principal terms of the ESPP conditionally adopted by the Company by way of shareholders’ resolutions dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004.

Summary of the terms of the ESPP
(a)	Purposes of the ESPP
The purposes of the ESPP are to attract, retain and motivate employees of the Company, to provide a means of compensating the employees for their contributions to the growth and profitability by permitting such employees to purchase the ADSs of the Company at a discount and receive favourable U.S. income tax treatment on a subsequent qualifying disposition of such ADSs.

(b)	Who may join
Subject to any contrary directions given by the Compensation Committee, all full-time and regular part-time employees (the “Employees”) of the Company as at the first business day (the “Offering Date”) of a given period specified by the Committee (the “Offering Period”) shall be eligible to enroll in the ESPP. To be eligible to purchase ADSs, all Employees must maintain his or her employment status, without interruption, with the Company through the last day of the applicable Offering Period (the “Purchase Date”).

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(c)	Offering Period
The ESPP shall be implemented by a series of Offering Periods. An eligible Employee of the Company may elect to participate in the ESPP for any Offering Period by completing the requisite documents. The Compensation Committee shall determine the starting and ending dates of each Offering Period but no Offering Period shall be shorter than 6 months or longer than 27 months.

(d)	Employees’ Contributions under the ESPP
All amounts that a Participant contributes (“Contributions”) shall be credited to his or her account under the ESPP. Participants must elect to have payroll deductions made on each payday during the Offering Period in a dollar amount specified in the documents submitted by him or by her. The Compensation Committee may permit Participants to make supplemental Contributions into his or her account, on such terms and subject to such limitations as the Compensation Committee may decide.

Participants may, on one occasion only during an Offering Period, decrease the rate of his or her Contributions to his or her account for the Offering Period, including a decrease to zero. The Participant may restore his or her Contributions to the original level, prior to the earlier of,

(i) six months after the effective date of any such decrease; and

(ii) the end of the relevant Offering Period.

(e)	Grant of Purchase Right
Each eligible Employee who elects to participate in the ESPP in any given Offering Period shall be granted on the Purchase Date, a right to purchase the Plan Shares (the “Purchase Right”). The Purchase Right of a Participant shall be calculated in accordance with the following formula:

(i) dividing (A) the product of US$25,000 and the number of calendar years during all or part of which the Purchase Right shall be outstanding by (B) the closing price of the Plan Shares on the applicable exchange on which Plan Shares are trading (the “Fair Market Value”) on the applicable exchange of the Plan Shares on the Offering Date; and

(ii) subtracting from the quotient thereof (A) the number of Plan Shares that the Employee has purchased during the calendar year in which the Offering Date occurs under the ESPP or under any other employee stock purchase plan of the Company or any subsidiary of the Company which is intended to qualify under Section 423 of the U.S. International Revenue Code of 1986 plus (B) the number of Plan Shares subject on the Offering Date to any outstanding Purchase Rights granted to the Employee under any related Plan.

If application of the above formula would result in the grant of Purchase Rights covering, in the aggregate, more than the number of Plan Shares that the Compensation Committee has made available for the relevant Offering Period, then the Compensation Committee shall adjust the number of Plan Shares subject to the Purchase Right in order that, following such adjustment, the aggregate number of Plan Shares subject to the purchase Right shall remain within the applicable limit.

All Purchase Rights outstanding at the tenth anniversary of the Plan shall remain outstanding through, and may be exercised upon the relevant Purchase Date, but no additional Purchase Right shall be granted under the ESPP.

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(f)	Exercise of Purchase Right
Unless a Participant withdraws from the ESPP, his or her Purchase Right shall become exercisable automatically, on the Purchase Date of the relevant Offering Period for the number of Plan Shares obtained by dividing the accumulated Contributions credited to the Participant’s account as of the Purchase Date by the applicable Purchase Price, being an amount not less than 85 percent of the Fair Market Value of the Plan Shares on the Offering Date or on the Purchase Date, whichever is lower (the “Purchase Price”).

The Compensation Committee may credit any Contributions that have been credited to a Participant’s account under the ESPP with interest. Any interest credited to a Participant’s account shall not be used to purchase Plan Shares and shall instead be paid to the Participant at the end of the relevant Offering Period.

If any portion of a Participant’s accumulated Contributions is not used to purchase Plan Shares on a given Purchase Date, the remaining amount shall be held in the Participant’s account and used for the purchase of Plan Shares under the next Offering Period, unless the Participant withdraws from the next Offering Period.

The exercise of the Purchase Right granted under the ESPP is not subject to any performance target.

(g)	Limit of the ESPP
At the annual general meeting of the shareholders held on June 23, 2009 the shareholders of the Company approved an increase the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,667,773 ordinary shares of the Company.

The number of ordinary shares that may be issued upon exercise of all outstanding Purchase Rights granted under the ESPP or other employee stock purchase plan of the Company or and any outstanding stock options granted under the Stock Option Plan or other stock option plan of the Company must not exceed, in the aggregate, thirty percent of the issued and outstanding ordinary shares in issuance from time to time.

(h)	Period of the ESPP
The ESPP shall continue for a term of ten years from the date of its approval by the Shareholders unless terminated in accordance with sub-paragraph (i).

(i)	Amendments and Termination of the ESPP
The Compensation Committee may at any time amend the ESPP in any respect or terminate the ESPP, except that, without the approval of the Company’s shareholders at a meeting duly called, no amendment shall be made in relation to:

(i) increasing the number of ADSs approved for the ESPP; or

(ii) decreasing the Purchase Price per ADSs.

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Any alterations or amendments of a material nature or any change to the terms of the Purchase Rights granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the ESPP. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the ESPP shall be deemed to take effect automatically under the terms of the ESPP. Any amendment made to the ESPP must be in accordance with applicable law, the requirements of the Listing Rules or permitted by the SEHK.

If the ESPP is terminated by the Board prior to the tenth anniversary of the date of Board approval, unless the Compensation Committee has also terminated any Offering Period then in progress, Purchase Rights granted before such termination shall continue to be valid and exercisable in accordance with, and subject to, the terms and conditions of the ESPP.

Rule 17.03(9) of the Listing Rules provide that the exercise price of any share option scheme operated by listed issuers may not be lower than effectively the market price of the ordinary shares. As a result of the capital intensive nature of the Company’s business, we have traditionally relied on share options, rather than cash, as an important means of remunerating our employees. This is common in the industry and we wish to continue this practice. Accordingly, we have applied to and obtained from the SEHK a waiver from strict compliance with Rule 17.03(9) of the Listing Rules such that the Company is allowed to continue to grant options over its Plan Shares to its employees under the ESPP at an exercise price which is at a discount (up to 15 percent discount) to the lower of market price at the commencement of the offering period or the market price on the purchase date.

Up and until December 31, 2010, the Company has not granted any purchase right under the ESPP.

Standard form of Share Option Plan for Subsidiaries

The following is a summary of the principal terms of a standard form of share option plan involving the grant of options over shares in subsidiaries of the Company which adopt such plan to eligible participants such as employees, directors and service providers of the Group (the “Subsidiary Plan”) that was approved by the shareholders at the annual general meeting held on May 30, 2006.

(a)	Purpose of the Subsidiary Plan
The purposes of the Subsidiary Plan are to attract, retain and motivate employees and directors of and other service providers to the Group, to provide a means of compensating them through the grant of stock options for their contributions to the growth and profits of the Group, and to allow such employees, directors and service providers to participate in such growth and profitability.

(b)	Who may join
The Compensation Committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non-Employee Subsidiary Director”).

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(c)	Stock Options
Stock Options granted under the Subsidiary Plan (“Stock Options”) shall entitle a participant (“Subsidiary Participant”) of the Subsidiary Plan to purchase a specified number of Subsidiary Shares during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under a Subsidiary Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 (the “Code”) and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Subsidiary Director.

The relevant subsidiary shall issue an Award Document to each Participant of the Subsidiary Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Subsidiary Committee or the Administrator (as defined below), as the case may be) by the Subsidiary Participant. The relevant subsidiary may allow a Subsidiary Participant to exercise his or her Stock Options prior to vesting, provided the Subsidiary Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the relevant subsidiary. The Subsidiary Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The Subsidiary Plan does not provide for any payment upon application or acceptance of an option.

(d)	Administration of the Subsidiary Plan
The Subsidiary Committee shall be responsible for the administration of the Subsidiary Plan. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Subsidiary Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Subsidiary Committee is not obliged to grant Stock Options to Subsidiary Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Subsidiary Participants. Any determination by the Subsidiary Committee in relation to the carrying out and administering of the Subsidiary Plan in accordance with its terms shall be final and binding. No member of the Subsidiary Committee shall be liable for any action or determination made in good faith, and the members of the Subsidiary Committee shall be entitled to indemnification and reimbursement in the manner provided in the articles of association, by-laws or other equivalent constitutional document of the relevant subsidiary.

The Subsidiary Committee may delegate some or all of its authority under the Subsidiary Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Subsidiary Committee or one or more of the officers of the Company or relevant subsidiaries. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the Subsidiary Plan. The Subsidiary Committee shall not delegate its authority to grant Stock Options to executive officers of the Company or its subsidiaries.

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(e)	Exercise Price
The exercise price per Subsidiary Share purchasable under a Stock Option shall be fixed by the Subsidiary Committee at the time of grant or by a method specified by the Subsidiary Committee at the time of grant, but, subject always to and in accordance with applicable requirements of the Listing Rules or permission of the Stock Exchange:

	(i)	in the case of an Incentive Stock Option:

(1) granted to a Ten Percent Holder, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2) granted to any other Subsidiary Participant, the exercise price shall be no less than 100% of the Fair Market Value per Subsidiary Share on the date of grant; and

	(ii)	in the case of any Stock Option:

(1) granted to a Ten Percent Holder who is a resident of the State of California, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2) granted to any other Subsidiary Participant who is a resident of the State of California, the exercise price shall be no less than 85% of the Fair Market Value per Subsidiary Share on the date of grant.

A Ten Percent Holder is any Participant who owns more than 10% of the total combined voting power of all classes of outstanding securities of the relevant subsidiary or any parent or subsidiary (as such terms are defined in and determined in accordance with the Code) of the relevant subsidiary.

Fair Market Value shall be determined as follows:

	(i)	If the Subsidiary Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Subsidiary Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

	(ii)	If the Subsidiary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Subsidiary Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

	(iii)	In the absence of an established market for the Subsidiary Shares, the Fair Market Value thereof shall be determined in good faith by the Subsidiary Committee in accordance with any applicable law, rule or regulation.

Contents

(f)	Limit of the Subsidiary Plan
The number of Subsidiary Shares that may be issued under the Subsidiary Plan and all other schemes of the relevant subsidiary involving the grant by such subsidiary of options over or other similar rights to acquire new shares or other new securities of such subsidiary (“Other Schemes”) shall not exceed ten percent of the issued and outstanding Subsidiary Shares of such subsidiary on the date of approval of the Subsidiary Plan by the board of directors of the relevant subsidiary (the “Subsidiary Board”).

The number of Subsidiary Shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Subsidiary Plan and all Other Schemes of the relevant subsidiary must not exceed in aggregate 30 percent of the issued and outstanding Subsidiary Shares of the relevant subsidiary in issuance from time to time.

(g)	Individual Limit
The total number of Subsidiary Shares underlying Stock Options or other options granted by the relevant subsidiary to a Subsidiary Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent non-executive Director of the Company) of the then issued and outstanding Subsidiary Shares unless otherwise allowed under the Listing Rules.

(h)	Exercise of Option
A Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant Award Document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five (5) years from the date of grant.

(i)	Director Options
Each Non-Employee Subsidiary Director may be granted Stock Options to purchase Subsidiary Shares on the terms set out in the relevant Award Document.

The directors shall exercise all authority and responsibility with respect to Stock Options granted to directors subject to the requirements of the Listing Rules.

All Non-Employee Subsidiary Directors’ Stock Options shall only vest provided that the director has remained in service as a director through such vesting date. The unvested portion of a Stock Option granted to a director shall be forfeited in full if the director’s service with the Company or the relevant subsidiary ends for any reason prior to the applicable vesting date.

Following termination of a Non-Employee Subsidiary Director’s service on the Board, such Non-Employee Subsidiary Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

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Report of the Directors

(j)	Termination or lapse of Option
A Stock Option shall terminate or lapse automatically on:

	(i)	the expiry of ten years from the date of grant;

	(ii)	the termination of a Subsidiary Participant’s employment or service with the relevant subsidiary for a reason set out in sub-paragraph (l) below;

	(iii)	save as to any contrary directions of the Subsidiary Committee with the prior approval of the Board of Directors of the Company, in the event of a complete liquidation or dissolution of the relevant subsidiary, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

	(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Subsidiary Participant is employed by such subsidiary, division or operating unit); and

	(v)	termination of the service relationship with a service provider (where the Participant is a service provider of the Company).

(k)	Rights are personal to Subsidiary Participant
A Stock Option is personal to the Subsidiary Participant and shall be exercisable by such Subsidiary Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Subsidiary Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Subsidiary Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Subsidiary Participant.

(l)	Termination of employment or service
If a Subsidiary Participant’s employment or service with the relevant member(s) of the Group is terminated for the following reasons:

(i)	the failure or refusal of the Subsidiary Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the relevant member(s) of the Group;

(ii)	any material violation by the Subsidiary Participant of any law or regulation applicable to any business of any relevant member(s) of the Group, or the Subsidiary Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Subsidiary Participant of a common law fraud against any relevant member(s) of the Group; or

(iii)
any other misconduct by the Subsidiary Participant that is materially injurious to the financial condition, business or reputation of the Group, then all Stock Options granted to the Subsidiary Participant, whether or not then vested, shall immediately lapse.

Contents

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Subsidiary Participant’s termination of employment for purposes of providing such Subsidiary Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in control of the Company
The Subsidiary Committee must seek the prior approval of the Board of Directors of the Company and may, subject to such prior approval by the Board of Directors of the Company, specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Subsidiary Plan) will have on such Stock Option. The Subsidiary Committee may also, subject to such prior approval by the Board of Directors of the Company, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Subsidiary Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)	Change in the capital structure of the Company
In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Subsidiary Participants.

(o)	Period of the Subsidiary Plan
The form of the Subsidiary Plan shall be approved by the shareholders of the Company and of the relevant subsidiary respectively, and shall become effective upon its approval by the Subsidiary Board in accordance with the terms thereof. Each Subsidiary Plan shall remain in force for a period of ten years commencing on the date of Subsidiary Board approval of the relevant Subsidiary Plan.

(p)	Amendments and Termination
The Subsidiary Plan may be changed, altered, amended in whole or in part, suspended and terminated by the Subsidiary Board, subject to such prior approval by the Board of Directors of the Company, at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted, or any change to the authority of the Subsidiary Board or the Subsidiary Committee in relation to any alteration to the terms of the Subsidiary Plan, must be approved by the shareholders of the Company, unless such change, alteration or amendment takes effect automatically under the terms of the Subsidiary Plan. For the avoidance of doubt, any change, alteration or amendment pursuant to the exercise of any authority granted under a Subsidiary Plan shall be deemed to take effect automatically under the terms of the relevant Subsidiary Plan. Any change, alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the Hong Kong Stock Exchange.

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Report of the Directors

The Subsidiary Board may, subject to prior approval by the Board of Directors of the Company, at any time and from time to time make such changes, alterations or amendments to the Subsidiary Plan as may be necessary or desirable, including (without limitation) changes, alterations or amendments:

(i)	relating to local legal, regulatory and/or taxation requirements and/or implications applicable to the relevant subsidiary and/or Eligible Participants; and/or

(ii)	for the purposes of clarification, improvement or facilitation of the interpretation, and/or application of the terms of the Subsidiary Plan and/or for the purposes of improving or facilitating the administration of the Subsidiary Plan, and other changes, alterations or amendments of a similar nature.

If the Subsidiary Plan is terminated early by the Subsidiary Board, subject to prior approval by the Board of Directors of the Company, no further Stock Options may be offered but unless otherwise stated in the Subsidiary Plan. Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Subsidiary Plan.

(q)	Voting and dividend rights
No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

(r)	Cancellation of Stock Options
If the relevant subsidiary is or becomes a public company (within the meaning of the Hong Kong Code on Takeovers and Mergers), then in the case of a Change in Control of the relevant subsidiary, Stock Options granted but not exercised may not be cancelled unless an offer or proposal in respect of the Stock Options has, where applicable, been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)	Ranking of Subsidiary Shares
The Subsidiary Shares to be allotted upon the exercise of a Stock Option will be subject to the then effective articles of association (or equivalent constitutional document) of the relevant subsidiary and will rank pari passu with the Subsidiary Shares in issue on the date of such allotment.

The Subsidiary Plans will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

As of December 31, 2010, none of the subsidiaries of the Company has adopted the Subsidiary Plan.

Contents

Outstanding Share Options

Details of the Stock Option Plans and the Stock Option Plan are as follows:

2001 Stock Option Plan

											Weighted	Weighted
											Average Closing	Average Closing
							Options				Price of Shares	Price of Shares
							Lapsed Due				immediately	immediately
					Options	Options	to Repurchase	Options	Options	Options	before Dates	before Dates
			No. of	Exercise	Outstanding	Lapsed	of Ordinary	Exercised	Cancelled	Outstanding	on which	on which
Name/Eligible		Period during which	Options	Price Per	as of	During	Shares During	During	During	as of	Options were	Options were
Employees	Date Granted	Rights Exercisable	Granted	Share	12/31/09	Period	Period*	Period	Period	12/31/10	Exercised	Granted
				(USD)							(USD)	(USD)
Employees	3/28/2001	3/28/2001–3/27/2011	89,385,000	$0.01	4,418,500	—	—	2,018,500	—	2,400,000	$0.07	$0.03
Employees	4/2/2001	4/02/2001–4/01/2011	2,216,000	$0.01	241,000	21,000	—	10,000	—	210,000	$—	$0.03
Employees	4/16/2001	4/16/2001–4/15/2011	575,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	4/28/2001	4/28/2001–4/27/2011	60,000	$0.01	42,000	—	—	—	—	42,000	$—	$0.03
Employees	5/14/2001	5/14/2001–5/13/2011	1,597,000	$0.01	10,000	—	—	—	—	10,000	$—	$0.03
Employees	5/15/2001	5/15/2001–5/14/2011	95,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	7/1/2001	7/1/2001–6/30/2011	745,000	$0.01	49,000	—	—	—	—	49,000	$—	$0.03
Employees	7/15/2001	7/15/2001–7/14/2011	1,045,000	$0.01	280,000	—	—	120,000	—	160,000	$—	$0.03
Employees	7/16/2001	7/16/2001–7/15/2011	2,220,000	$0.01	63,000	—	—	24,500	—	38,500	$—	$0.03
Employees	7/27/2001	7/27/2001–7/26/2011	50,000	$0.01	50,000	—	—	—	—	50,000	$—	$0.03
Employees	7/30/2001	7/30/2001–7/29/2011	140,000	$0.01	100,000	—	—	—	—	100,000	$—	$0.03
Employees	8/1/2001	8/01/2001–7/31/2011	195,000	$0.01	40,000	—	—	40,000	—	—	$—	$0.03
Employees	8/7/2001	8/07/2001–8/06/2011	20,000	$0.01	20,000	—	—	—	—	20,000	$—	$0.03
Employees	8/15/2001	8/15/2001–8/14/2011	100,000	$0.01	100,000	—	—	100,000	—	—	$—	$0.03
Employees	8/20/2001	8/20/2001–8/19/2011	20,000	$0.01	20,000	—	—	—	—	20,000	$—	$0.03
Employees	9/24/2001	9/24/2001–9/23/2011	98,708,500	$0.01	13,144,700	50,000	—	4,728,000	—	8,366,700	$0.05	$0.03
Employees	9/28/2001	9/28/2001–9/27/2011	50,000	$0.01	50,000	—	—	—	—	50,000	$—	$0.03
Employees	1/24/2002	1/24/2002–1/23/2012	47,653,000	$0.01	10,184,500	—	—	3,449,000	—	6,735,500	$0.04	$0.03
Employees	1/24/2002	1/24/2002–1/23/2012	7,684,500	$0.02	904,300	101,100	—	179,100	—	624,100	$0.06	$0.03
Employees	4/10/2002	4/10/2002–4/09/2012	1,315,000	$0.01	10,000	—	—	10,000	—	—	$—	$0.05
Employees	4/10/2002	4/10/2002–4/09/2012	48,699,000	$0.02	9,288,900	630,000	—	2,083,000	—	6,575,900	$0.06	$0.05
Employees	4/11/2002	4/11/2002–4/10/2012	4,100,000	$0.01	2,100,000	—	—	2,100,000	—	—	$—	$0.05
Employees	6/28/2002	6/28/2002–6/27/2012	39,740,000	$0.02	7,118,000	10,000	—	2,942,000	—	4,166,000	$0.07	$0.06
Employees	6/28/2002	6/28/2002–6/27/2012	18,944,000	$0.05	6,697,000	—	—	2,133,000	—	4,564,000	$0.06	$0.06
Kawanishi, Tsuyoshi	7/11/2002	7/11/2002–7/10/2012	500,000	$0.05	500,000	—	—	—	—	500,000	$—	$0.07
Employees	7/11/2002	7/11/2002–7/10/2012	2,780,000	$0.05	80,000	—	—	50,000	—	30,000	$—	$0.07
Service Providers	9/26/2002	9/26/2002–9/25/2012	50,000	$0.05	50,000	—	—	—	—	50,000	$—	$0.03
Employees	9/26/2002	9/26/2005–9/25/2012	5,770,000	$0.02	1,505,000	—	—	20,000	—	1,485,000	$0.07	$0.08
Employees	9/26/2002	9/26/2005–9/25/2012	65,948,300	$0.05	15,544,710	221,000	—	2,845,500	—	12,478,210	$0.08	$0.08
Employees	1/9/2003	1/09/2003–1/08/2013	53,831,000	$0.05	15,756,400	—	—	6,943,000	—	8,813,400	$0.08	$0.10
Employees	4/1/2003	4/01/2003–3/31/2013	18,804,900	$0.05	6,686,618	395,140	—	1,733,264	—	4,558,214	$0.08	$0.14
Employees	4/15/2003	4/15/2003–4/14/2013	550,000	$0.05	550,000	—	—	550,000	—	—	$—	$0.14
Senior Management	4/24/2003	4/24/2003–4/23/2013	1,850,000	$0.05	1,450,000	—	—	1,450,000	—	—	$—	$0.14
Employees	4/24/2003	4/24/2003–4/23/2013	58,488,000	$0.05	17,666,400	24,000	—	5,338,000	—	12,304,400	$0.08	$0.14
Employees	7/15/2003	7/15/2003–7/14/2013	59,699,900	$0.05	15,612,760	232,800	—	3,353,850	—	12,026,110	$0.08	$0.17
Employees	10/10/2003	10/10/2003–10/09/2013	49,535,400	$0.10	17,465,100	3,372,600	—	181,000	—	13,911,500	$—	$0.29
Employees	1/5/2004	1/05/2004–1/04/2014	130,901,110	$0.10	56,460,332	12,114,291	—	691,319	—	43,654,722	$0.10	$0.33
Kawanishi, Tsuyoshi	1/15/2004	1/15/2004–1/14/2014	1,000,000	$0.10	1,000,000	—	—	—	—	1,000,000	$—	$0.33
Service Providers	1/15/2004	1/15/2004–3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	$—	$0.14
Senior Management	1/15/2004	1/15/2004–1/14/2014	2,700,000	$0.10	2,155,000	400,000	—	—	—	1,755,000	$—	$0.14
Others	1/15/2004	1/15/2004–1/14/2014	4,600,000	$0.10	2,500,000	400,000	—	—	—	2,100,000	$—	$0.35
Employees	1/15/2004	1/15/2004–1/14/2014	20,885,000	$0.10	7,129,000	3,055,000	—	—	—	4,074,000	$—	$0.33
Senior Management	2/16/2004	2/16/2004–2/15/2014	900,000	$0.25	900,000	600,000	—	—	—	300,000	$—	$0.33
Others	2/16/2004	2/16/2004–2/15/2014	12,300,000	$0.25	6,130,000	5,430,000	—	—	—	700,000	$—	$0.35
Employees	2/16/2004	2/16/2004–2/15/2014	14,948,600	$0.10	3,769,500	56,000	—	—	—	3,713,500	$—	$0.33
Employees	2/16/2004	2/16/2004–2/15/2014	76,454,880	$0.25	38,450,580	10,850,280	—	—	—	27,600,300	$—	$0.33

Contents

Report of the Directors

Options to purchase ordinary shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Beginning in January 2004, options to purchase ordinary shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

The Company has not issued stock options under the 2001 Stock Option Plans since the completion of the Global Offering.

2001 Preference Share Plan

											Weighted	Weighted
											Average Closing	Average Closing
							Options				Price of Shares	Price of Shares
							Lapsed Due				immediately	immediately
					Options	Options	to Repurchase	Options	Options	Options	before Dates	before Dates
			No. of	Exercise	Outstanding	Lapsed	of Ordinary	Exercised	Cancelled	Outstanding	on which	on which
Name/Eligible		Period during which	Options	Price Per	as of	During	Shares During	During	During	as of	Options were	Options were
Employees	Date Granted	Rights Exercisable	Granted	Share	12/31/09	Period	Period*	Period	Period	12/31/10	Exercised	Granted
				(USD)							(USD)	(USD)
Employees	9/24/2001	9/24/2001–9/23/2011	246,698,700	$0.11	17,901,200	4,741,500	—	20,000	—	13,139,700	$—	$0.11
Employees	9/28/2001	9/28/2001–9/27/2011	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.11
Employees	11/3/2001	11/03/2001–11/02/2011	780,000	$0.35	485,000	110,000	—	—	—	375,000	$—	$0.11
Employees	1/24/2002	1/24/2002–1/23/2012	58,357,500	$0.11	5,411,300	2,126,800	—	—	—	3,284,500	$—	$0.12
Employees	4/10/2002	4/10/2002–4/09/2012	52,734,000	$0.11	2,358,900	413,000	—	—	—	1,945,900	$—	$0.13
Employees	6/28/2002	6/28/2002–6/27/2012	63,332,000	$0.11	7,223,000	994,000	—	20,000	—	6,209,000	$—	$0.14
Service Providers	7/11/2002	7/11/2002–7/10/2012	462,000	$0.11	202,000	—	—	—	—	202,000	$—	$0.14
Employees	7/11/2002	7/11/2002–7/10/2012	4,530,000	$0.11	805,000	750,000	—	—	—	55,000	$—	$0.14
Service Providers	9/26/2002	9/26/2002–9/25/2012	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.15
Employees	9/26/2002	9/26/2002–9/25/2012	73,804,800	$0.11	11,356,050	2,074,350	—	40,000	—	9,241,700	$—	$0.15
Employees	1/9/2003	1/09/2003–1/08/2013	12,686,000	$0.11	1,237,000	120,000	—	—	—	1,117,000	$—	$0.17

Options to purchase preference shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Employees may early exercise their options to purchase preference shares. If an employee early exercises 100% of his or her options, the options vest at a rate of 25% upon each first, second, third, and fourth anniversary of the vesting commencement date. Furthermore, in this case, if the employee remains employed by the Company and the Company has completed its initial public offering as of the third anniversary of the vesting commencement date, all options shall vest.

The options to purchase preference shares converted into options to purchase ordinary shares immediately prior to the completion of the Global Offering.

Contents

2004 Stock Option Plan

								Options				Weighted
								Lapsed Due				Average Closing	Weighted
								to				Price	Average Closing
						Additional		Repurchase				of Shares	Price of Shares
					Options	Options	Options	of Ordinary	Options	Options	Options	immediately	immediately
			No. of	Exercise	Outstanding	Granted	Lapsed	Shares	Exercised	Cancelled	Outstanding	before Dates on	before Dates on
Name/Eligible	Date	Period during which	Options	Price Per	as of	During	During	During	During	During	as of	which Options	which Options
Employees	Granted	Rights Exercisable	Granted	Share	12/31/09	Period	Period	Period*	Period	Period	12/31/10	were Exercised	were Granted
				(USD)								(USD)	(USD)
Senior Management	3/18/2004	3/18/2004–3/17/2014	190,000	$0.35	190,000	—	120,000	—	—	—	70,000	$—	$0.35
Others	3/18/2004	3/18/2004–3/17/2014	20,000	$0.35	20,000	—	20,000	—	—	—	—	$—	$0.35
Employees	3/18/2004	3/18/2004–3/17/2014	49,869,700	$0.35	24,828,850	—	5,291,800	—	—	—	19,537,050	$—	$0.35
Others	4/7/2004	4/07/2004–4/06/2014	100,000	$0.31	100,000	—	—	—	—	—	100,000	$—	$0.31
Employees	4/25/2004	4/25/2004–4/24/2014	22,591,800	$0.28	10,419,200	—	2,246,800	—	—	—	8,172,400	$—	$0.28
Others	7/27/2004	7/27/2004–7/26/2014	200,000	$0.20	100,000	—	100,000	—	—	—	—	$—	$0.20
Employees	7/27/2004	7/27/2004–7/26/2014	35,983,000	$0.20	16,111,000	—	1,251,000	—	—	—	14,860,000	$—	$0.20
Kawanishi, Tsuyoshi	11/10/2004	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Employees	11/10/2004	11/10/2004–11/09/2014	52,036,140	$0.22	19,230,750	—	3,829,440	—	—	—	15,401,310	$—	$0.22
Lip-Bu Tan	11/10/2004	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	500,000	—	—	—	—	$—	$0.22
Others	11/10/2004	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	500,000	—	—	—	—	$—	$0.22
Senior Management	5/11/2005	5/11/2005–5/10/2015	900,000	$0.20	900,000	—	600,000	—	—	—	300,000	$—	$0.20
Others	5/11/2005	5/11/2005–5/10/2015	100,000	$0.20	100,000	—	—	—	—	—	100,000	$—	$0.20
Employees	5/11/2005	5/11/2005–5/10/2015	94,581,300	$0.20	50,589,737	—	12,197,818	—	—	—	38,391,919	$—	$0.20
Others	5/11/2005	5/11/2005–5/10/2015	15,000,000	$0.20	15,000,000	—	—	—	—	—	15,000,000	$—	$0.22
Employees	8/11/2005	8/11/2005–8/10/2015	32,279,500	$0.22	14,281,500	—	4,476,000	—	—	—	9,805,500	$—	$0.22
Senior Management	11/11/2005	11/11/2005–11/10/2015	11,640,000	$0.15	10,790,000	—	7,990,000	—	—	—	2,800,000	$—	$0.15
Others	11/11/2005	11/11/2005–11/10/2015	3,580,000	$0.15	3,580,000	—	3,080,000	—	—	—	500,000	$—	$0.15
Employees	11/11/2005	11/11/2005–11/10/2015	149,642,000	$0.15	95,098,500	—	46,269,500	—	—	—	48,829,000	$—	$0.15
Employees	2/20/2006	2/20/2006–2/19/2016	62,756,470	$0.15	35,274,526	—	7,235,322	—	—	—	28,039,204	$—	$0.15
Employees	5/12/2006	5/12/2006–5/11/2016	22,216,090	$0.15	14,400,400	—	6,123,400	—	—	—	8,277,000	$—	$0.15
Kawanishi, Tsuyoshi	9/29/2006	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Employees	9/29/2006	9/29/2006–9/28/2016	40,394,000	$0.13	25,927,200	—	5,623,200	—	—	—	20,304,000	$—	$0.13
Others	9/29/2006	9/29/2006–9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Lip-Bu Tan	9/29/2006	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	9/29/2006	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	11/10/2006	11/10/2006–11/09/2016	2,450,000	$0.13	2,150,000	—	2,000,000	—	—	—	150,000	$—	$0.13
Employees	11/10/2006	11/10/2006–11/09/2016	33,271,000	$0.11	18,481,000	—	4,234,800	—	7,200	—	14,239,000	$—	$0.11
Employees	5/16/2007	5/16/2007–5/15/2017	122,828,000	$0.15	87,143,500	—	27,509,350	—	—	—	59,634,150	$—	$0.15
Senior Management	5/16/2007	5/16/2007–5/15/2017	2,000,000	$0.15	1,650,000	—	1,050,000	—	—	—	600,000	$—	$0.15
Others	5/16/2007	5/16/2007–5/15/2017	5,421,000	$0.15	5,001,000	—	4,501,000	—	—	—	500,000	$—	$0.15
Employees	12/28/2007	12/28/2007–12/27/2017	89,839,000	$0.10	66,846,400	—	24,126,400	—	3,000	—	42,717,000	$—	$0.10
Others	12/28/2007	12/28/2007–12/27/2017	3,800,000	$0.10	3,800,000	—	3,800,000	—	—	—	—	$—	$0.10
Employees	2/12/2008	2/12/2008–2/11/2018	126,941,000	$0.08	105,541,500	—	29,708,900	—	2,352,400	—	73,480,200	$—	$0.08
Senior Management	2/12/2008	2/12/2008–2/11/2018	2,300,000	$0.08	1,700,000	—	1,200,000	—	—	—	500,000	$—	$0.08
Others	2/12/2008	2/12/2008–2/11/2018	600,000	$0.08	600,000	—	—	—	—	—	600,000	$—	$0.08
Employees	11/18/2008	11/18/2008–11/17/2018	117,224,090	$0.02	94,026,090	—	26,285,600	—	2,377,750	—	65,362,740	$—	$0.02
Others	11/18/2008	11/18/2008–11/17/2018	1,375,000	$0.02	1,375,000	—	540,000	—	180,000	—	655,000	$—	$0.02
Senior Management	11/18/2008	11/18/2008–11/17/2018	400,000	$0.02	400,000	—	—	—	—	—	400,000	$—	$0.02
Employees	2/17/2009	2/17/2009–2/16/2019	131,943,000	$0.03	124,693,000	—	32,561,750	—	8,770,500	—	83,360,750	$—	$0.03
Lip-Bu Tan	2/17/2009	2/17/2009–2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Others	2/17/2009	2/17/2009–2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Jiang Shang Zhou	2/17/2009	2/17/2009–2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Others	2/17/2009	2/17/2009–2/16/2014	1,000,000	$0.03	1,000,000	—	1,000,000	—	—	—	—	$—	$0.03
Kawanishi, Tsuyoshi	2/17/2009	2/17/2009–2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Others	2/17/2009	2/17/2009–2/16/2019	400,000	$0.03	400,000	—	37,500	—	12,500	—	350,000	$—	$0.03
Others	2/17/2009	2/17/2009–2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Senior Management	2/17/2009	2/17/2009–2/16/2019	1,150,000	$0.03	750,000	—	225,000	—	75,000	—	450,000	$—	$0.03
Others	2/17/2009	2/17/2009–2/16/2019	977,500	$0.03	977,500	—	—	—	—	977,500	—	$—	$0.03
Others	2/17/2009	2/17/2009–2/16/2019	5,925,000	$0.03	5,925,000	—	—	—	—	5,925,000	—	$—	$0.03
Senior Management	2/17/2009	2/17/2009–2/16/2019	3,437,200	$0.03	2,375,200	—	—	—	—	2,375,200	—	$—	$0.03
Employees	2/17/2009	2/17/2009–2/16/2019	213,049,193	$0.03	204,095,227	—	—	—	—	204,095,227	—	$—	$0.03
Employees	5/11/2009	5/11/2009–5/10/2019	24,102,002	$0.04	21,729,000	—	4,810,000	—	300,000	—	16,619,000	$—	$0.04
Tsuyoshi Kawanishi	2/23/2010	2/23/2010-2/22/2020	3,134,877	$0.10	—	3,134,877	—	—	—	—	3,134,877	$—	$0.10
Lip Bu Tan	2/23/2010	2/23/2010-2/22/2020	3,134,877	$0.10	—	3,134,877	—	—	—	—	3,134,877	$—	$0.10
Shang Zhou Jiang	2/23/2010	2/23/2010-2/22/2020	15,674,388	$0.10	—	15,674,388	—	—	—	—	15,674,388	$—	$0.10
Nin-Kou David Wang	2/23/2010	2/23/2010-2/22/2020	62,697,553	$0.10	—	62,697,553	—	—	—	—	62,697,553	$—	$0.10
Senior Management	2/23/2010	2/23/2010-2/22/2020	49,498,364	$0.10	—	49,498,364	1,285,200	—	—	—	48,213,164	$—	$0.10
Employees	2/23/2010	2/23/2010-2/22/2020	337,089,466	$0.10	—	337,089,466	100,778,834	—	855,423	—	235,455,209	$—	$0.10
Others	2/23/2010	2/23/2010-2/22/2020	6,835,000	$0.10	—	6,835,000	—	—	—	—	6,835,000	$—	$0.10
Yonggang Gao	5/24/2010	5/24/2010-5/23/2020	3,145,319	$0.08	—	3,145,319	—	—	—	—	3,145,319	$—	$0.08
Shanzhi Chen	5/24/2010	5/24/2010-5/23/2020	3,145,319	$0.08	—	3,145,319	—	—	—	—	3,145,319	$—	$0.08
Senior Management	5/24/2010	5/24/2010-5/23/2020	15,726,595	$0.08	—	15,726,595	—	—	—	—	15,726,595	$—	$0.08
Employees	5/24/2010	5/24/2010-5/23/2020	18,251,614	$0.08	—	18,251,614	275,614	—	—	—	17,976,000	$—	$0.08
Employees	9/8/2010	9/8/2010-9/7/2020	46,217,577	$0.08	—	46,217,577	2,058,000	—	—	—	44,159,577	$—	$0.07
Employees	11/12/2010	11/12/2010-11/11/2020	39,724,569	$0.08	—	39,724,569	24,000	—	—	—	39,700,569	$—	$0.08

Contents

Report of the Directors

Options to purchase ordinary shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Options to purchase ordinary shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

2004 Equity Incentive Plan

												Weighted
												Average Closing
								Options				Price	Weighted
								Lapsed Due				of Shares	Average Closing
								to				immediately	Price of Shares
						Additional		Repurchase				before Dates	immediately
					Options	Options	Options	of Ordinary	Options	Options	Options	on which	before Dates on
			No. of	Exercise	Outstanding	Granted	Lapsed	Shares	Exercised	Cancelled	Outstanding	Restricted Share	which Restricted
Name/Eligible	Date	Period during which	Options	Price Per	as of	During	During	During	During	During	as of	Units were	Share Units
Employees	Granted	Rights Exercisable	Granted	Share	12/31/09	Period	Period	Period*	Period	Period	12/31/10	Vested	were Granted
				(USD)								(USD)	(USD)
Employees	7/1/2004	7/01/2005–6/30/2015	96,856,590	$0.00	37,500	—	37,500	—	—	—	—	$0.13	$0.22
Employees	7/27/2004	7/27/2005–7/26/2015	18,747,520	$0.00	50,000	—	—	—	50,000	—	—	$0.07	$0.20
Employees	5/11/2005	5/11/2006–5/10/2016	4,630,000	$0.00	35,000	—	25,000	—	10,000	—	—	$0.11	$0.20
Senior Management	8/11/2005	8/11/2005–8/10/2015	916,830	$0.00	191,633	—	97,695	—	93,938	—	—	$0.11	$0.22
Others	8/11/2005	8/11/2005–8/10/2015	156,888	$0.00	9,394	—	—	—	9,394	—	—	$—	$0.22
Employees	8/11/2005	8/11/2005–8/10/2015	69,430,022	$0.00	363,441	—	119,163	—	231,678	—	12,600	$0.09	$0.22
Senior Management	11/11/2005	11/11/2005–11/10/2015	2,910,000	$0.00	727,500	—	212,500	—	515,000	—	—	$0.11	$0.15
Others	11/11/2005	11/11/2005–11/10/2015	2,100,000	$0.00	25,000	—	—	—	25,000	—	—	$0.11	$0.15
Employees	11/11/2005	11/11/2005–11/10/2015	40,275,000	$0.00	6,561,250	—	262,500	—	6,298,750	—	—	$0.11	$0.15
Employees	2/20/2006	2/20/2006–2/19/2016	3,110,000	$0.00	225,000	—	—	—	225,000	—	—	$0.11	$0.15
Employees	5/12/2006	5/12/2006–5/11/2016	2,700,000	$0.00	625,000	—	—	—	625,000	—	—	$0.07	$0.15
Employees	9/29/2006	9/29/2006–9/28/2016	720,000	$0.00	105,000	—	—	—	105,000	—	—	$—	$0.13
Others	11/10/2006	11/10/2006–11/09/2016	1,688,864	$0.00	422,216	—	350,000	—	72,216	—	—	$0.13	$0.11
Employees	11/10/2006	11/10/2006–11/09/2016	7,340,000	$0.00	1,062,500	—	227,500	—	835,000	—	—	$0.13	$0.11
Employees	5/16/2007	5/16/2007–5/15/2017	33,649,720	$0.00	12,132,680	—	1,658,180	—	6,123,250	—	4,351,250	$0.11	$0.14
Others	5/16/2007	5/16/2007–5/15/2017	1,000,000	$0.00	500,000	—	250,000	—	250,000	—	—	$0.10	$0.14
Employees	12/28/2007	12/28/2007–12/27/2017	4,910,000	$0.00	2,955,000	—	775,000	—	1,152,500	—	1,027,500	$—	$0.10
Others	12/28/2007	12/28/2007–12/27/2017	960,000	$0.00	480,000	—	480,000	—	—	—	—	$—	$0.10
Employees	2/12/2008	2/12/2008–2/11/2018	38,597,100	$0.00	24,505,163	—	4,963,350	—	8,579,188	—	10,962,625	$—	$0.08
Others	2/12/2008	2/12/2008–2/11/2018	270,000	$0.00	202,500	—	—	—	67,500	—	135,000	$—	$0.08
Senior Management	2/12/2008	2/12/2008–2/11/2018	960,000	$0.00	550,000	—	275,000	—	165,000	—	110,000	$—	$0.08
Employees	11/18/2008	11/18/2008–11/17/2018	2,080,000	$0.00	1,560,000	—	790,000	—	320,000	—	450,000	$—	$0.02
Employees	5/11/2009	5/11/2009–5/10/2019	787,797	$0.00	300,000	—	150,000	—	50,000	—	100,000	$—	$0.04
Senior Management	2/23/2010	2/23/2010-2/22/2020	21,459,142	$0.00	—	21,459,142	353,430	—	653,180	—	20,452,532	$—	$0.10
Employees	2/23/2010	2/23/2010-2/22/2020	139,933,819	$0.00	—	139,933,819	23,284,534	—	55,541,011	—	61,108,274	$—	$0.10
Others	2/23/2010	2/23/2010-2/22/2020	500,500	$0.00	—	500,500	—	—	250,250	—	250,250	$—	$0.10
Shang Zhou Jiang	2/23/2010	2/23/2010-2/22/2020	6,717,594	$0.00	—	6,717,594	—	—	—	—	6,717,594	$—	$0.10
Nin-Kou David Wang	2/23/2010	2/23/2010-2/22/2020	26,870,379	$0.00	—	26,870,379	—	—	—	—	26,870,379	$—	$0.10
Senior Management	5/24/2010	5/24/2010-5/23/2020	6,739,969	$0.00	—	6,739,969	—	—	—	—	6,739,969	$—	$0.08
Employees	5/24/2010	5/24/2010-5/23/2020	1,400,000	$0.00	—	1,400,000	—	—	—	—	1,400,000	$—	$0.08
Employees	9/8/2010	9/8/2010-9/7/2020	2,944,589	$0.00	—	2,944,589	—	—	—	—	2,944,589	$—	$0.07
Employees	11/12/2010	11/12/2010-11/11/2020	750,000	$0.00	—	750,000	—	—	—	—	750,000	$—	$0.08

Awards of the RSUs issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Awards of the RSUs issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

Contents

Corporate Governance Report

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

Corporate Governance Practices

The HKSE’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005 and April 24, 2009, respectively) (the “CG Policy”). The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Corporate Governance”, incorporates all of the Code Provisions of the CG Code except for paragraph E1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices. The Company has complied with all Code Provisions of the CG Code throughout the year.

Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2010. The senior management as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

The Board
The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of seven Directors as at the date of this annual report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of shareholders.

Each class of Director will serve a term of three years. The Class I Directors were re-elected for a term of three years at the 2008 AGM (except Mr. Gao Yonggang who was elected at the 2009 AGM and Dr. David N.K. Wang who was appointed by the Board on November 9, 2009) to hold office until the 2011 annual general meeting of the Company. The Class II Directors were re-elected for a term of three years at the 2009.

Contents

Corporate Governance Report

AGM (except Dr. Chen Shanzhi who was elected at the 2009 AGM) to hold office until the 2012 annual general meeting of the Company. The Class III Directors were re-elected at the 2010 AGM for a term of three years to hold office until the 2013 annual general meeting of the Company.

The following table sets forth the names, classes and categories of the Directors as at the date of this annual report:

Name of Director	Category of Director	Class of Director
Jiang Shang Zhou	Chairman, Independent Non-executive Director	Class II
David N.K. Wang	President, Chief Executive Officer, Executive Director	Class I
Gao Yonggang	Non-executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III

Brief biographical details for Board members are set out on pages 27 through 29. During the year ended December 31, 2010, the Board at all times complied with the minimum requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors on the Board, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise. The roles of the chairman and chief executive officer are segregated and such roles are exercised by Dr. Jiang Shang Zhou and Dr. David N.K. Wang, respectively.

At the 2011 AGM, Dr. David Wang and Mr. Gao Yonggang will retire from office on the date of the 2011 AGM pursuant to Article 90 of the Company’s Articles of Association. Dr. Wang and Mr. Gao will each offer himself for re-election at the 2011 AGM. If re-elected, each of Dr. Wang and Mr. Gao would hold office until the 2014 AGM.

The Company confirmed that it has received an annual independent confirmation from each Independent Non-executive Director as required by the Listing Rules. As such, the Company still considers these Directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

Contents

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Chief Administrative Officer assists the Chairman in preparing the agenda for meetings and, together with the Company Secretary, assist the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings were dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

All Directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties. The Chief Administrative Officer and the Company Secretary continuously update all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

During the year ended December 31, 2010, the Board held a total of nine (9) meetings. Details of Directors’ attendance at the Board meetings for the period of their appointments are set forth below:

	Number of meetings Attended	Attendance Rate
Jiang Shang Zhou	9/9	100%
Tsuyoshi Kawanishi (1)	9/9	100%
Lip-Bu Tan	9/9	100%
Zhou Jie	9/9	100%
Chen Shanzhi (2)	9/9	100%
Gao Yonggnang (3)	9/9	100%
David N. K. Wang	9/9	100%

Notes:

(1)	2 of these meetings were attended by proxy.

(2)	3 of these meetings were attended by proxy.

(3)	1 of these meetings was attended by proxy.

Contents

Corporate Governance Report

Procedure regarding the Appointment of Directors

The standard procedures regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholdings in the Company; (iii) the independence of the nominee under United States and/or Hong Kong listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board will then decide whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of directors as stipulated in the Articles of Association.

Board Committees

The Board has established the following principal committees to assist it in exercising its obligations. These committees consist of a majority of Independent Non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference.

Compensation Committee
As of December 31, 2010, the members of the Company’s compensation committee (the “Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.

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The responsibilities of the Compensation Committee include, among other things:
  approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

  reviewing and making recommendations to the Board with respect to Director compensation, including equity-based compensation;

  administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;

  reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

  ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.
In addition to reviewing the remuneration of the Non-executive Directors and the members of the Company’s management, the Compensation Committee reviewed and approved the granting of stock options and Restricted Share Units pursuant to the terms of the Option Plans. The Compensation Committee also reviewed and approved on at least a quarterly basis any exception to the compensation guidelines and leave of absence policy of the Company.

The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a year is planned in the preceding year. The Chief Administrative Officer assists the chairman of the Compensation Committee in preparing the agenda for meetings and, together with the Company Secretary, assist the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meeting were dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

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Corporate Governance Report

During the year ended December 31, 2010, the Compensation Committee held a total of five (5) meetings. Details of Directors’ attendance at the Compensation Committee are set forth below:

	Number of meetings Attended	Attendance Rate
Lip-Bu Tan	5/5	100%
Zhou Jie	5/5	100%
Tsuyoshi Kawanishi (1)	5/5	100%

Note:

(1)	1 of these meetings was attended by proxy.

Audit Committee
As of December 31, 2010, the members of the Audit Committee were Lip-Bu Tan (chairman of Audit Committee), Jiang Shang Zhou and Gao Yonggang. None of these members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as Audit Committee member of the Company, Lip-Bu Tan, one of the members of the Audit Committee, currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:
  making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of the Company’s independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team and pre-approving all non-audit services to be provided by the Company’s independent auditor;

  approving the remuneration and terms of engagement of the Company’s independent auditor;

  reviewing reports from the Company’s independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between the Company and the independent auditor;

  pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding two years;

  reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

  reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below) and the quality and effectiveness of the Company’s internal controls;

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  reviewing the Company’s risk assessment and management policies;

  reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

  establishing procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

  obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.
During 2010, the Audit Committee reviewed:
  the financial reports for the year ended December 31, 2009 and the six month period ended June 30, 2010;

  the quarterly earnings releases and any updates thereto;

  the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

  the Company’s budget for 2010;

  the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

  the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations in collaboration with the Internal Audit Department and reported to the Board;

  the findings of the Company’s Risk Management Committee (as defined and discussed below) which assesses risks relating to the Company and the compliance office, which ensures compliance with the CG Code and Insider Trading Policy;

  the audit fees for the Company’s outside auditors; and

  the Company’s outside auditors’ engagement letters.

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Corporate Governance Report

The Audit Committee reports its work, findings and recommendations to the Board during each Board meeting.

The Audit Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the Company. The meeting schedule for a year is planned in the preceding year. The Chief Administrative Officer assists the chairman of the Audit Committee in preparing the agenda for meetings and, together with the Company Secretary, assist the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Audit Committee meeting, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

During the year ended December 31, 2010, the Audit Committee held a total of seven (7) meetings. Details of Directors’ attendance at the Audit Committee are set forth below:

	Number of meetings Attended	Attendance Rate
Lip-Bu Tan	7/7	100%
Jiang Shang Zhou	7/7	100%
Gao Yonggang	7/7	100%

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s outside auditors, the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company relating to financial reporting. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Auditors’ Remuneration
The following table sets forth the aggregate audit fees, Sarbanes-Oxley compliance testing fee, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal year ended December 31, 2010.

2010
Audit Fees	$1,250,000
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—
Total	$1,250,000

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Internal Controls
In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, the Company is required to perform, on an annual basis, an evaluation of the Company’s internal control over financial reporting and, beginning in fiscal year 2006, to include management’s assessment of the effectiveness of the Company’s internal control over financial reporting in the Company’s annual report on Form 20-F to be filed with the United States Securities and Exchange Commission.

The Board, through the Audit Committee which receives reports on at least a quarterly basis from the Internal Audit Department, is responsible to ensure that the Company maintains sound and effective internal controls. The Company’s system of internal control is designed to ensure the achievement of business objectives in operations, financial reporting integrity and compliance with applicable laws and regulations. The system of internal control is designed to manage, rather than completely eliminate, risks impacting the Company’s ability to achieve its business objectives. Accordingly, the system can only provide reasonable but not absolute assurance that the financial statements do not contain a material misstatement or loss.

The Company assists the Board with respect to its duty to identify, evaluate, and manage the significant risks faced by the Company. The Company implements the Board’s policies and procedures to mitigate such risks by (i) identifying and assessing the risks the Company faces and (ii) designing, operating and monitoring a system of internal controls to mitigate and control such risks. The Company has established an Internal Audit Department and the Risk Management Committee and other policies and procedures, for such purposes.

The Board, through the Audit Committee, has reviewed the effectiveness of the system of internal control of the Company and its subsidiaries and believes that the system of internal controls in place at December 31, 2010 and at the date of this annual report, was effective. The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by our registered public accountants as stated in its report.

Internal Audit Department
Internal Audit Department works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. On an annual basis, the Audit Committee will review and approve an annual internal audit plan, which is based on a risk assessment methodology, which assists in determining business risks and establishing appropriate audit frequencies.

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Corporate Governance Report

Based on this annual audit plan, the Internal Audit Department will audit the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:
  reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

  reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

  reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

  appraising the economy and efficiency with which resources are employed;

  identifying significant risks, including fraud risks, to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

  evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.
In addition, the Internal Audit Department will audit areas of concern identified by senior management or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company will be notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department will report their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent accounting firm. The Internal Audit Department consists of members of the Company’s management team.

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Risk Management Committee
The Risk Management Committee identifies, analyzes, and assesses enterprise-wide risks, monitors the Company’s risk management efforts, and reports on the effectiveness of the Company’s enterprise risk management programs. The Risk Management Committee is responsible for developing the Company’s risk management strategy; establishing, reviewing, and approving policies and procedures to control risks as well as to prevent fraud; determining risk tolerances for measurement; preparing a risk management implementation plan and assigning responsibilities; and designing and preparing education and awareness programs and its implementation plans. Such risks can include without limitation, legal risks, credit risks, market risks, operational risks, environmental risks, and systemic risks. The Risk Management Committee consists of members of the Company’s management team.

The Risk Management Committee is chaired by the CEO, who reports to the Board on major issues relating to the enterprise risk management programs.

Shareholder Rights

The Company’s shareholders may put forth proposals at an annual general meeting of the Company’s shareholders by written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the principal executive offices of the Company. In order for a shareholder to put a proposal before the Company’s shareholders, such shareholder must (a) be a member of record on both the date of giving of the notice by such shareholder and the record date for the determination of members entitled to vote at such meeting and (b) comply with the notice requirements, in each case, as specified in the Articles. The notice requirements include requirements regarding the timing of delivery of the notice as well as the contents of such notice. The detailed procedures for the notice requirements vary depending on whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to a nomination for election of a Director. The procedures for shareholders to put forward proposals at an annual general meeting are available upon request from the Company Secretary.

Enquiries may be submitted to the Board by contacting either the Company Secretary at the principal executive offices of the Company or directly by questions at an annual general meeting or an extraordinary general meeting. Questions on the procedures for putting forward proposals at an annual general meeting may also be put to the Company Secretary by the same means.

Shareholder Communications and Investor Relations

The Company and the Board recognizes the importance of maintaining open and frequent communications with its shareholders. At the 2010 AGM, which was held on June 3, 2010 at the Company’s headquarters in Shanghai, China, the Chairman of the Company, as well as the Company’s outside auditors, were present to answer questions from the shareholders. Together with this annual report, an annual general meeting circular is distributed to all shareholders within the prescribed time period required by the Listing Rules, notifying the shareholders about the 2011 AGM. The circular and the accompanying materials set forth the relevant information relating to the proposed resolutions. Separate resolutions are proposed at these annual general meetings on each substantially separate issue, including the election of individual Directors. The Chairman reveals how many proxies for and against have been filed in respect to each resolution. The results of the poll are published in accordance with the requirements of the Listing Rules.

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Corporate Governance Report

On the first business day after the 2010 AGM, the results of the poll were published on the web sites of the Company and HKSE. During the 2010 AGM, the Company’s shareholders:
  received and considered the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended December 31, 2009;

  re-elected two retiring class III directors, namely, Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie and authorized the Board to fix their remuneration;

  approved the general mandate to Directors to allot, issue, grant, distribute, and otherwise deal with additional shares in the Company not exceeding 20% of the issued share capital of the Company as of the date of the 2010 AGM;

  approved the general mandate to Directors to repurchase shares in the Company not exceeding 10% of the issued share capital of the Company as of the date of the 2010 AGM;

  approve the special mandate to increase the limit on the grant of equity awards under the 2004 Equity Incentive Plan of the Company; and

  approve the proposed amendments to the 2004 Equity Incentive Plan as set out in the circular to shareholders dated April 30, 2010.
A key element of effective communication with shareholders and investors is the timely dissemination of information relating to the Company. In addition to announcing annual and interim reports, the Company announces its quarterly financial results approximately one month after the end of each quarter. In connection with such announcement, the Company holds conference calls which are open and available to the Company’s shareholders. During these conference calls, the President and Chief Executive Officer and the Chief Financial Officer report about the latest developments in the Company and answer questions from participants. The members of the Company’s Investor Relations Department and senior members of the Company’s management also hold regular meetings with equity research analysts and other institutional shareholders and investors.

A table setting forth information regarding the beneficial ownership as of December 31, 2010 of the ordinary shares, of each shareholder who is known by the Company to beneficially own more than 5% of the Company’s outstanding shares, is contained on page 51.

The market capitalization of the Company as of December 31, 2010 was HK$15,307,075,698 (issued share capital of 27,334,063,747 ordinary shares at the closing market price of HK$0.56 per ordinary share). The public float as of such date was approximately 80.88%.

The 2011 AGM is scheduled to be held at the Company’s headquarters at 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, China on around June 29, 2011. All shareholders are invited to attend.

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Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Compliance Office, which will subsequently report such violation to the Audit Committee.

US Corporate Governance Practices
Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. Because our American Depositary Shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, or the NYSE, we are also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because we are a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to us. We are permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of most of the corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:
  The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee.

  The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the U.S. Securities and Exchange Act of 1934, as amended, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

  We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. We disclose the amounts of compensation of our directors on a named basis and the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

  The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

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Social Responsibility

SMIC IN THE COMMUNITY

SMIC has a long-standing tradition of supporting the communities in which we operate, both through the involvement of our employees and through philanthropic activities. SMIC has established extensive housing, education, and service communities near our manufacturing sites, and has helped these local communities to grow and prosper along with the Company.

Support for Education
In addition to maintaining our own award-winning schools for our employees’ children, SMIC actively supports education throughout China. For several years, SMIC has supported the Enyou Foundation’s Teacher Training Program, aimed at empowering rural educators with modern teaching skills, methodologies, and know-how. SMIC has contributed accommodations, classrooms, volunteer teachers and staff, and other facilities to the program. SMIC also supports education through the activities of its employees, who have helped finance dozens of schools in rural China, taught at local universities, and volunteered in countless community programs.

Support for the Environment
SMIC is a conscientious steward of natural resources. This commitment to the environment is reflected in the company’s ISO14001 certification in 2002. Attaining ISO14001 certification requires establishing a world-class environmental management system that abides by a rigorous set of international standards; this management system helps SMIC ensure responsible use of energy and materials through recycling, waste reduction, and pollution prevention.

Furthermore, SMIC has passed QC080000 certification, demonstrating our products and processes are free of environmentally hazardous substances, fulfilling customer requirements and the European Union’s RoHS (Restriction of Hazardous Substances) Directive.

Moreover, SMIC has taken action against global warming caused by green house emission and is prepared for increasingly stringent carbon emission controls and regulations. In 2010, SMIC executed a thorough GHG (Greenhouse Gas) inventory at all sites using 2009 as the baseline year. The results passed ISO14064 certification.

Employee Well-Being

At SMIC, we focus on quality control and product innovation while also preventing environmental pollution, conserving energy and natural resources, protecting our human resources, and preventing property loss. We hope to improve employee well-being, protect the environment, and raise environmental protection, safety, and health (“ESH”) standards for all SMIC employees and the environment in which we operate. Through continuous improvement, we strive to be environmentally responsible and aim to strengthen our operational risk management.

To achieve these goals, SMIC is committed to:
  ensuring that constant improvement in employee health and safety and environmental quality remains a primary responsibility of every SMIC manager;

  establishing a culture of individual “ownership” by instilling ESH values in each SMIC employee, process, product, and service;

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Social Responsibility
  providing regular ESH training to increase employees’ knowledge and communication levels;

  exploring and developing new technologies to reclaim, reduce, reuse, and recycle;

  following ESH regulations and international protocols while fulfilling customer requirements;

  strengthening auditing and change-management of new equipment and material;

  communicating ESH regulations to all SMIC suppliers and contractors; and

  implementing preventive and emergency response measures to prevent and resolve accidents.
Employee Health & Safety
SMIC attained OHSAS18001 (Occupation Health and Safety Assessment Series) certification in 2003. The OHSAS18001 standard is a key component of a Company’s total health and safety management and is based on international safety and health standards. With this certification, SMIC has demonstrated its commitment to safety, risk management, and a safer and healthier environment for its employees. In addition, SMIC’s safety management philosophy is based on accident prevention, frequent safety audits, education, engineering control, accountability, and enforcement. This safety management philosophy is implemented through:
  mandatory and frequent safety training and drills for staff and vendors;

  compliance of equipment and facilities with international safety standards set by: Semiconductor Equipment and Materials International (SEMI), National Fire Protection Association (NFPA), Factory Mutual Research Corporation (FMRC), and other international regulatory bodies;

  continuous improvement in the quality and reliability of our services and products through the implementation of our PDCA (plan, do, check, act) methodology, together with internal and external customer feedback;

  management and individual accountability through enforcement of rewards and discipline based on safety performance;

  continuous safety audits performed to established industry standards and OHSAS18001 internal audits; and

  establishment of the Emergency Response Center to centralize emergency response at SMIC.
SMIC provides occupational health and hygiene management for the welfare of employees. This includes the monitoring of indoor air quality (IAQ), illumination, radiation, noise, and drinking water.

In addition, SMIC provides on-site health surveillance and primary care services such as:
  24-hour health center;

  medical emergency response & disaster planning;

  occupational physical examination and record keeping;

  general physical examination and record keeping; and

  injury and illness case management.
Employee Care
SMIC also cares for our employees through on-the-job training, graduate degree and continuing education opportunities, and counseling services, as well as on-campus housing, social clubs and activities, athletic and recreational facilities, award-winning primary and secondary school education for employees’ children, and other facilities and services dedicated to enriching the lives of our employees and their families.

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Report by Management on Internal Control Over Financial Reporting

The management of Semiconductor Manufacturing International Corporation (“SMIC”) is responsible for establishing and maintaining adequate internal control over financial reporting. SMIC’s internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.

SMIC management assessed the effectiveness of internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control — Integrated Framework. Based on our assessment we believe that, as of December 31, 2010, our internal control over financial reporting is effective based on COSO criteria.

SMIC’s independent registered public accounting firm, Deloitte Touche Tohmatsu, has issued an audit report on our internal control over financial reporting, which immediately follows this report.

March 30, 2011

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
March 30, 2011

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Semiconductor Manufacturing International Corporation

We have audited the internal control over financial reporting of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010, of the Company and our report dated March 30, 2011 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
March 30, 2011

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Consolidated Statements of Operations

(In US dollars, except share data)

			Year ended December 31,
	NOTES		2010	2009	2008
Sales	24		$1,554,788,587	$1,070,387,103	$1,353,711,299
Cost of sales			1,244,714,305	1,184,589,553	1,412,851,079
Gross profit (loss)			310,074,282	(114,202,450)	(59,139,780)
Operating expenses (income):
Research and development			174,900,381	160,753,629	102,239,779
General and administrative	22		43,762,351	218,688,042	67,036,672
Selling and marketing			29,498,495	26,565,692	20,661,254
Amortization of acquired intangible
assets			27,167,870	35,064,589	32,191,440
Impairment loss of long-lived assets	11		8,442,050	138,294,783	106,740,667
Loss (gain) from sale of plant and
equipment and other fixed assets	10		(658,535)	3,832,310	(2,877,175)
Litigation settlement	27		—	269,637,431	—
Other operating income	2(o	)	(16,493,049)	—	—
Total operating expenses, net			266,619,563	852,836,476	325,992,637
Income (loss) from operations	31		43,454,719	(967,038,926)	(385,132,417)
Other income (expense):
Interest income			4,127,252	2,591,284	11,542,339
Interest expense			(22,655,830)	(24,699,336)	(50,766,958)
Change in the fair value of
commitment to issue shares and
warrants	27		(29,815,453)	(30,100,793)	—
Foreign currency exchange gain			5,024,930	7,302,121	11,425,279
Others, net			8,771,701	4,626,008	7,428,721
Total other expense, net			(34,547,400)	(40,280,716)	(20,370,619)
Income (loss) before income tax			8,907,319	(1,007,319,642)	(405,503,036)
Income tax benefit (expense)	18		4,818,497	46,624,242	(26,432,993)
Gain (loss) from equity investment	13		284,830	(1,782,142)	(444,211)
Net income (loss)			14,010,646	(962,477,542)	(432,380,240)
Accretion of interest to noncontrolling
interest			(1,050,000)	(1,059,663)	(7,850,880)
Loss attributable to noncontrolling
interest			139,751	—	—
Income (loss) attributable to
Semiconductor Manufacturing
International Corporation			13,100,397	(963,537,205)	(440,231,120)
Earnings (loss) per share, basic	21		$0.00	$(0.04)	$(0.02)
Earnings (loss) per share, diluted	21		$0.00	$(0.04)	$(0.02)
Shares used in calculating basic
earnings (loss) per share	21		24,258,437,559	22,359,237,084	18,682,544,866
Shares used in calculating diluted
earnings (loss) per share	21		25,416,597,405	22,359,237,084	18,682,544,866

The accompanying notes are an integral part of these consolidated financial statements.

Contents

Consolidated Balance Sheets

(In US dollars, except share data)

		December 31,
	NOTES	2010	2009	2008
ASSETS
Current assets:
Cash and cash equivalents		$515,808,332	$443,462,514	$450,229,569
Restricted cash	5	161,350,257	20,360,185	6,254,813
Short-term investments	4	2,453,951	—	19,928,289
Accounts receivable, net of
allowances of $49,373,296,
$96,144,543 and $5,680,658 at
December 31, 2010, 2009 and
2008, respectively	7, 22	206,622,841	204,290,545	199,371,694
Inventories	8	213,404,499	193,705,195	171,636,868
Prepaid expense and
other current assets		75,824,180	28,881,866	56,299,086
Receivable for sale of equipment
and other fixed assets		—	—	23,137,764
Assets held for sale	9	—	8,184,462	—
Current portion of deferred
tax assets	18	3,638,427	8,173,216	—
Total current assets		1,179,102,487	907,057,983	926,858,083

Prepaid land use rights		78,798,287	78,111,788	74,293,284
Plant and equipment, net	10	2,351,862,787	2,251,614,217	2,963,385,840
Acquired intangible assets, net	12	173,820,851	182,694,105	200,059,106
Deferred cost, net	27	—	—	47,091,516
Equity investment	13	9,843,558	9,848,148	11,352,186
Other long-term assets		215,178	391,741	1,895,337
Deferred tax assets	18	109,050,066	94,358,635	45,686,470
TOTAL ASSETS		$3,902,693,214	$3,524,076,617	$4,270,621,822
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	14	$515,577,285	$228,882,804	$185,918,539
Short-term borrowings	16	372,055,279	286,864,063	201,257,773
Current portion of long-term debt	16	333,458,941	205,784,080	360,628,789
Accrued expenses and other current
liabilities		146,986,675	111,086,990	122,173,803
Current portion of promissory notes	15	29,374,461	78,608,288	29,242,001
Commitment to issue shares and
warrants relating to litigation
settlement	27	—	120,237,773	—
Income tax payable		1,892,691	58,573	552,006
Total current liabilities		1,399,345,332	1,031,522,571	899,772,911

Contents

Consolidated Balance Sheets

		December 31,
	NOTES	2010	2009	2008
Long-term liabilities:
Non-current portion of
promissory notes	15	56,327,268	83,324,641	23,589,958
Long-term debt	16	178,596,008	550,653,099	536,518,281
Long-term payables relating to
license agreements	17	—	4,779,562	18,169,006
Other long-term liabilities	26	58,788,806	21,679,690	—
Deferred tax liabilities	18	1,094,257	1,035,164	411,877
Total long-term liabilities		294,806,339	661,472,156	578,689,122
Total liabilities		1,694,151,671	1,692,994,727	1,478,462,033
Non-controlling interest	19	39,004,168	34,841,507	42,795,288
Commitments	23
Equity:
Ordinary shares, $0.0004 par value,
50,000,000,000 shares
authorized, 27,334,063,747,
22,375,886,604, and
22,327,784,827 shares issued
and outstanding at December 31,
2010, 2009 and 2008,
respectively		10,933,625	8,950,355	8,931,114
Additional paid-in capital		3,858,642,606	3,499,723,153	3,489,382,267
Accumulated other comprehensive
loss		(1,092,291)	(386,163)	(439,123)
Accumulated deficit		(1,698,946,565)	(1,712,046,962)	(748,509,757)
Total equity		2,169,537,375	1,796,240,383	2,749,364,501
TOTAL LIABILITIES,
NONCONTROLLING INTEREST
AND EQUITY		$3,902,693,214	$3,524,076,617	$4,270,621,822
Net current (liabilities) assets		$(220,242,845)	$(124,464,588)	$27,085,172
Total assets less current liabilities		$2,503,347,882	$2,492,554,046	$3,370,848,911

The accompanying notes are an integral part of these consolidated financial statements.

Contents

Consolidated Statements of Equity and Comprehensive Income (Loss)

(In US dollars, except share data)

				Accumulated
				other			Total
	Ordinary		Additional paid-in	comprehensive	Accumulated	Total	comprehensive
	Share	Amount	capital	loss	deficit	equity	loss
Balance at January 1, 2008	18,558,919,712	$7,423,568	$3,313,375,972	$(1,881)	$(308,278,637)	$3,012,519,022	$(19,561,868)
Exercise of stock options	69,770,815	27,908	768,361	—	—	796,269	—
Issuance of ordinary shares	3,699,094,300	1,479,638	163,620,362	—	—	165,100,000	—
Share-based compensation	—	—	11,617,572	—	—	11,617,572	—
Net loss	—	—	—	—	(440,231,120)	(440,231,120)	(440,231,120)
Foreign currency translation adjustments	—	—	—	(437,242)	—	(437,242)	(437,242)
Balance at December 31, 2008	22,327,784,827	$8,931,114	$3,489,382,267	$(439,123)	$(748,509,757)	$2,749,364,501	$(440,668,362)
Exercise of stock options	48,101,777	19,241	195,785	—	—	215,026	—
Share-based compensation	—	—	10,145,101	—	—	10,145,101	—
Net loss	—	—	—	—	(963,537,205)	(963,537,205)	(963,537,205)
Foreign currency translation adjustments	—	—	—	52,960	—	52,960	52,960
Balance at December 31, 2009	22,375,886,604	$8,950,355	$3,499,723,153	$(386,163)	$(1,712,046,962)	$1,796,240,383	$(963,484,245)
Exercise of stock options	140,645,464	56,258	2,161,420	—	—	2,217,678	—
Issuance of ordinary shares relating to
litigation settlement	1,789,493,218	715,797	137,050,128	—	—	137,765,925	—
Issuance of warrant relating to
litigation settlement	—	—	13,002,275	—	—	13,002,275	—
Issuance of ordinary shares	3,028,038,461	1,211,215	197,910,997	—	—	199,122,212	—
Share-based compensation	—	—	8,794,633	—	—	8,794,633	—
Net income	—	—	—	—	13,100,397	13,100,397	13,100,397
Foreign currency translation adjustments	—	—	—	(706,128)	—	(706,128)	(706,128)
Balance at December 31, 2010	27,334,063,747	$10,933,625	$3,858,642,606	$(1,092,291)	$(1,698,946,565)	$2,169,537,375	$12,394,269

The accompanying notes are an integral part of these consolidated financial statements

Contents

Consolidated Statements of Cash Flows

(In US dollars)

	Year ended December 31,
	2010	2009	2008
Operating activities:
Net income (loss)	$14,010,646	$(962,477,542)	$(432,380,240)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Deferred taxes	(10,097,549)	(56,222,094)	11,035,809
(Gain) loss from sale of plant and equipment
and other fixed assets	(658,535)	3,832,310	(2,877,175)
Depreciation	584,241,805	748,185,169	761,808,822
Non-cash interest expense on promissory notes
and long-term payables relating to license
agreements	4,038,189	3,844,324	6,915,567
Amortization of acquired intangible assets	27,167,870	35,064,589	32,191,440
Share-based compensation	8,794,633	10,145,101	11,617,572
(Gain) loss from equity investment	(284,830)	1,782,142	444,211
Impairment loss of long-lived assets	8,442,050	138,294,783	106,740,667
Litigation settlement (non-cash portion)	—	239,637,431	—
Change in the fair value of commitment to
issue shares and warrants	29,815,453	30,100,793	—
Allowance for doubtful accounts	1,076,767	111,584,756	1,188,568
Other non-cash expense	711,469	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,402,228)	(95,382,736)	97,827,390
Inventories	(19,699,304)	(22,068,328)	76,672,897
Prepaid expense and other current assets	(46,335,851)	28,920,815	(23,968,264)
Prepaid land use right	(686,498)	—	—
Accounts payable	34,205,945	35,788,601	(76,827,049)
Accrued expenses and other current liabilities	53,406,989	11,349,772	(7,487)
Other long-term liabilities	37,109,116	21,679,690	—
Income tax payable	1,834,118	(493,433)	(600,624)
Changes in restricted cash relating to
operating activities	(30,077,566)	—	—
Net cash provided by operating activities	694,612,689	283,566,143	569,782,104
Investing activities:
Purchase of plant and equipment	(491,538,600)	(217,269,234)	(669,054,599)
Proceeds from government subsidy to
purchase plant and equipment	26,876,268	54,125,325	4,181,922
Proceeds received from sale of assets
held for sale	7,810,382	1,482,716	563,008
Proceeds from sale of plant and equipment	6,375,042	3,715,641	2,319,597
Purchase of intangible assets	(21,681,441)	(59,096,987)	(79,277,586)
Purchase of short-term investments	(25,812,871)	(49,974,860)	(291,007,766)
Sale of short-term investments	23,400,000	69,903,150	278,717,347
Change in restricted cash relating to
investing activities	(110,912,506)	(14,105,371)	(6,254,813)
Purchase of equity investment	—	(278,103)	(1,900,000)
Net cash received upon purchase of a subsidiary	1,770,603	—	—
Net cash used in investing activities	(583,713,123)	(211,497,723)	(761,712,890)

Contents

	Year ended December 31,
	2010	2009	2008
Financing activities:
Proceeds from short-term borrowings	716,676,446	726,897,421	422,575,386
Repayment of short-term borrowings	(631,485,230)	(641,291,131)	(328,317,613)
Repayment of promissory notes	(80,000,000)	(15,000,000)	(30,000,000)
Proceeds from long-term debt	10,000,000	100,945,569	285,929,954
Repayment of long-term debt	(254,382,231)	(241,655,460)	(345,770,415)
Proceeds from exercise of employee stock options	2,217,678	215,026	796,269
Proceeds from issuance of ordinary shares	199,122,212	—	168,100,000
Redemption of noncontrolling interest	—	(9,013,444)	—
Net cash (used in) provided by financing activities	(37,851,125)	(78,902,019)	173,313,581
Effect of exchange rate changes	(702,623)	66,544	(437,239)
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	72,345,818	(6,767,055)	(19,054,444)
CASH AND CASH EQUIVALENTS,
beginning of year	443,462,514	450,229,569	469,284,013
CASH AND CASH EQUIVALENTS, end of year	$515,808,332	443,462,514	$450,229,569
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Income taxes paid	$3,444,934	9,636,901	$15,997,808
Interest paid	$33,686,823	37,934,992	$54,423,059
SUPPLEMENTAL DISCLOSURES OF NON-CASH,
INVESTING AND FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(342,373,019)	(105,618,026)	$(99,592,362)
Long-term payable for acquired intangible assets	$(5,015,672)	$(28,966,666)	$(70,100,000)
Receivable for sales of manufacturing equipment	$—	$23,137,764	$17,231,000

Contents

Notes to the Consolidated Financial Statements

1. General

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report. The Company is an investment holding company. Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, as well as manufacturing and designing semiconductor masks. The principal subsidiaries and their activities are set out in Appendix 1.

2. Summary of Significant Accounting Policies

(a)	Basis of presentation
The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation
The consolidated financial statements include the accounts of the Company,its majority owned subsidiaries and its consolidated affiliate. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements. Significant accounting estimates reflected in the Company’s financial statements include contingent liabilities, valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives of plant and equipment and acquired intangible assets, impairment of long-lived assets, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates. The Company believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Restricted Cash
Restricted cash consists of bank deposits pledged against short-term credit facilities and unused government subsidies for fab construction and certain research and development projects.

Contents

2. Summary of Significant Accounting Policies (continued)

(f)	Investments
Short-term investments primarily consist of trading securities, which are recorded at fair value with unrealized gains and losses included in earnings.

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity investments only include non-marketable investments.

(g)	Concentration of credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and receivable for sale of manufacturing equipment. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

The change in the allowances for doubtful accounts is as follows:

Allowances for accounts receivable	2010	2009	2008
Balance, beginning of year	$96,144,543	$5,680,658	$4,492,090
Provision recorded during the year	1,076,767	94,704,790	1,301,556
Write-offs in the year	(19,348,014)	(4,240,905)	(112,988)
Recovered in the year	(28,500,000)	—	—
Balance, end of year	$49,373,296	$96,144,543	$5,680,658

As more fully described in Note 22, the Company collected $28,500,000 from a managed government-owned foundry during the year ended December 31, 2010 for which a specific allowance had been previously provided.

Allowances for receivable for sale of
Equipment and other fixed assets	2010	2009	2008
Balance, beginning of year	$21,120,871	$—	$—
Provision recorded during the year	—	21,120,871	—
Write-offs in the year	(17,176,667)	—	—
Recovered in the year	—	—	—
Balance, end of year	$3,944,204	$21,120,871	$—

Contents

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

(h)	Inventories
Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads that were incurred in bringing the inventories to their present location and condition.

(i)	Prepaid land use rights
Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to income ratably over the term of the agreements which range from 50 to 70 years.

(j)	Plant and equipment, net
Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility machinery and equipment	10 years
Manufacturing machinery and equipment	5–7 years
Furniture and office equipment	3–5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized, net of government subsidies received. Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets
Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years.

(l)	Impairment of long-lived assets
The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Company makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on our asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.

Contents

2. Summary of Significant Accounting Policies (continued)

(m)	Revenue recognition
The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales-related taxes.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured.

Contents

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

(n)	Capitalization of interest
Interest incurred during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Government subsidies, capitalized interest and net interest expense are as follows:

	For the year ended December 31
	2010	2009	2008
Total actual interest expense
(non-litigation)	$34,016,123	$41,421,385	$70,735,520
Recorded in the consolidated
statements of operations	(22,655,830)	(24,699,336)	(50,766,958)
Gross capitalized interest	11,360,293	16,722,049	19,968,562
Government subsidies	(4,190,735)	(11,617,950)	(9,308,764)
Net capitalized interest	$7,169,558	$5,104,099	$10,659,798

(o)	Government subsidies
Government subsidy is recognized when it is earned. The Company received subsidies of $109,079,381, $97,598,972 and $73,600,743 in 2010, 2009 and 2008, respectively. The Company recorded $4,190,735, $11,617,950 and $9,308,764 as a reduction of interest expense, $32,830,375, $31,855,697 and $56,967,187 as a reduction of operating expenses and $26,685,296, $57,257,456 and $4,181,922 as a reduction of the cost of fixed assets or construction in progress in 2010, 2009 and 2008, respectively. The Company recorded $16,493,049, $nil and $nil as other operating income in 2010, 2009 and 2008, respectively, as such amounts were unrestricted as to use and given the Company’s historical and expected future receipt of further subsidies. The Company records amounts received in advance of conditions being met in order to earn the subsidy as deferred liabilities.

(p)	Research and development costs
Research and development costs are expensed as incurred and reported net of related government subsidies.

Contents

2. Summary of Significant Accounting Policies (continued)

(q)	Start-up costs
The Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(r)	Foreign currency translation
The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the monthly weighted average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of equity and comprehensive income (loss).

(s)	Income taxes
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

Contents

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

(t)	Comprehensive income (loss)
Comprehensive income (loss) includes such items as net loss, foreign currency translation adjustments and unrealized income (loss) on available-for-sales securities. Comprehensive income (loss) is reported in the statements of equity and comprehensive income (loss).

(u)	Fair value
The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3	—	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a through analysis of the assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Contents

2. Summary of Significant Accounting Policies (continued)

(u)	Fair value (continued)
The Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, short-term borrowings, long-term promissory notes, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables and receivables for sale of equipments. The carrying values of cash and cash equivalents, restricted cash, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of long-term promissory notes approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2010. The Company’s other financial instruments that are not recorded at fair value are not significant.

(v)	Share-based compensation
The Company grants stock options to its employees and certain non-employees. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized, net of expected forfeitures, as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

(w)	Derivative financial instruments
The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

Contents

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

(x)	Recently issued accounting standards

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition — Milestone Method (Topic 605)”. This guidance is to provide on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon milestone events such as successful completion of phases in a study or achieving a specific result from the research or development efforts. Specifically, this guidance amends the affect vendors that provide research or development deliverables in an arrangement in which one or more payments are contingent upon achieving uncertain future events or circumstances. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive should based on: (1) be commensurate with either of the following: (a) the vendor’s performance to achieve milestone, (b) the enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (2) relate solely to past performance; or (3) be reasonable relative to all deliverables and payment terms in the arrangement. In addition, a vendor that is affected by the amendments required to provide all of the following: (1) a description of the overall arrangement; (2) a description of each milestone and related contingent consideration; (3) a determination of whether each milestone is considered substantive; (4) the factors that the entity considered in determining whether the milestone or milestones are substantive; or (5) the amount of consideration recognized during the period for the milestone or milestones. This guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of ASU 2010-17 will not have a material impact on the Company’s consolidated financial position or result of operations.

(y)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income (loss) periods as their effects would be anti-dilutive.

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3. Fair Value

Assets/Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange
contracts	$—	$694,795	$—	$2,204,383
Cross-currency interest rate
swap contracts	—	—	—	291,694
Derivative assets measured
at fair value	$—	$694,795	$—	$2,496,077
Liabilities:
Forward foreign exchange
contracts	$—	$(479,735)	$—	$(4,169,805)
Interest rate swap contracts	—	(1,380,454)	—	(957,678)
Cross-currency interest rate
swap contracts	—	(1,292,475)	—	(949,068)
Derivative liabilities
measured at fair value	$—	$(3,152,664)	$—	$(6,076,551)

Contents

Notes to the Consolidated Financial Statements

3. Fair Value (continued)

Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active
	Markets for	Significant Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange
contracts	$—	$54,442	$—	$3,961,279
Interest rate swap contracts	—	—	—	104,000
Cross-currency interest
swap contracts	—	503,551	—	1,086,822
Derivative assets measured
at fair value	$—	$557,993	$—	$5,152,101
Liabilities:
Forward foreign exchange
contracts	$—	$483,421	$—	$(3,835,234)
Interest rate swap contracts	—	529,712	—	(127,336)
Cross-currency interest rate
swap contracts	—	388,913	—	(519,099)
Commitment to issue
shares and warrants
relating to litigation
settlement		120,237,773		(30,100,793)
Derivative liabilities
measured at fair value	$—	$121,639,819	$—	$(34,582,462)

Contents

3. Fair Value (continued)

Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices
	in Active
	Markets for	Significant Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange
contracts	$—	$665,584	$—	$4,350,382
Cross-currency interest rate
swap contracts	—	873,040	—	2,324,228
Derivative assets measured
at fair value	$—	$1,538,624	$—	$6,674,610
Liabilities:
Forward foreign exchange
contracts	$—	$4,175,889	$—	$(10,809,932)
Cross-currency interest rate
swap contracts	—	1,233,129	—	(1,670,195)
Derivative liabilities
measured at fair value	$—	$5,409,018	$—	$(12,480,127)

We price our derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles.

Assets Measured at Fair Value on a Nonrecurring Basis
Fair value of long-lived assets held and used was determined by discounted cash flow technique, which includes the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Estimates of future cash flows used to test the recoverability of a long-lived asset incorporated the Company’s own assumptions about its use of the asset and considered all available evidence. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants.

The Company did not have any asset measured at fair value on a nonrecurring basis as of December 31, 2010.

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active
	Markets for	Significant Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Losses
Description	(Level 1)	(Level 2)	(Level 3)
Long-lived assets
held and used	$—	$—	$28,424,849	$(5,269,281)
Long-lived assets
held for sale	—	—	8,184,462	(22,718,729)
	$—	$—	$36,609,311	$(27,988,010)

Contents

Notes to the Consolidated Financial Statements

3. Fair Value (continued)

Assets Measured at Fair Value on a Nonrecurring Basis (continued)
In 2009, long-lived assets held and used with a carrying amount of $33.7 million were written down to their fair value of $28.4 million, resulting in an impairment charge of $5.3 million. In addition, long-lived assets held for sale with a carrying amount of $30.9 million were written down to their fair value less cost to sell of $8.2 million, resulting in a loss of $22.7 million. All such amounts were included in impairment loss of long-lived assets in the consolidated statements of operations for the year ended December 31, 2009.

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices
	in Active
	Markets for	Significant Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Losses
Description	(Level 1)	(Level 2)	(Level 3)
Long-lived assets held and
used	$—	$—	$916,958,304	$(105,774,000)
	$—	$—	$916,958,304	$(105,774,000)

In 2008, long-lived assets held and used with a carrying amount of approximately $1.0 billion were written down to their fair value of approximately $917.0 million, resulting in an impairment charge of $105.8 million, which was included in impairment loss of long-lived assets in the consolidated statements of operations for the year ended December 31, 2008.

4. Short-term Investments

As of December 31, 2010, 2009 and 2008, the Company has the following short-term investments, respectively:

	Debt instruments maturing in one year
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value
December 31, 2010	$2,453,235	$716	$—	$2,453,951
December 31, 2009	$—	$—	$—	$—
December 31, 2008	$19,928,289	$—	$—	$19,928,289

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5. Restricted Cash

As of December 31, 2010, restricted cash consisted of $128,818,265 of bank time deposits pledged against letters of credit and short-term borrowings, and $32,531,992 government subsidies for the reimbursement of research and development expenses to be incurred in certain government sponsored projects. As of December 31, 2009 and 2008, the Company held $20,360,185 and $6,254,813 of bank time deposits pledged against letters of credit and short-term borrowings, respectively.

6. Derivative Financial Instruments

The Company has the following notional amount of derivative instruments:

	December 31
	2010	2009	2008
Forward foreign exchange contracts	$92,859,692	9,028,995	$220,687,295
Interest rate swap contracts	76,000,000	54,000,000	—
Cross-currency interest rate swap contracts	11,279,915	24,699,730	36,731,630
	$180,139,607	$87,728,725	$257,418,925

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2010, 2009 and 2008, the change in fair value of forward contracts was presented in foreign currency exchange gain in the consolidated statements of operations. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2010
Euro	7,682,707	$10,174,977
Renminbi	546,297,909	82,684,715
		$92,859,692
As of December 31, 2009
Euro	14,825,188	$21,265,249
Renminbi	(83,496,523)	(12,236,254)
		$9,028,995
As of December 31, 2008
Euro	21,979,034	$31,144,291
Renminbi	1,294,294,400	189,543,004
		$220,687,295

Contents

Notes to the Consolidated Financial Statements

6. Derivative Financial Instruments (continued)

In 2010, 2009 and 2008, the Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar. In 2010, 2009 and 2008, gains or losses on the interest rate swap contracts were recognized as interest expense in the consolidated statements of operations. As of December 31, 2010, 2009 and 2008, the Company had outstanding cross-currency interest rate swap contracts as follows:

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2010
Euro	8,517,000	$11,279,915
As of December 31, 2009
Euro	17,219,555	$24,699,730
As of December 31, 2008
Euro	25,922,110	$36,731,630

In 2010 and 2009, the Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The fair values of each derivative instrument is follows:

	December 31
	2010	2009	2008
Forward foreign exchange contracts	$215,060	$(428,979)	$(3,510,305)
Interest rate swap contracts	(1,380,454)	(529,712)	—
Cross-currency interest rate swap contracts	(1,292,475)	114,638	(360,089)
	$(2,457,869)	$(844,053)	$(3,870,394)

As of December 31, 2010, 2009 and 2008, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities.

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7. Accounts Receivable, Net of Allowances

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

An aging analysis of accounts receivable, net of allowances for doubtful accounts, is as follows:

	2010	2009	2008
Current	$174,378,643	$160,802,634	$108,109,977
Overdue:
Within 30 days	25,395,378	30,882,525	18,211,498
Between 31 to 60 days	3,033,340	1,641,710	6,073,500
Over 60 days	3,815,480	10,963,676	66,976,719
	$206,622,841	$204,290,545	$199,371,694

8. Inventories

	2010	2009	2008
Raw materials	$79,037,913	$57,279,287	$76,299,347
Work in progress	86,234,857	102,538,543	53,674,794
Finished goods	48,131,729	33,887,365	41,662,727
	$213,404,499	$193,705,195	$171,636,868

In 2010, 2009 and 2008, inventory write downs of $19,893,861, $26,296,168, and $40,818,979 respectively, were recorded in cost of sales to reflect the lower of cost or market adjustments.

9. Assets Held for Sale

In 2009, the Company committed to a plan to complete its exit from the DRAM business and to sell certain fixed assets having a carrying value of $30,903,192, at the time of the decision to fully exit from the DRAM market was made. The Company began actively soliciting for potential buyers for these assets prior to December 31, 2009 and expects to sell them within the following twelve months. At December 31, 2009, the assets were classified as held for sale and were written down to $8,184,462 representing the Company’s estimate of fair value less costs to sell. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants. The impairment of $22,718,730 was recorded as a component of impairment loss in the consolidated statements of operation.

In 2010, the Company sold a portion of such assets for $7,611,775, resulting in a gain of $1,455,721. As of December 31, 2010, the Company concluded that the remaining assets of $4,756,260 would not been sold within the following 12 months and, accordingly, reclassified such assets to assets held and used.

Contents

Notes to the Consolidated Financial Statements

10. Plant and Equipment, Net

	2010	2009	2008
Buildings	$311,717,261	$293,225,129	$292,572,075
Facility machinery and equipment	565,829,867	552,373,720	534,251,063
Manufacturing machinery and equipment	5,584,906,496	5,398,887,677	5,367,843,256
Furniture and office equipment	78,075,574	74,206,691	76,210,542
Transportation equipment	2,109,425	1,890,082	1,768,949
	6,542,638,623	6,320,583,299	6,277,645,885
Less: accumulated depreciation	(4,902,754,755)	(4,299,836,387)	(3,657,309,884)
	1,639,883,868	2,020,746,912	2,615,336,001
Construction in progress	711,978,919	230,867,305	348,049,839
	$2,351,862,787	$2,251,614,217	$2,963,385,840

The Company recorded depreciation expense of $584,241,805, $746,684,986 and $760,881,076 for the years ended December 31, 2010, 2009 and 2008, respectively.

11. Impairment of plant and equipment

In 2010, the Company recorded an impairment loss of $8,442,050 associated with the disposal of fixed assets with outdated technologies.

In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets is equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104,676,535 after writing down the carrying value to zero.

In 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to certain plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets. The Company computed the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, the Company applied a discount rate of 9% to the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipment of approximately five years.

12. Acquired Intangible Assets, Net

	2010	2009	2008
Technology, Licenses and Patents
Cost:	$236,690,448	$346,792,269	$323,457,444
Accumulated Amortization and Impairment	(62,869,597)	(164,098,164)	(123,398,338)
Acquired intangible assets, net	$173,820,851	$182,694,105	$200,059,106

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $18,294,616, $23,334,825 and $1,022,081 in 2010, 2009 and 2008, respectively.

Contents

12. Acquired Intangible Assets, Net (continued)

The Company recorded amortization expense of $27,167,870, $35,064,589 and $32,191,440 in 2010, 2009 and 2008 respectively. The Company expected to record amortization expenses related to the acquired intangible assets as follows:

Year	Amount
2011	$31,155,230
2012	$26,722,052
2013	$25,666,381
2014	$23,786,151
2015	$21,813,780

In 2010, 2009 and 2008, the Company recorded impairment losses of $nil, $5,630,236 and $966,667, respectively, for licenses related DRAM products that are no longer in use.

13. Equity Investment

	December 31, 2010
	Carrying	% of
	Amount	Ownership
Equity method investment (unlisted)
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$7,665,455	30.0
Cost method investments (unlisted)	$2,178,103	Less than 20.0
	$9,843,558

The Company assesses the status of its equity investments for impairment on a periodic basis. As of December 31, 2010, the Company has concluded that no impairment exists related to its equity investments. The fair value of the Company’s cost-method investments were not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.

14. Accounts Payable

An aging analysis of the accounts payable is as follows:

	2010	2009	2008
Current	$429,831,103	$174,834,213	$126,149,360
Overdue:
Within 30 days	42,087,271	25,335,474	26,524,678
Between 31 to 60 days	8,540,898	8,269,941	9,510,883
Over 60 days	35,118,013	20,443,176	23,733,618
	$515,577,285	$228,882,804	$185,918,539

Contents

Notes to the Consolidated Financial Statements

15. Promissory Note

In 2009, the Company reached a new settlement with TSMC as detailed in Note 27. Under this agreement, the remaining promissory note of $40,000,000 under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000,000 as the settlement consideration. The Company has recorded a discount of $8,067,071 for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009) and was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC $80,000,000 in 2010 and $45,000,000 in 2009, of which $15,000,000 was associated with the 2005 Settlement Agreement. The outstanding promissory notes are as follows:

	December 31, 2010
		Discounted
Maturity	Face Value	value
2011	$30,000,000	$29,374,461
2012	30,000,000	28,559,710
2013	30,000,000	27,767,558
Total	90,000,000	85,701,729
Less: Current portion of promissory notes	30,000,000	29,374,461
Non-current portion of promissory notes	$60,000,000	$56,327,268

In 2010, 2009 and 2008, the Company recorded interest expense of $3,768,799, $2,070,569 and $2,532,795, respectively, relating to the amortization of the discount.

16. Indebtedness

Short-term and long-term debts are as follows:

	2010	2009	2008
Short-term borrowings
from commercial banks (a)	$372,055,279	$286,864,063	$201,257,773
Long-term debt by contracts (b):
Shanghai USD syndicate loan	$—	$127,840,000	$266,050,000
Shanghai USD & RMB loan	110,270,925	99,309,612	—
Beijing USD syndicate loan	290,062,000	300,060,000	300,060,000
EUR loan	25,422,023	50,227,567	72,037,070
Tianjin USD syndicate loan	86,300,000	179,000,000	259,000,000
	$512,054,948	$756,437,179	$897,147,070
Long-term debt by repayment schedule:
Within one year	$333,458,940	$205,784,080	$360,628,789
More than one year, but not exceeding
two years	178,596,008	334,995,270	305,568,789
More than two years, but not exceeding
five years	—	215,657,829	230,949,492
Total	$512,054,948	756,437,179	$897,147,070
Less: current maturities of long-term debt	333,458,941	205,784,080	360,628,789
Non-current maturities of long-term debt	$178,596,008	$550,653,099	$536,518,281

Contents

16. Indebtedness (continued)

(a)
Short-term borrowings from commercial banks
As of December 31, 2010, the Company had 20 short-term credit agreements that provided total credit facilities of up to $583 million on a revolving credit basis. As of December 31, 2010, the Company had drawn down $372 million under these credit agreements and $211 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $13 million, which is secured by term deposits. The interest expense incurred in 2010 was $12,037,913 of which $3,182,351 was capitalized as additions to assets under construction. The interest rate was calculated as LIBOR+0.9% to 4.50%, which ranged from 1.11% to 5.84% in 2010.

As of December 31, 2009, the Company had 19 short-term credit agreements that provided total credit facilities of up to $337 million on a revolving credit basis. As of December 31, 2009, the Company had drawn down $287 million under these credit agreements and $50 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $20 million, which is secured by term deposits. The interest expense incurred in 2009 was $11,250,052, of which $2,752,239 was capitalized as additions to assets under construction. The interest rate was calculated as LIBOR+1.5% to 2.75%, which ranged from 1.11% to 8.75% in 2009.

As of December 31, 2008, the Company had 10 short-term credit agreements that provided total credit facilities of up to $268 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down $201 million under these credit agreements and $67 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was $9,411,024, of which $1,103,335 was capitalized as additions to assets under construction. The interest rate is available and determined as LIBOR+0.5% to 1.75%, which ranged from 1.18% to 8.75% in 2008.

(b)
Long-term debt
Shanghai USD syndicate loan
In June 2006, SMIS entered into the Shanghai USD syndicate loan with an aggregate principal amount of $600,000,000 with a consortium of international and PRC banks. The principal amount is repayable beginning December 2006 in ten semi-annual installments. The interest rate is variable and determined as LIBOR+1.00%. In August 2010, the facility was fully repaid.

Shanghai USD & RMB loan
In June 2009, SMIS entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of $80,000,000 and RMB200,000,000 (approximately $29,309,012) with The Export-Import Bank of China. The principal amount is repayable at June 30, 2011.

The facility is secured by the manufacturing equipment located in SMIS’s 12-inch fab. This two-year bank facility will be used to finance future expansion and general corporate needs for SMIS’s 12-inch fab. The interest rates from the US tranche and RMB tranche are variable at LIBOR+2.00% and fixed at 4.86%, respectively.

The total outstanding balance of the facilities is collateralized by equipment with an original cost of $366 million as of December 31, 2010.

Contents

Notes to the Consolidated Financial Statements

16. Indebtedness (continued)

(b)
Long-term debt (continued)
Beijing USD syndicate loan
In May 2005, SMIB entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. The interest rates before and after the amendment, calculated as LIBOR+1.60% and LIBOR+2.20%, respectively.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by its plant and equipment with an original cost of $1,314 million as of December 31, 2010.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB has complied with these covenants as of December 31, 2010.

EUR loan
On December 15, 2005, the Company entered into the EUR syndicate loan, a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with a syndicate of banks with ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) the date on which the loans have been fully drawn down; or (ii) 36 months after the date of the agreement. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006. The interest rate is variable and determined as EURIBOR+0.25%.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $115 million for SMIS as of December 31, 2010.

Tianjin USD syndicate loan
In May 2006, SMIT entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. The Company has guaranteed SMIT’s obligations under this facility. The principal amount is repayable starting from 2010 in six semi-annual installments and interest rate is variable and determined at LIBOR+1.25%.

The total outstanding balance of the facility is collateralized by its plant and equipment with an original cost of $627 million as of December 31, 2010.

Contents

16. Indebtedness (continued)

(b)
Long-term debt (continued)
Tianjin USD syndicate loan (continued)
The Tianjin USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities as a percentage of total assets. SMIT has complied with these covenants as of December 31, 2010.

Details of the drawn down, repayment and outstanding balance of the abovementioned long-term debts are summarized as follows:

	Shanghai
	USD	Shanghai	Beijing USD		Tianjin USD
	Syndicate	USD & RMB	Syndicate		Syndicate
	Loan	Loan	Loan	EUR Loan	Loan
Balance at January 1, 2008	$393,910,000	—	$500,020,000	$51,057,531	$12,000,000
Drawn down	—	—	—	$38,929,954	$247,000,000
Repayment	$127,860,000	—	$199,960,000	$17,950,415	—
Balance at December 31, 2008	$266,050,000	—	$300,060,000	$72,037,070	$259,000,000
Drawn down	—	$99,309,612	—	—	—
Repayment	$138,210,000	—	—	$21,809,503	$80,000,000
Balance at December 31, 2009	$127,840,000	$99,309,612	$300,060,000	$50,227,567	$179,000,000
Drawn down	—	$10,961,313	—	—	—
Repayment	$127,840,000	—	$9,998,000	$24,805,544	$92,700,000
Balance at December 31, 2010	—	$110,270,925	$290,062,000	$25,422,023	$86,300,000

17. Long-term Payables Relating to License Agreements

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. The remaining payments under the agreements as of December 31, 2010 are $5,200,000 having a discounted value of $5,015,672 which will be mature in 2011.

These long-term payables were interest free, and the present value was discounted using the Company’s weighted-average borrowing rates 4.94%.

The current portion of other long-term payables is recorded as part of accrued expenses and other current liabilities.

In 2010, 2009 and 2008, the Company recorded interest expense of $269,390, $1,773,755 and $4,382,772, respectively, relating to the amortization of the discount.

Contents

Notes to the Consolidated Financial Statements

18. Income Taxes

Semiconductor Manufacturing International Corporation is a tax-exempted company incorporated in the Cayman Islands.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (“New EIT Law”), which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may to be enjoyed until the end of the holiday. FEIT Law tax holidays that have not started because the enterprise is not profitable will take effect regardless whether the FIEs are profitable in 2008.

According to Guofa [2007] No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives effective from January 1, 2008, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter.

On February 22, 2008, the PRC government promulgated Caishui Circular [2008] No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Circular No.1”). Pursuant to Circular No.1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.

On February 9, 2011, the State Council of China issued Guo Fa [2011] No.4, the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries(“Circular No.4”), to provide various incentives from tax, investment and financing, and R&D perspectives for the software and integrated circuit industries. In particular, Circular No.4 reinstates certain EIT incentives stipulated by Circular No.1 for the software and integrated circular enterprises.

Contents

18. Income Taxes (continued)

The detailed tax status of SMIC’s PRC entities is elaborated as follows:

1)
SMIS
Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIS was subject to a preferential income tax rate of 15%. According to Circular Guofa (2000) No. 18 — New Policy Implemented for Software and Semiconductor Industries (“Circular 18”) issued by the State Council of China, SMIS is entitled to a 10-year tax holiday (five year full exemption followed by five year half reduction) for FEIT rate starting from the first profit-making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIS took effect in 2004 when the SMIS utilized all accumulated tax losses.

In accordance with Guofa [2007] No. 39, SMIS was eligible to continue enjoying 11% income tax rate in 2010 and 12%, 12.5% and 12.5% in the tax holiday through its expiry in 2013.

2)	SMIB and SMIT
In accordance with the Circular 18, Circular No.1 and Circular No.4, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of December 31, 2010 and the tax holiday has not begun to take effect.

3)
SMICD
Under the FEIT Laws, SMICD was qualified to enjoy a 5-year tax holiday (two year full exemption followed by three year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. SMICD was in a loss position and the tax holiday began as at December 31, 2008 at the statutory rate of 25%. The applicable income tax rate for 2010, 2011, and 2012 is 12.5%, and thereafter is 25% respectively.

In 2010, the Company recorded withholding income tax expense of $1,836,851 for license income generated from its PRC subsidiaries.

The Company’s other subsidiaries are subject to respective local country’s income tax laws, including those of Japan, the United States of America and European countries, whose income tax expenses for the years of 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Japan subsidiary	$—	$—	$405,000
US subsidiary	210,000	252,000	223,812
European subsidiary	152,105	141,431	128,010

In 2010, 2009 and 2008, the Company had minimal taxable income in Hong Kong.

Contents

Notes to the Consolidated Financial Statements

18. Income Taxes (continued)

The provision for income taxes by tax jurisdiction is as follows:

	December 31
	2010	2009	2008
PRC
Current	$4,916,947	$40,949	$15,106
Adjustments on deferred tax assets and
liabilities for enacted changes in tax rate	—	(32,403,299)	20,542,716
Deferred	(10,097,549)	(23,818,794)	(9,506,907)
Other jurisdiction, current	362,105	9,556,902	15,382,078
Income tax (benefit) expense	$(4,818,497)	$(46,624,242)	$26,432,993

The income (loss) before income taxes by tax jurisdiction is as follows:

		December 31
	2010	2009	2008
PRC	$55,542,596	$(793,668,370)	$(291,664,135)
Other jurisdictions	(46,635,277)	(213,651,272)	(113,838,901)
	$8,907,319	$(1,007,319,642)	$(405,503,036)
Deferred tax liabilities	$(1,094,256)	$(1,035,164)	$(411,877)
Total deferred tax liabilities	$(1,094,256)	$(1,035,164)	$(411,877)

Contents

18. Income Taxes (continued)

Details of deferred tax assets and liabilities are as follows:

	2010	2009	2008
Deferred tax assets:
Allowances and reserves	$3,102,688	$13,019,352	$4,732,017
Start-up costs	23,309,859	159,707	929,991
Net operating loss carry forwards	185,443,770	109,384,792	55,476,943
Unrealized exchange loss	—	6,006	33,228
Depreciation and impairment of fixed
assets	62,068,769	79,104,144	59,224,163
Subsidy on long lived assets	148,473	479,818	479,817
Accrued expenses	2,382,856	1,936,337	603,274
Total deferred tax assets	276,456,415	204,090,156	121,479,433
Valuation allowance	(163,767,922)	(101,558,305)	(75,792,963)
Net deferred tax assets	$112,688,493	$102,531,851	$45,686,470
Current portion of deferred tax assets	$3,638,427	$8,173,236	—
Non-current portion of deferred tax assets	109,050,066	94,358,635	45,686,470
Net deferred tax assets	$112,688,493	$102,531,851	$45,686,470
Deferred tax liability:
Capitalized interest	(1,049,162)	(1,035,164)	(411,877)
Unrealized exchange gain	(45,094)	—	—
Total deferred tax liabilities	(1,094,256)	(1,035,164)	(411,877)
Non-current portion of deferred tax liabilities	(1,094,256)	(1,035,164)	(411,877)
Total deferred tax liabilities	$(1,094,256)	$(1,035,164)	$(411,877)

The Company has no material uncertain tax positions as of December 31, 2010 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

As of December 31, 2010, the Company’s PRC subsidiaries had net operating loss carry forward of $1,202.5 million, of which $70.6 million, $265.6 million, $322.1 million, $458.0 million and $86.2 million will expire in 2012, 2013, 2014, 2015 and 2016, respectively.

Under the New EIT Law, the profits of a foreign invested enterprise arising in year 2008 and beyond that will be distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future. Accordingly, as of December 31, 2010, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

Contents

Notes to the Consolidated Financial Statements

18. Income Taxes (continued)

Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and noncontrolling interest as follows:

	2010		2009		2008
Applicable enterprise income tax rate	15.0%		15.0%		15.0%
Expenses not deductible
for tax purpose	46.4%		(2.2%	)	(1.8%	)
Effect of tax holiday and tax concession	33.8%		(0.8%	)	0.0%
Expense (credit) to be
recognized in future periods	35.6%		(6.3%	)	8.2%
Changes in valuation allowances	30.0%		(0.7%	)	(15.6%	)
Effect of different tax rate of subsidiaries
operating in other jurisdictions	89.6%		(3.6%	)	(7.2%	)
Utilization of net operating loss carry
forwards	(304.5%	)	—		—
Changes of tax rate	—		3.2%		(5.1%	)
Effective tax rate	(54.1%	)	4.6%		(6.5%	)

The aggregate amount and per share effect of the tax holiday are as follows:

	2010	2009	2008
The aggregate dollar effect	$3,009,966	$7,979,279	$10,572
Per share effect — basic and diluted	$0.00	$0.00	$0.00

Contents

19. Noncontrolling Interest

In 2005, AT issued Series A redeemable convertible preference shares (“Series A shares”) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased one million Series A shares for $1 million from a noncontrolling stockholder, and equity interest of the noncontrolling stockholders in AT decreased to 42.7% as of December 31, 2007. On January 1, 2009, the noncontrolling interest holders of AT redeemed eight million Series A shares with a total redemption amount of $9,013,444 and the equity interest of the noncontrolling stockholders in AT decreased to 33.7%.

At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2010, 30 million preferred shares are outstanding and redeemable to noncontrolling interest holders. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as an accretion of interest to noncontrolling interest in the consolidated statements of operations.

The carrying value of the various noncontrolling interest was recorded at the higher of the redemption value or the historical cost, increased or decreased for the noncontrolling interest’s share of the net income or loss and dividend.

Reconciliation of the Noncontrolling Interest
Balance at January 1, 2008	$34,944,408
Accretion of interest	7,850,880
Balance at December 31, 2008	$42,795,288
Redemption	(9,013,444)
Accretion of interest	1,059,663
Balance at December 31, 2009	$34,841,507
Additional of Noncontrolling Interest	3,252,412
Loss attributed to noncontrolling interest	(139,751)
Accretion of interest	1,050,000
Balance at December 31, 2010	$39,004,168

Contents

Notes to the Consolidated Financial Statements

20. Share-based Compensation

The Company’s total share-based compensation expense for the years ended December 31, 2010, 2009 and 2008 was $8,794,633, $10,145,101, and $11,617,572, respectively.

Stock options

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”), under the terms of which the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2010, options to purchase 1,096,603,670 ordinary shares were outstanding, and options to purchase 204,962,557 ordinary shares were available for future grants.

As of December 31, 2010, the Company also has options to purchase 221,075,856 ordinary shares outstanding under the 2001 Stock Plan. The Company had not issued stock options under this plan after the IPO.

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted
			Average
		Weighted	Remaining	Aggregated
	Number of	average	Contractual	Intrinsic
	options	exercise price	Term	Value
Options outstanding at
January 1, 2010	1,410,142,830	$0.10
Granted	604,275,518	$0.09
Exercised	(58,106,806)	$0.04
Cancelled	(638,632,016)	$0.09
Options outstanding at
December 31, 2010	1,317,679,526	$0.11	6.72 years	$10,406,295
Vested or expected to vest at
December 31, 2010	1,233,390,872	$0.11	6.23 years	$9,059,290
Exercisable at December 31, 2010	492,642,959	$0.13	4.27 years	$3,839,239

The total intrinsic value of options exercised in the year ended December 31, 2010, 2009 and 2008 was $2,572,660, $167,625 and $1,434,758, respectively.

The weighted-average grant-date fair value of options granted during the year 2010, 2009 and 2008 was $0.04, $0.02 and $0.05, respectively.

When estimating forfeiture rates, the Company uses historical data to estimate option exercise and employee termination within the pricing formula.

Contents

20. Share-based Compensation (continued)

The fair value of each option granted are estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of our stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2010	2009	2008
Average risk-free rate of return	1.28%	1.18%	2.13%
Expected term	1–4 years	2–4 years	1–4 years
Volatility rate	60.83%	55.95%	46.82%
Expected dividend yield	—	—	—

Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (which was subsequently amended and restated on June 3, 2010.) (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the amended and restated 2004 EIP, the Company was authorized to issue up 1,015,931,725 ordinary shares, being the increased plan limit approved by its shareholders at the 2010 AGM, which is equivalent to 2.5% of its issued and outstanding ordinary shares as of March 31, 2010. As of December 31, 2010, 144,382,562 restricted share units were outstanding and 228,778,913 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of RSU activities is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining
	Number of	average Fair	Contractual	Aggregated
	Share Units	Value	Term	Fair Value
Outstanding at January 1, 2010	53,625,777	$0.11
Granted	207,315,992	$0.10
Exercised	(82,247,855)	$0.10
Cancelled	(34,311,352)	$0.10
Outstanding at December 31, 2010	144,382,562	$0.10	8.91 years	$14,321,561
Vested or expected to vest at
December 31, 2010	124,028,443	$0.10	8.87 years	$12,041,247

Contents

Notes to the Consolidated Financial Statements

20. Share-based Compensation (continued)

Pursuant to the 2004 EIP, the Company granted 207,315,992, 787,797 and 41,907,100 RSUs in 2010, 2009, and 2008, respectively, most of which vest over a period of four years. The fair value of the RSUs at the date of grant was $20,169,232, $32,213 and $3,313,114 in 2010, 2009, and 2008, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $3,493,661, $3,370,893, and $5,644,789 in 2010, 2009, and 2008, respectively.

Unrecognized compensation cost related to non-vested share-based compensation.

As of December 31, 2010, there was $16,025,676 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.50 years.

21. Reconciliation of Basic and Diluted Earnings (loss) per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	2010	2009	2008
Income (loss) attributable to Semiconductor
Manufacturing International Corporation
ordinary shares holders	$13,100,397	$(963,537,205)	$(440,231,120)
Basic:
Weighted average ordinary shares
outstanding	24,258,437,559	22,359,237,084	18,682,585,932
Less: Weighted average ordinary shares
outstanding subject to repurchase	—	—	(41,066)
Weighted average shares used in computing
basic earnings (loss) per share	24,258,437,559	22,359,237,084	18,682,544,866
Basic earnings (loss) per share	$0.00	$(0.04)	$(0.02)
Diluted:
Weighted average ordinary shares
outstanding	24,258,437,559	22,359,237,084	18,682,585,932
Dilutive effect of stock options and
restricted share units	280,572,761	—	—
Dilutive effect of contingently
issuable shares	877,587,085	—	—
Weighted average shares used in computing
diluted earnings (loss) per share	25,416,597,405	22,359,237,084	18,682,544,866
Diluted earnings (loss) per share	$0.00	$(0.04)	$(0.02)

Contents

21. Reconciliation of Basic and Diluted Earnings (loss) per Share (continued)

As of December 31, 2010, the Company has 1,747,346,656 ordinary share equivalents outstanding which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares. In 2009 and 2008, the Company had 113,454,250 and 189,478,507, respectively, ordinary share equivalents outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods.

The following table sets forth the securities comprising of these anti-dilutive ordinary share equivalents for the years indicated:

	December 31,
	2010	2009	2008
Outstanding options to purchase ordinary
shares	1,014,825,425	96,282,204	128,361,312
Outstanding unvested restricted share units	—	17,172,046	61,117,195
Warrant shares	759,521,231	—	—
	1,774,346,656	113,454,250	189,478,507

22. Transactions with Managed Government-Owned Foundries

The Company provided management services to Cension Semiconductor Manufacturing Corporation (“Cension”), a foundry owned by a municipal government. Prior to the termination of the management service in October 2010, management service revenues for 2010, 2009 and 2008 were $4,500,000, $6,000,000 and $12,000,000, respectively.

The Company also provided management services to Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which is a government-owned foundry. In 2009, the Company ceased its recognition of management service revenue due to issues of collectability and no revenue was recorded in 2010.

Furthermore, the Company recorded a $115.8 million bad debt provision in the second half of 2009, of which $93.5 million and $21.1 million were due to long outstanding overdue receivables relating primarily to the revenue for management services rendered and related equipment sold, respectively. The Company further negotiated with Cension and reached an agreement to settle the balances between the two parties. Cension agreed to make cash payment of $47.2 million to the Company. The remaining balances were relinquished. The Company collected $28.5 million of payments from Cension during 2010 and recorded as a deduction of general and administrative expense in the consolidated statements of operations.

Contents

Notes to the Consolidated Financial Statements

23. Commitments

(a)
Purchase commitments
As of December 31, 2010, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2011.

Facility construction	$82,989,853
Machinery and equipment	558,085,743
$641,075,596

(b)
Royalties
The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from three to ten years. The Company makes royalty payments based on a percentage of sales of products, which use the third parties’ technology or license. In 2010, 2009 and 2008, the Company incurred royalty expense of $29,498,094, $20,836,511 and $18,867,409, respectively, which was included in cost of sales.

24. Segment and Geographic Information

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment. The following table summarizes the Company’s net revenues generated from different geographic locations:

	2010	2009	2008
Total sales:
United States	$851,914,130	$632,047,071	$767,966,660
Europe	39,178,321	20,806,685	92,572,683
Asia Pacific*	58,773,919	35,625,352	40,849,450
Taiwan	173,108,545	157,624,333	185,848,747
Japan	3,187,517	9,685,012	37,706,875
Mainland China	428,626,155	214,598,650	228,766,884
	$1,554,788,587	$1,070,387,103	$1,353,711,299

* Not including Taiwan, Japan, Mainland China

Revenue is attributed to countries based on headquarter of operations.

Substantially all of the Company’s long-lived assets are located in the PRC.

Contents

25. Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2010	2009	2008	2010	2009	2008
A	21%	22%	22%	27%	21%	23%
B	13%	14%	14%	*	*	*
C	10%	13%	13%	*	11%	*
D	*	*	*	*	*	16%
E	*	*	*	*	*	18%
F	*	*	*	*	10%	*

				Receivables from sale of
	Other current assets			Manufacturing equipment
	December 31,			December 31,
	2010	2009	2008	2010	2009	2008
D	*	*	50%	*	*	83%
E	*	*	*	*	*	17%

* Less than 10%.

26. Contingent Liability

In 2007, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). The equipment was relocated by 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the cooperative manufacturing arrangement. The Company has contested the claims and requested further information supporting the Counterparty’s claims. The Counterparty filed a demand for dispute arbitration in late 2009 for the equipment relocation expenses. The Company recorded its best estimate of the probable amount of its liability on the claims in the consolidated financial statement as of and during the year ended December 31, 2009.

In the end of 2010, the Counterparty has filed further claims under the cooperative manufacturing arrangement. The Company settled all of the disputes related to the equipment relocation claims and is continuing its investigations and negotiations with the Counterparty under the cooperative manufacturing arrangement. The contingent liability recorded as of December 31, 2010 represented the Company’s best estimate of the probable loss.

27. Litigation

The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the previous settlement agreement with TSMC (“2005 Settlement Agreement”). The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

Contents

Notes to the Consolidated Financial Statements

27. Litigation (continued)

2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

4)	Commitment to grant TSMC 1,789,493,218 shares of SMIC and a warrant exercisable within three years of issuance to subscribe for an additional 695,914,030 shares, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain, by means of exercise of the warrant, ownership of approximately 2.78% of SMIC’s issued share capital as at December 31, 2010 (assuming a full exercise of the warrant)), subject to receipt of required government and regulatory approvals. The 1,789,493,218 ordinary shares and the warrant were issued on July 5, 2010; and

5)	Certain remedies in the event of breach of this settlement.

Accounting Treatment for the 2009 Settlement Agreement:

In accounting for the 2009 Settlement Agreement, the Company determined that there were three components of the 2009 Settlement Agreement:

1)	Settlement of litigation via entry of judgment and mutual release of all claims in connection with pending litigation;

2)	TSMC’s covenant not-to-sue with respect to alleged misappropriation of trade secrets; and

3)	Termination of payment obligation of the remaining payments to TSMC under the 2005 Settlement Agreement of approximately $40 million.

The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date, and previously recorded deferred cost associated with the 2005 Settlement Agreement were immediately impaired, resulting in an expense of $269.6 million which was recorded as litigation settlement in the consolidated statements of operations. The commitment to grant shares and warrants was initially measured at fair value and was accounted for as a derivative with all subsequent changes in fair value reflected in the consolidated statements of operations. The Company recorded a loss of $30.1 million and $29.8 million as the change in the fair value of commitment to issue shares and warrants in 2009 and 2010 through the date of issuance of the shares and warrants on July 5, 2010, respectively.

28. Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20% to 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their basic salary. The contribution of such an arrangement was approximately $12,845,223, $12,532,810 and $11,039,680 for the years ended December 31, 2010, 2009 and 2008, respectively. The retirement benefits do not apply to non-PRC citizens. The Company’s retirement benefit obligations outside the PRC are not significant.

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29. Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China's foreign investment enterprise, the Company's PRC subsidiaries are required to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of their registered capital. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the respective companies under PRC regulations. The staff welfare and bonus reserve is determined by the Board of Directors and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries' operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2010, 2009 and 2008, the Company did not make any appropriation to non-distributable reserves.

In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of $3,328 million at December 31, 2010 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2010, approximately $3,354 million is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2010, 2009 and 2008, the Company has not declared or paid any cash dividends on the ordinary shares.

30. Subsequent Events

On March 1, 2011, the Company deconsolidated AT as its majority ownership interest was reduced to 10%. As a result, all previously issued preferred securities issued by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has controlling financial interest nor significant influence in AT. No cash or other consideration was received by the Company in conjunction with the disposition. As of December 31, 2010, AT had a net asset of approximately $24.5 million with a noncontrolling interest in the form of preferred securities of $36.0 million.

The Company expects to record a gain on the deconsolidation of this subsidiary equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, which has not yet been determined, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT's assets and liabilities.

31. Components of Loss (Income) from Operations

	2010	2009	2008
Loss (income) from operations is arrived at
after charging (crediting):
Auditors’ remuneration	$1,250,000	$1,291,969	$1,584,925
Staff costs inclusive of directors’ remuneration	$209,857,797	$197,421,911	$190,942,366

Contents

Notes to the Consolidated Financial Statements

32. Directors’ Remuneration and Five Highest Paid Individuals

Directors

Details of emoluments paid or payable by the Company to the directors of the Company in 2010, 2009 and 2008 are as follows:

			Gao				Richard	Yang						Jiang		Wang
	David N.K.	Chen	Yong	Edward	Zhou	Tsuyoshi	Ru Gin	Yuan	Ta-Lin	Lip-Bu	Henry	Fang	Albert	Shang	Lai	Zheng
	Wang	Shanzhi	Gang	S Yang	Jie	Kawanishi	Chang	Wang	Hsu	Tan	Shaw	Yao	Y. C. Yu	Zhou	Xing Cai	Gang	Total
	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
2010
Salaries and other benefits1	$344,264	$45,000	$45,000	$—	$—	$45,000	$—	$—	$—	$60,000	$—		$—	$180,000		$—	$719,264
Discretionary bonus2, 3	$225,923	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—		$—	$—		$—	$225,923
Stock Option Benefits4	$1,099,719	$14,569	$14,569	$—	$—	$28,518	$—	$—	$—	$28,518	$—		$—	$254,092		$—	$1,439,985
Total	$1,669,906	$59,569	$59,569	$—	$—	$73,518	$—	$—	$—	$88,518	$—		$—	$434,092		$—	$2,385,172
2009
Salaries and other benefits	$—	$—	$—	$—	$—	$—	$273,029	$—	$—	$—	$—	$—	$—	$—	$—	$—	$218,398
Stock Option Benefits	$—	$—	$—	$8,149	$—	$8,149	$47,299	$8,149	$—	$8,149	$—	$—	$—	$8,149	$—	$—	$178,214
Total	$—	$—	$—	$8,149	$—	$8,149	$320,328	$8,149	$—	$8,149	$—	$—	$—	$8,149	$—	$—	$396,612
2008
Salaries and other benefits	$—	$—	$—	$—	$—	$—	$218,398	$—	$—	$—	$—	$—	$—	$—	$—	$—	$195,395
Stock Option Benefits	$—	$—	$—	$—	$—	$4,285	$144,300	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$—	$308,242
Total	$—	$—	$—	$—	$—	$4,285	$362,698	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$—	$503,637

1.	David N.K. Wang’s salaries and other benefits in 2010, include 2 months of service since joining the Company in November 2009 which was paid in 2010.

2.	David N.K. Wang is entitled to a performance bonus of 75% of his annual salary, payable if and when the Company achieves profitability over one fiscal year.

3.	David N.K. Wang’s discretionary bonus will be paid in 2011.

4.	On February 23, 2010, Dr. Wang was granted an option to purchase 62,697,553 ordinary shares at a price of HK$0.77 per ordinary share, and an award of 26,870,379 Restricted Share Units. None of these awards had been vested as of December 31, 2010. Expenses recognized by the Company during the year ended December 31, 2010 in accordance with U.S.GAAP do not represent the actual benefits received by the recipient in 2010. The individual actual benefits to be realized upon exercise could be more or less than the accounting expenses recognized by the Company as stated above.

In 2010, 2009 and 2008, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2010, 2009 and 2008, no directors waived any emoluments.

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32. Directors’ Remuneration and Five Highest Paid Individuals (continued)

Directors (continued)
The Company granted 90,932,333, 6,000,000, and nil options to purchase ordinary shares of the Company to the directors in 2010, 2009 and 2008, respectively. During the year ended December 31, 2010, nil stock options were exercised and nil stock options were cancelled due to the resign of directors.

The Company granted 33,587,973, nil and nil restricted share units to purchase ordinary shares of the Company to the directors in 2010, 2009 and 2008, respectively. During the year ended December 31, 2010, 6,717,594 restricted share units automatically vested and no restricted share units were cancelled.

Five highest paid employees’ emoluments
Of the five individuals with the highest emoluments in the Group, one is a director of the Company whose emoluments are included in the disclosure above. The emoluments of the remaining four in 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Salaries and other benefits	$1,005,019	$874,894	$941,001
Bonus	654,357	—	—
Stock option benefits	827,718	182,730	232,296
Total emoluments	$2,486,094	$1,057,624	$1,173,297

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

Their emoluments were within the following bands:

	2010	2009	2008
	Number of	Number of	Number of
	individuals	individuals	individuals
HK$1,000,000 ($128,470) to
HK$1,500,001 ($192,705)	—	1	1
HK$1,500,001 ($192,705) to
HK$2,000,000 ($256,941)	—	3	3
HK$4,000,001 ($513,881) to
HK$4,500,000 ($578,116)	1	—	—
HK$4,500,001 ($578,116) to
HK$5,000,000 ($642,352)	2	—	—
HK$5,000,001 ($642,352) to
HK$5,500,000 ($706,587)	1	—	—

Contents

Notes to the Consolidated Financial Statements

33. Differences between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant differences relate principally to share-based payments to employees and non-employees, presentation of noncontrolling interest, convertible financial instruments and assets held for sale.

(i)	In regard to accounting treatment for share-based payments, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognized when goods or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year beginning on January 1, 2005 and compensation expenses on share-based payments to employees would have been calculated using fair value based method for the years prior to January 1, 2006.

Under US GAAP, prior to January 1, 2006, the Company was able to account for stock-based compensation issued to employees using either intrinsic value method or fair value based method and the Company adopted the intrinsic value method of accounting for its stock options to employees.

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is the vesting period.

Effective January 1, 2006, the Company began to recognize share-based compensation based on the grant date fair value of the award similar to IFRS 2. In addition, the Company no longer recorded deferred share-based compensation related to unvested share options in equity, consistent with IFRS 2. Upon the adoption of this accounting principle, the Company has recorded a cumulative effect of $5,153,986 in the year 2006 under US GAAP, which is not required under IFRS2.

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33.	Differences between US GAAP and International Financial Reporting Standards (continued)

	(ii)	Under US GAAP, the Company presented the redeemable convertible preferred shares in AT that were not owned by the Company as noncontrolling interest. The accretion of interest on noncontrolling interest was separately disclosed on the face of the statement of operations.

Under IFRS, IAS 32 requires an entity that issues a financial instrument with characteristics of both liabilities and equity to separately classify the liability and equity components. The liability component is measured at fair value at inception, and any residual proceeds are allocated to the equity component. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debt. The accretion of interest to record the redeemable convertible preferred shares at redemption value is recognized as interest expense. The value assigned to the conversion option of the redeemable convertible preferred shares is considered to be insignificant at initial recognition.

	(iii)	Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

	(iv)	IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long- lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognized as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Contents

Notes to the Consolidated Financial Statements

33. Differences between US GAAP and International Financial Reporting Standards (continued)

(iv)	(continued)

The Company considered the operating loss in SMIB to be an impairment indicator for its long-lived assets in SMIB and evaluated whether or not such assets have been impaired at December 31, 2007, The undiscounted expected future cash flows are in excess of the carrying amount of the relevant long-lived assets and no impairment loss was required to be recognized under US GAAP in 2007. However, under IFRS, the estimated recoverable value derived from a discounted expected cash flow is less than the carrying value of those long-lived assts. As such, the Company has recognized an impairment loss of US$105,774,000 for the year ended December 31, 2007 under IFRS.

The Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company’s Board of Directors decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to the plant and equipment in the Company’s Beijing facility. Based on a detailed analysis, the Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets under US GAAP in 2008.

The difference in timing of recognition of impairment loss under US GAAP and IFRS give rise to the difference in depreciation charges on long-lived assets after impairment allocation, which would be gradually reversed in future periods as the long-lived assets became depreciated.

(v)	Under US GAAP, income (loss) from equity method investment is presented as a separate item before net income (loss) on net of tax basis.

Under IFRS, the income (loss) from equity method investment is presented as a component of income (loss) before income tax benefit (expense).

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33. Differences between US GAAP and International Financial Reporting Standards (continued)

The adjustments necessary to restate income (loss) attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

		2010	2009	2008
Net income (loss) under US GAAP		$14,010,646	$(962,477,542)	$(432,380,240)
IFRS adjustments:
ii)	Presentation of noncontrolling interest	(1,050,000)	(1,059,663)	(7,850,880)
iv)	Impairment of long-lived assets	—	—	105,774,000
iv)	Depreciation of long-lived assets	(2,064,292)	(2,569,243)	4,633,535
v)	Presentation of income (loss) from equity
	investment	284,830	(1,782,142)	(444,211)
Net income (loss) under IFRS		$11,181,184	$(967,888,590)	$(330,260,796)
Earnings (loss) per share under IFRS		$0.00	$(0.04)	$(0.02)
Equity as reported under US GAAP		$2,169,537,375	$1,796,240,383	$2,749,364,501
iv)	Depreciation of long-lived assets	—	2,064,292	4,633,535
Stockholders’ equity under IFRS		$2,169,537,375	$1,798,304,675	$2,753,998,036
Cost of sales
as reported under US GAAP		1,244,714,305	1,184,589,553	1,412,851,079
IFRS adjustments
iv)	Depreciation of long-lived assets	2,064,292	2,569,243	(4,633,535)
Under IFRS		$1,246,778,597	$1,187,158,796	$1,408,217,544
Interest expenses
as reported under US GAAP		22,655,830	24,699,336	50,766,958
IFRS adjustments
ii)	Accretion of interest on Series A shares	1,050,000	1,059,663	4,795,288
Under IFRS		$23,705,830	$25,758,999	$55,562,246
Income (loss) before tax
as reported under US GAAP		8,907,319	(1,007,319,642)	(405,503,036)
IFRS adjustments
iv)	Impairment of long-lived assets	—	—	105,774,000
iv)	Depreciation of long-lived assets	(2,064,292)	(2,569,243)	4,633,535
v)	Presentation of income (loss) from equity
	investment	284,830	(1,782,142)	(444,211)
ii)	Accretion of interest on Series A shares	(1,050,000)	(1,059,663)	(4,795,288)
Under IFRS		$6,077,857	$(1,012,730,690)	$(300,335,000)
Plant and equipment
As reported		$2,351,862,787	2,251,614,217	2,963,385,840
IFRS adjustments
iv)	Depreciation of long lived assets	—	2,064,292	4,633,535
Under IFRS		$2,351,862,787	$2,253,678,509	$2,968,019,375

Contents

Notes to the Consolidated Financial Statements

33. Differences between US GAAP and International Financial Reporting Standards (continued)

		2010	2009	2008
Current liabilities as reported under US GAAP		$1,399,345,332	$1,031,522,572	$899,772,911
ii)	Presentation of Series A shares	35,891,507	34,841,507	42,795,288
Under IFRS		$1,435,236,839	$1,066,364,079	$942,568,199
Additional paid-in capital
as reported under US GAAP		3,858,642,606	3,499,723,153	3,489,382,267
IFRS adjustments
i)	Retrospective adjustment on adoption of
	IFRS 2	30,388,316	30,388,316	30,388,316
i)	Reverse of cumulative effect of a change in
	accounting principle	5,153,986	5,153,986	5,153,986
iii)	Carry forward prior year’s adjustment on
	deemed dividend	(55,956,051)	(55,956,051)	(55,956,051)
Under IFRS		$3,838,228,857	$3,479,309,404	$3,468,968,518
Accumulated deficit
as reported under US GAAP		(1,698,946,565)	(1,712,046,962)	(748,509,757)
IFRS adjustments
i)	Retrospective adjustment on adoption of
	IFRS 2	(30,388,316)	(30,388,316)	(30,388,316)
i)	Reverse of cumulative effect of a change in
	accounting principle	(5,153,986)	(5,153,986)	(5,153,986)
iii)	Carry forward prior year’s adjustment on
	deemed dividend	55,956,051	55,956,051	55,956,051
iv)	Depreciation of long-lived assets	—	2,064,292	4,633,535
Under IFRS		$(1,678,532,816)	$(1,689,568,921)	$(723,462,473)

Contents

33. Differences between US GAAP and International Financial Reporting Standards (continued)

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2010, 2009 and 2008, and details of which are set out as below:

(a)	Inventory valuation
Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

(b)	Deferred income taxes
Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will be realized. “More likely than not” is defined as a likelihood of more than 50%.

With regard to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

Contents

Notes to the Consolidated Financial Statements

33. Differences between US GAAP and International Financial Reporting Standards (continued)

(c)	Research and development costs
IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

  its intention to complete the intangible asset and use or sell it;

  its ability to use or sell the intangible asset;

  how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

  its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

  those incurred on behalf of other parties under contractual arrangements;

  those that are unique for enterprises in the extractive industries;

  certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

  certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

Contents

Organization and Principal Activities

As of December 31, 2010, the Company operates primarily through the following subsidiaries:

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity
Better Way Enterprises Limited	Samoa	100%	Provision of marketing
(“Better Way”)	April 5, 2000		related activities

Semiconductor Manufacturing	People’s Republic of	100%	Manufacturing and trading
International (Shanghai) Corporation	China (the “PRC”)		of semiconductor products
(“SMIS”)*#	December 21, 2000

SMIC, Americas	United States of America	100%	Provision of marketing
	June 22, 2001		related activities

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading
International (Beijing) Corporation	July 25, 2002		of semiconductor products
(“SMIB”)*#

SMIC Japan Corporation#	Japan	100%	Provision of marketing
	October 8, 2002		related activities

SMIC Europe S.R.L	Italy	100%	Provision of marketing
	July 3, 2003		related activities

SMIC Commercial (Shanghai) Limited	PRC	100%	Operation of a convenience
Company (formerly SMIC Consulting	September 30, 2003		store
Corporation)*

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading
International (Tianjin) Corporation	November 3, 2003		of semiconductor products
(“SMIT”)*#

Semiconductor Manufacturing	Cayman Islands	66.3%	Investment holding
International (AT) Corporation	July 26, 2004
(“AT”)

Semiconductor Manufacturing	PRC	66.3%	Manufacturing and trading
International (Chengdu) Corporation	December 28, 2004		of semiconductor products
(“SMICD”)*

SMIC Energy Technology (Shanghai)	PRC	100%	Manufacturing and trading
Corporation (“Energy Science”)*#	September 9, 2005		of solar cell related
			semiconductor products

SMIC Development (Chengdu)	PRC	100%	Construction, operation, and
Corporation*#	December 29, 2005		management of SMICD’s
			living quarter, schools,
			and supermarket

Contents

Organization and Principal Activities

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity
Magnificent Tower Limited	British Virgin Islands	100%	Investment holding
	January 5, 2006

Semiconductor Manufacturing	British Virgin Islands	100%	Investment holding
International (BVI) Corporation	April 26, 2007
(“SMIC (BVI)”)

Admiral Investment Holdings Limited	British Virgin Islands	100%	Investment holding
	October 10, 2007

SMIC Shenzhen (HK) Company Limited	Hong Kong	100%	Investment holding
	January 29, 2008

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading
International (Shenzhen)	March 20, 2008		of semiconductor products
Corporation*

Siltech Manufacturing (Shanghai)	PRC	97.7%	Manufacturing and trading
Corporation Limited*	March 3, 2009		of semiconductor products

*	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (“PRC”) excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan.
#	Abbreviation for identification purposes

In addition to the above, the Company has a number of wholly owned subsidiaries in the PRC, Hong Kong, Samoa, the British Virgin Islands and Cayman Islands.

Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 29 April, 2011	By:	/s/ Dr. David N.K. Wang
		Name:	Dr. David N.K. Wang
		Title:	President, Chief Executive Officer, Executive Director